CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on July 28, 2017 as
Amendment No. 2 to the confidential submission

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADIAL PHARMACEUTICALS, L.L.C.

(to be converted as described herein to a corporation named)

ADIAL PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	8071	[ ]
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Adial Pharmaceuticals, Inc.
204 E. High Street
Charlottesville, VA 22902
(434) 422-9800

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive office)

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
204 E. High Street
Charlottesville, VA 22902
(434) 422-9800

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Leslie Marlow, Esq.

Hank Gracin, Esq.

Patrick J. Egan, Esq.

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, NY 10174

Telephone: (212) 907-6457

Facsimile: (212) 208-4657

Brad L. Shiffman, Esq. Blank Rome LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174 Telephone: (212) 885-5000 Facsimile: (212) 885-5001

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Emerging Growth Company ☒

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)		Amount of registration fee(2)
Common Stock, $0.001 par value(2)(3)	$		$
Representative’s Warrants(4)		—		—
Shares of Common Stock underlying Representative’s Warrants(2)(5)	$		$
Total	$		$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	Includes shares of common stock the underwriters have the option to purchase to cover over-allotments, if any.

(4)	No fee pursuant to Rule 457(g) under the Securities Act.

(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The representative’s warrants are exercisable at a per share exercise price equal to 125% of the public offering price per share. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the representative’s warrants is $ , which is equal to 125% of $ (4% of $ ).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 28, 2017

            Shares

Common Stock

This is a firm commitment initial public offering of       shares of common stock of Adial Pharmaceuticals, Inc. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $         .

Prior to this offering, there has been no public market for our common stock. We have applied to list our shares of common stock for trading on The Nasdaq Capital Market under the symbol “[ADIL].” No assurance can be given that our application will be approved.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under applicable SEC rules and will be eligible for reduced public company disclosure requirements. See “Summary — Implications of Being an Emerging Growth Company.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive compensation in addition to the discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the representative of the underwriters an option to purchase up to an additional           shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full the total underwriting discounts and commissions payable will be $           , and the total proceeds to us, before expenses, will be $    .

The underwriters expect to deliver our shares to purchasers in the offering on or about            , 2017.

Aegis Capital Corp

The date of this prospectus is                      , 2017

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable. The Company is ultimately responsible for all disclosure included in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “ADial” and the “Company” refer to ADial Pharmaceuticals, L.L.C. for the periods prior to the consummation of the corporate conversion/reincorporation (as described below), and such terms refer to Adial Pharmaceuticals, Inc. for the periods after the consummation of the corporate conversion/reincorporation . Except as disclosed in the prospectus, the financial statements and selected historical financial data and other financial information included in this registration statement are those of Adial Pharmaceuticals, L.L.C. and do not give effect to the corporate conversion/reincorporation.

Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a number of transactions pursuant to which Adial Pharmaceuticals, Inc. will succeed to the business of ADial Pharmaceuticals, L.L.C. and the members of ADial Pharmaceuticals, L.L.C. will become stockholders of Adial Pharmaceuticals, Inc. In this prospectus, we refer to such transactions as the corporate conversion/reincorporation.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of a therapeutic for the treatment of alcohol use disorder (“AUD”) using our lead investigational new drug product, AD04, a selective serotonin-3 antagonist (i.e., a “5-HT3 antagonist”). The active ingredient in AD04 is ondansetron, which is also the active ingredient in Zofran®, an approved drug for treating nausea and emesis. AUD is characterized by an urge to consume alcohol and an inability to control the levels of consumption. We intend to commence a Phase 3 clinical trial using AD04 for the potential treatment of AUD in subjects with certain target genotypes. We believe our approach is unique in that it targets the serotonin system and individualizes the treatment of AUD, through the use of genetic screening. We have created an investigational companion diagnostic biomarker test for the genetic screening of patients with certain biomarkers that, as reported in the American Journal of Psychiatry (Johnson, et. al. 2011 & 2013), we believe will benefit from treatment with AD04. Our strategy is to integrate the pre-treatment genetic screening into AD04’s label to create a patient-specific treatment in one integrated therapeutic offering. Our goal is to develop a genetically targeted, effective and safe product candidate to treat AUD that does not require abstinence as part of the treatment.

We have a worldwide, exclusive license from the University of Virginia Patent Foundation (d.b.a the Licensing & Venture Group) (“UVA LVG”), which is the licensing arm of the University of Virginia, to commercialize our investigational drug candidate, AD04, subject to Food and Drug Administration (“FDA”) approval of the product, based upon three (3) separate patents and patent application families, with patents filed and issued in over 40 jurisdictions, including three (3) issued patents in the U.S. Our investigational agent has been used in several investigator-sponsored trials and we possess or have rights to use toxicology, pharmacokinetic and other preclinical and clinical data that supports our Phase 3 clinical trial. Our therapeutic agent was the product candidate used in a University of Virginia investigator sponsored Phase 2b clinical trial of 283 patients. In this Phase 2b clinical trial, ultra-low dose ondansetron, the active pharmaceutical agent in AD04, showed a statistically significant difference between ondansetron and placebo for both the primary endpoint and secondary endpoint, which were reduction in severity of drinking measured in drinks per drinking day (1.71 drinks/drinking day; p=0.0042), and reduction in frequency of drinking measured in days of abstinence/no drinking (11.56%; p=0.0352), respectively. Additionally, and importantly, the Phase 2b results showed a significant decrease in the percentage of heavy drinking days (11.08%; p=0.0445) with a “heavy drinking day” defined as a day with four (4) or more alcoholic drinks for women or five (5) or more alcoholic drinks for men consumed in the same day.

As stated above, the active pharmaceutical agent in AD04, our lead investigational new drug product, is ondansetron (the active ingredient in Zofran®) which was granted FDA approval in 1991 for nausea and vomiting post-operatively and after chemotherapy or radiation treatment and is now commercially available in generic form. In studies of Zofran® conducted as part of its FDA review process, ondansetron was given acutely at dosages up to almost 100 times the dosage expected to be formulated in AD04 with the highest doses of Zofran® given intravenously (“i.v.”), which results in almost twice the exposure level as oral dosing. Even at high doses given i.v. the studies found that ondansetron is well-tolerated and results in few adverse side effects at the currently marketed doses, which reach more than 70 times the AD04 dose and are given i.v. The formulation dosage of ondansetron used in our drug candidate (and expected to be used by us in our Phase 3 clinical trials) has the potential advantage that it contains a much lower concentration of ondansetron than the generic formulation/dosage that has been used in prior clinical trials, is dosed orally, and is available with use of a companion diagnostic biomarker. Our development plan for AD04 is designed to demonstrate both the efficacy of AD04 in the genetically targeted population and the safety of ondansetron when administered chronically at the AD04 dosage. However, to the best of our knowledge, no comprehensive clinical study has been performed to date that has evaluated the safety profile of ondansetron for long-term use as anticipated at any dosage.

According to the National Institute of Alcohol Abuse and Alcoholism (the “NIAAA”) and the Journal of the American Medical Association (“JAMA”), in the United States alone, approximately 35 million people each year have AUD (such number is based upon the 2012 data provided in Grant et. al. the JAMA 2015 and has been adjusted to reflect a compound annual growth rate of 1.13%, which is the growth rate reported by U.S. Census Bureau for the general adult population from 2012-2017), resulting in significant health, social and financial costs with excessive alcohol use being the fourth leading cause of preventable death and is responsible for 31% of driving fatalities in the United States (NIAAA Alcohol Facts & Statistics). It contributes to over 200 different diseases and 10% of children live with a person that has an alcohol problem. The Centers for Disease Control (the “CDC”) has reported that alcohol use disorders cost the U.S. economy about $250 billion annually, with heavy drinking accounting for greater than 75% of the social and health related costs. Despite this, according to the article in the JAMA 2015 publication, only 7.7% of these patients (i.e., approximately 2.6 million people) with AUD are estimated to have been treated in any way and only 3.6% by a physician (i.e., approximately 1.3 million people). In addition, according to the NIAAA, the problem in the United States appears to be growing with almost a 50% increase in prevalence between 2002 and 2013.

1

Disease Targets and Markets

Limitations of Current AUD Therapies

Today the most common treatments for AUD are directed at achieving abstinence and typical treatments include psychological and social interventions. Most therapies actually require abstinence prior to initiating therapy. Abstinence requires dramatic lifestyle changes often with serious work and social consequences. Frequently, patients cannot attend family and social events in order to ensure compliance with abstinence, and patients often must suffer from the stigma of having been labelled an alcoholic. Significant side effects of current pharmacologic therapies include mental side effects such as psychiatric disorders and depressive symptoms and physical side effect such as nausea, dizziness, vomiting, abdominal pain, arthritis and joint fitness. In fact, according to peer reviewed studies referenced in The Sober Truth: Debunking the Bad Science Behind 12-Step Programs and the Rehab Industry, L. Dodes and Z. Dodes, 2014 by Dr. Lance Dodes, the former Director of the substance abuse treatment unit of Harvard’s McLean Hospital, 90% or more of patients that use current therapy solutions, such as Alcoholics Anonymous, do not achieve long-term abstinence.

There are four drugs approved by the FDA and marketed in the United States for the treatment of alcohol addiction, Antabuse® (disulfram) Vivitrol® (naltrexone), Revia® (naltrexone) and Campral® (acomprosate) and one drug, Selincro® (nalmefene) is marketed outside of the United States. All of the approved drugs, other than Selincro®, require abstinence prior to commencing treatment with the drug, and all five drugs are known to have significant side effects.

Antabuse® was approved for the treatment of alcohol dependence more than 50 years ago, making it the oldest such drug on the market. It works by interfering with the body's ability to process alcohol. Its method of action and purpose is to cause patients that drink alcohol while taking Antabuse® to experience numerous and extremely unpleasant adverse effects, including, among others, flushing, nausea, and palpitations, with the goal that patients will continue the medication but refrain from drinking in order to avoid these effects.

Naltrexone, which can be taken as a once-daily pill (Revia®) or in an approved once-monthly injectable form (Vivitrol®) that requires a doctor to administer is often associated with gastrointestinal complaints and has been reported to cause liver damage when given at certain high doses. As a result, it carries an FDA boxed warning, a special emphasized warning, for this side effect.

Campral®, taken by mouth three times daily, acts on chemical messenger systems in the brain.

Selincro® has not been approved for sale in the United States.

Our Proposed Solution

Our goal is to develop an effective and safe product to treat AUD that does not require abstinence as part of the treatment and does not have the negative side effects of the current drugs on the market. Our product candidate is designed for patients who desire to control their drinking but cannot or do not want to completely abstain from drinking. By removing the difficulties associated with abstinence and the side effects associated with the other current products on the market, we believe that we may be able to remove barriers to patient adoption that inhibit adoption of current therapies and can attract a greater portion of the many millions of patients with AUD that remain untreated. Unlike other therapies, our investigational product, AD04, uses a novel mode of action that involves genetic screening with a companion diagnostic genetic test prior to treatment and is designed to reduce cravings for alcohol to effectively curb alcohol intake, without the requirement of abstinence prior to or during treatment. Our product candidate is intended to be easy to use since it is administered orally, currently on a twice daily basis and with a once-a-day tablet planned as part of the product’s life cycle management. To date, clinical testing of AD04 has shown it to have a positive safety and tolerability profile with side effects similar to placebo.

The companion diagnostic genetic test to be used to identify patients that are most likely to benefit from treatment with AD04 may potentially enhance the likelihood of a successful outcome for those undergoing treatment. Additionally, it may provide doctors with the opportunity to have a non-threatening conversation about alcohol with their patients and may provide the patient an acceptable path to help them determine if they might be a candidate for help with their alcohol use. If the test results are positive, they would have a science based rationale for their treatment, which reduces some of the stigma patients might otherwise endure, and allows them to be treated in the confidence of their doctor, potentially with a simple, oral tablet.

Strengths and Competitive Advantages

Large Market Opportunity for an Effective Solution

In the United States alone, approximately 35 million people each year have AUD. Based on data from the Phase 2b trial of AD04 and our analysis of publicly available genetic databases, we preliminarily estimate that about one in three patients with AUD in the U.S. will have the genetic markers to indicate possible treatment with AD04. At this time, there is no oral pharmaceutical treatment approved in the U.S. that addresses the needs of patients who desire to control their drinking but cannot or do not want to abstain from drinking. The current abstinence-based treatments have limitations. The limited side effects expected for our investigational new drug, based on clinical data so far, are also believed to be an important factor in the expected rapid uptake of AD04 in the market. Our approach, if approved by FDA, may allow for social drinking to continue and is aimed at reducing the dangerous, heavy drinking. This would allow patients to live the life they want without the stigma associated with complete abstention and currently endured by those seeking help for their excessive drinking. Assuming that one-third of AUD patients are genotype positive for treatment with AD04 and a $235 price for a one month supply of the drug (assumed pricing based on an average of prices published by Blue Cross Blue Shield in June 2017 for tier-3 oral, on-patent, chronic maintenance drugs, discounted by 16.6% , to reflect the average difference between retail and wholesale pricing for branded drugs as reported by drugs.com), the total potential market for AD04 would be approximately $36 billion in the United States alone.

2

Beyond the United States, alcohol consumption worldwide is a serious health issue. The 2014 Global Status Report on Alcohol and Health published by the World Health Organization (the “WHO”) states that 5.9% of all deaths (about 3.3 million per year) and 5.1% of disease worldwide are attributable to alcohol consumption. Europe consumes over 25% of the total alcohol consumed worldwide despite only having 14.7% of the world’s population. The WHO estimates that about 55 million people in Europe have AUD and, within Europe, Eastern Europe has a particularly acute problem with Russia estimated to have about 21 million people with AUD. The WHO further estimates that 17.4% of adult Russians and 31% of adult Russian males have AUD, and Organization for Economic Cooperation and Development data indicates that 30% of all deaths in Russia are alcohol related as reported by Quartz Media.

Prior Work of Universities Creates Cost Efficiencies

We have a worldwide, exclusive licensee to intellectual property developed at the University of Virginia by a member of our board of directors, Dr. Bankole A. Johnson, who was Chairman of the Department of Psychiatry & Neurobehavioral Sciences at the University of Virginia (and prior to that the Chief of the Division of Alcohol and Drug Addiction at the University of Texas) and is now Chair, Department of Psychiatry and Director of the Brain Science Research Consortium Unit at the University of Maryland. Dr. Johnson has spent almost three decades researching the underlying subject matter. Significant portions of the supporting research were also funded under grants from the National Institute of Health to the University of Virginia and the University of Texas.

By leveraging the prior work of universities and their researchers, including their pre-clinical studies and accumulated data, we believe we have developed a significant drug development opportunity. Because of the licensing approach taken to secure intellectual property, including, without limitation, patents and rights to clinical trial data, and our collaborations with the University of Virginia, we have not had to incur the significant costs that would normally be required to develop therapeutic treatments to the point of being ready to commence a Phase 3 clinical trial, which often amount to tens of millions of dollars or more. In fact, based upon current information, and depending on what the regulatory authorities may require to secure marketing authorization, we estimate that we will only require approximately $30 million of additional capital to complete our second Phase 3 program (which includes any necessary Phase 1 clinical trials) as currently contemplated in order to achieve regulatory approval for the use of AD04 to treat AUD in the United States and Europe.

Known, Well-Tested Agent Has Shown Favorable Results in Non-AUD Uses

Ondansetron, the principal active pharmaceutical agent in AD04 has been approved by the FDA to treat nausea and vomiting but is administered at much higher doses than we intend to use and has shown limited side effects even at the higher dosages currently on the market. However, it has not been approved in our anticipated dosage or for our anticipated uses. Consequently, we expect to submit a new drug application, pursuant to section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, for U.S. marketing authorization. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act allows the FDA to rely, for approval of an NDA, on data not developed by the applicant. Such an NDA contains full reports of investigations of safety and effectiveness, but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Such applications permit approval of applications other than those for duplicate products and permits reliance for such approvals on literature or an FDA finding of safety and/or effectiveness for an approved drug product. A Phase 2b University of Virginia investigator sponsored clinical trial of AD04 for the treatment of AUD showed promising results and no overt safety concerns (there were no statistically significant serious adverse events reported). Not only did the trial show no statistically significant, serious adverse side effects, but both of the pre-specified endpoints, reduction in severity of drinking measured in drinks per day of drinking day and reduction in frequency of drinking measured in days of abstinence, were met with statistical significance as shown in the graph below:

Phase 2b Clinical Trial Results– Analysis of Primary and Secondary Efficacy Endpoints for Target Genotypes

A 12-week, randomized, two-center, parallel-group, double-blind, placebo-controlled, two-arm (four cell) clinical trial of oral ondansetron (n=283) conducted by University of Virginia

3

Planned Phase 3 Clinical Program

The FDA has indicated that we can proceed with a single-arm, two-cell Phase 3 clinical trial design for the testing of AD04 as a treatment for AUD in patients that are genotype positive when tested against the AD04 genetic panel using our companion diagnostic test (i.e., a negative genetic test result will be an exclusion criterion). The initial Phase 3 trial is planned to be conducted in 294 patients in Scandinavia and Central and Eastern Europe where the prevalence of genotype positive people appears to be higher than in the U.S. and Western Europe. The primary analysis is expected to use the primary endpoints previously accepted by the European Medicines Authority (“EMA”) with the reduction from baseline of heavy drinking and reduction from baseline in total alcohol consumed being the co-primary endpoints, and an alternative analysis is expected to be conducted for filing in the United States using the FDA specified endpoint of reduction in percentage of patients with no heavy drinking during the efficacy observation period as compared to placebo (FDA Feb. 2015 Draft Guidance Alcoholism: Developing Drugs for Treatment Guidance for Industry) and which the FDA has indicated will be acceptable. Under this guidance, the FDA appears to now define a heavy drinking as more than 3 drinks in a day for a woman and more than 4 drinks in a day for a man. We intend to seek clarification from the FDA on the definition of a heavy drinking day prior to our submission to them and do not believe a minor change to the definition of a heavy drinking day will be material to our plans. To conduct this initial trial, we plan to file a Clinical Trial Authorization (“CTA”) with the EMA and not file with the FDA since the trial is intended to be run exclusively in Europe. We have placed our investigational new drug (“IND”) application with the FDA on inactive status, which is a voluntary decision that reflects our strategic decision not to pursue clinical trials in the United States at this time. If we should choose to conduct clinical trials in the future in the United States we will be required to reactivate our IND in the United States prior to commencing any such clinical trials.

Our Substantial Proprietary Estate and Protection from Competition

We currently hold a worldwide, exclusive license to three (3) patent families that provide us with the ability to exclude potential competitors from practicing the claimed inventions, such as the use of ondansetron to treat any of the four (4) specified genotypes for AUD. Our patent estate is expected to provide us patent protection through 2032 plus possible extensions. Ondansetron, the active ingredient in AD04, has never been approved in a low dosage near the AD04 dose of 0.33mg per tablet, and we believe our patents will protect AD04 from any competitor that attempts to bring to market an ondansetron dose at or near the AD04 dose for treatment of patients having one or more of the four target genotypes.

We believe use of the currently marketed doses “off-label” will not be significant due to (i) the lack of demonstrated efficacy at currently marketed doses, (ii) potential safety concerns if the currently marketed doses are used chronically as is expected to be necessary for treating AUD, and (iii) cutting the smallest currently marketed dose into the 12 pieces that would be necessary to achieve the AD04 dose is deemed by us to be impractical and likely to result in inaccurate dosing.

Companion Genetic Bio-Marker Aimed at Identifying Patients Most Likely to Respond To Treatment, Potentially Results in Increased Use of AD04

We believe our drug is unique in that it is designed to treat individuals with certain genotypes. We are pursuing a strategy that aims to integrate pre-treatment screening with the companion diagnostic genetic test into the drug label, essentially combining the test and treatment into one integrated therapeutic offering that has combined intellectual property protections. This companion diagnostic testing approach may be a useful genetic screening tool to predict those most likely to respond to the drug and to have minimal side effects. Based on the clinical experience to date and publicly available databases, we believe the genetic prevalence of genotype positive people is about 33% of the population in the United States and that the prevalence in certain areas of Eastern Europe and in Scandinavia may be greater than 50%. The FDA has agreed that the Phase 3 trials of AD04 can proceed only enrolling patients that are genotype positive, which greatly reduces, the cost, time and risk relative to a trial that also enrolled patients that are genotype negative for treatment with AD04. Our plan to conduct our first Phase 3 trial in geographic areas with expected higher prevalence of genotype positive patients should further reduce the cost, time and risk to achieve Phase 3 results. The FDA has indicated that any approval based on a trial only in genotype positive patients would result in labeling restricted to treating those patients.

We believe that the companion diagnostic genetic test enables physicians to more easily have an initial conversation with their patients about alcohol use and, for the patient, provides a less threatening and obtrusive first step toward treatment because the conversation will include the topic of genetic testing and not be solely about behavior. Patients that then test positive against the AD04 genetic panel would be expected to be more likely to then receive a prescription for AD04 (based on an external quantitative market study of 156 primary care physicians and psychiatrists that was conducted by Ipsos-Insight LLC, who we commissioned, and that concluded a majority of genetically targeted patients currently receiving pharmacologic treatment would be switched to a drug with the characteristics expected for AD04 ).

Experienced Leadership

Our management, advisors and board of directors have extensive experience in pharmaceutical development, the clinical trial and regulatory approval processes, drug commercialization, financing capital-intensive projects, and developing new markets for pharmaceutical agents. Members of our team have previously worked in senior management and senior officer positions, or led significant research initiatives at Clinical Data, Inc., Adenosine Therapeutics, and the University of Virginia in a broad range of therapeutic areas. Our management and board members have particular expertise in the science and development of addictions related drugs.

Our Strategy

We develop pharmaceutical treatments for addictions and addictive disorders. The focus of our business strategy is to advance AD04, our lead investigational drug candidate, toward regulatory approval for alcohol addiction in the United States, the European Union, and then eventually other territories. We subsequently plan to develop label expansions into other indications (e.g., drug addiction, obesity, smoking cessation, eating disorders and anxiety).

4

Our goals in executing this strategy are to keep capital requirements to a minimum, expedite product development, gain access to clinical research and manufacturing expertise that will advance product development, approval and eventual market uptake of our product, and rely on a well-defined and carefully executed intellectual property strategy in order to position AD04 with long-term, defensible, competitive advantages.

Our near-term strategy includes:

●	Obtaining regulatory approval for our products in the United States and Europe. We intend to commence Phase 3 clinical trials for the treatment of AUD. The first Phase 3 trial is planned for conduct in Scandinavia and Central and Eastern Europe, where the genetic prevalence of the target genotypes appear to be higher. If our initial Phase 3 clinical trial is successful we expect to conduct a second, and possibly a third, Phase 3 clinical trial in the same areas but with additional clinical sites in the United States and Western Europe.

●	Prosecuting and expanding our intellectual property and product portfolio. We have acquired rights to a promising drug candidate and made a significant investment in the development of our patent portfolio to protect our technologies and programs, and we intend to continue to do so. We have obtained exclusive rights to three different patent families directed to therapeutic methods related to our AD04 platform. These families include 3 issued U.S. patents with foreign equivalents issued in 37 national jurisdictions, including most of Europe and Eurasia, plus divisional and continuation applications to expand the coverage. We intend that product portfolio expansions will be focused on promising addiction therapies and late-stage clinical assets.

●	Evaluating the additional use of our product candidate in other indications. In addition to alcohol addiction, we plan to investigate using AD04 as a potential treatment for opioid addiction, gambling addiction, smoking cessation, obesity, and other addiction related disorders in which 5-HT3 antagonism may have a treatment effect. We believe we will be able to undertake this effort with minimal additional cash cost to our company through the use of academic partnerships, grants, human laboratory studies and/or non-clinical studies. We believe that, due to its hypothesized mechanism of action (i.e., the modulation of the serotonin system in patients that are genetically targeted based on the apparent sensitivity to such modulation, where the modulation appears to reduce cravings), AD04 has the potential to be used for the treatment of such other addictive disorders. To date, we have not discussed these potential uses with the FDA or any other regulatory bodies.

●	Maximizing commercial opportunity for our technology. Our product candidates target large markets with significant unmet medical need. We intend to develop an extended release, once-a-day formulation of AD04 to enhance compliance and market appeal.

●	Managing our business with efficiency and discipline. We believe we have efficiently utilized our capital and human resources to develop and acquire our product candidates and programs, and create a broad intellectual property portfolio. We operate cross-functionally and are led by an experienced management team with backgrounds in developing product candidates. We use project management techniques to assist us in making disciplined strategic program decisions and to attempt to limit the risk profile of our product pipeline.

Risks

Our business and our ability to execute our business strategy are subject to a number of risks of which you should be aware of before you decide to buy our common stock. In particular, you should carefully consider following risks, which are discussed more fully in “Risk Factors” beginning on page 10 of this prospectus.

●	our ability to implement our business plan;

●	our ability to raise additional capital to meet our liquidity needs;

●	our ability to generate product revenues;

●	our ability to achieve profitability;

●	our ability to satisfy U.S. (including FDA) and international regulatory requirements;

●	our ability to obtain market acceptance of our technology and products;

●	our ability to compete in the market;

●	our ability to advance our clinical trials;

●	our ability to fund, design and implement clinical trials;

●	our ability to demonstrate that our product candidates are safe for human use and effective for indicated uses;

●	our ability to gain acceptance of physicians and patients for use of our products;

5

●	our dependency on third-party researchers, manufacturers and payors;

●	our ability to establish and maintain strategic partnerships, including for the distribution of products;

●	our ability to attract and retain sufficient, qualified personnel;

●	our ability to obtain or maintain patents or other appropriate protection for the intellectual property;

●	our dependency on the intellectual property licensed to us or possessed by third parties;

●	our ability to adequately support future growth; and

●	potential product liability or intellectual property infringement claims.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least $1.0 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” have the meaning associated with that term in the JOBS Act.

Corporate Information

ADial Pharmaceuticals L.L.C. was formed as a Virginia limited liability company in November 2010. Prior to the closing of this offering, ADial Pharmaceuticals L.L.C. will convert from a Virginia limited liability company into a Virginia corporation, and then reincorporate in Delaware by merging with Adial Pharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of ADial Pharmaceuticals L.L.C. We refer to this as the corporate conversion/reincorporation. In connection with the corporate conversion/reincorporation, each unit of ADial Pharmaceuticals L.L.C. will be converted into shares of common stock of the Virginia corporation and then ultimately into shares of common stock of Adial Pharmaceuticals, Inc., the members of ADial Pharmaceuticals L.L.C. will ultimately become stockholders of Adial Pharmaceuticals, Inc. and Adial Pharmaceuticals, Inc. will ultimately succeed to the business of ADial Pharmaceuticals L.L.C. See “Corporate Conversion/Reincorporation” for further information regarding the corporate conversion/reincorporation.

Our principal executive offices are located at 204 E. High Street, Charlottesville, VA 22902, and our telephone number is (434) 422-9800. Our website address is www.adialpharma.com. Information contained in our website does not form part of the prospectus and is intended for informational purposes only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

6

THE OFFERING

Issuer	Adial Pharmaceuticals, Inc.

Common stock offered by us	[__________] shares (or [_______] shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	The underwriters have an option for a period of 45 days to purchase up to [_______] additional shares of our common stock to cover over-allotments, if any.

Common stock to be outstanding immediately after this offering	[____________] shares. If the underwriters’ over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be [ ].

Use of Proceeds	We currently intend to use the net proceeds from this offering as follows:

● approximately $[ ] to fund our Phase 3 clinical trial for the use of AD04 to treat AUD;

● approximately $331,000 (which includes a redemption payment of 115% of the principal amount) to repay the loan that is due November 1, 2017 but subject to mandatory redemption upon consummation of a financing in the amount of $250,000. The loan, which was for working capital purposes, is in the principal amount of $287,500, interest accrues at a rate of 2% per annum, and is subject to mandatory redemption upon the consummation of this offering;

●

approximately $270,113 for cash payments to be made to our Chairman of the Board, Chief Executive Officer and Chief Operating Officer/Chief Financial Officer in accordance with the terms of our Performance Bonus Plan;

● approximately $[ ] for manufacturing and development of the AD04 companion diagnostic test;

● approximately $[ ] for payments under the license agreement for the patents covering AD04, including the prosecution and maintenance of the AD04 patent estate;

● approximately $[ ] for personnel costs, including enhancing our executive team to manage and grow our business with the hire of a Chief Financial Officer with public company experience and a Chief Development Officer to oversee the clinical trials of AD04;

● approximately $[ ] for research and development, including without limitation, potentially developing a once a day formulation of AD04; and

● approximately $[ ] for working capital and general corporate purposes.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities. See “Use of Proceeds” on page 39.

Representative’s Warrants	The registration statement of which this prospectus is a part also registers for sale warrants to purchase [_______] shares of our common stock to the representative of the underwriters as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The warrants will be exercisable for a four-year period commencing one year following the closing of this offering at an exercise price equal to 125% of the initial public offering price of the common stock. Please see “Underwriting — Representative’s Warrants” for a description of these warrants.

Risk Factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Proposed symbol and listing	We have applied to list our common stock on The NASDAQ Capital Market under the symbol “[ADIL].” No assurance can be given that our application will be approved.

7

Unless we indicate otherwise, the number of shares of our common stock outstanding after this offering is based on the following:

●	the conversion of approximately $[____] of debt (including principal and interest from convertible promissory notes as of the date of this prospectus) into an aggregate of [_______] shares of our common stock (the “debt conversion”);

●	the consummation of the corporate conversion/reincorporation, pursuant to which all of the outstanding Class A units, Class B units, and Profits Interest Units of ADial Pharmaceuticals LLC (each described in the Description of Securities section herein, and collectively, the “LLC Units”) will be automatically converted into an aggregate of [_______] shares of our common stock;

●	the issuance of an additional [ ] shares of common stock that we have agreed to issue to consultants and employees upon consummation of this offering;

●

the issuance of an additional [        ] shares of common stock having a value of $501,637 that we have agreed to issue to our Chairman of the Board, Chief Executive Officer and Chief Operating Officer/ Chief Financial Officer in accordance with the terms of our Performance Bonus Plan;

●	excludes an additional [_________] shares of our common stock issuable upon the exercise of outstanding warrants as of [ ] , 2017, at a weighted average exercise price of $3.46 per share;

●	excludes an additional [_________] shares of our common stock issuable upon the exercise of outstanding warrants to be issued upon consummation of this offering at an exercise price equal to the initial offering price of the common stock;

●	excludes an additional [_________] shares of our common stock issuable upon outstanding options to purchase shares of common stock; and

●

excludes an additional 2,000,000 shares of our common stock reserved for future issuance under the 2017 equity incentive plan we intend to adopt immediately prior to the closing of this initial public offering.

Unless specifically stated otherwise, the information in this prospectus:

●	assumes completion of the corporate conversion/reincorporation and debt conversion;

●	assumes no exercise by the underwriters of their option to purchase up to an additional [______] shares of common stock to cover over-allotments, if any;

●	assumes no exercise of the representative’s warrants granted to Aegis Capital Corp. upon completion of this offering; and

●	assumes an initial public offering price of $[____] per share, which is the midpoint of the range set forth on the front cover of this prospectus.

To the extent additional principal and interest on the outstanding debt is incurred after the date of this prospectus and prior to the closing of this offering, the number of shares to be issued in connection with the debt conversion and for future issuance under the 2017 equity incentive plan shall be adjusted accordingly.

Assuming an initial public offering price of $[____] per share, the maximum number of shares of our common stock which shall be issued pursuant to the corporate conversion/reincorporation and debt conversion and which shall be reserved for future issuance under the 2017 equity incentive plan shall in no event exceed [____] total shares.

A $1.00 decrease in the assumed initial public offering price of $____per share of common stock, the midpoint of the estimated price range on the cover of this prospectus, would result in the issuance of [____] shares issued in the debt conversion and an aggregate of [____] shares issued in the corporate conversion/reincorporation, comprised of [____] shares issued upon the conversion of the outstanding LLC Units. The maximum number of shares of our common stock which would be issued pursuant to the corporate conversion/reincorporation and debt conversion and which would be reserved for future issuance under the 2017 equity incentive plan would in no event exceed [____] total shares.

8

SUMMARY FINANCIAL INFORMATION

The following table presents summary financial data for Adial Pharmaceuticals, LLC for the periods and at the dates indicated. The selected statements of operations data for the years ended December 31, 2015 and 2016 are derived from the audited financial statements appearing elsewhere in this prospectus. The selected statements of operations data for the six months ended June 30, 2017 and 2016 and the summary balance sheet data as of June 30, 2017 were derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results or any other period. The summary financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

(Rounded to nearest thousand, except per share and per share amounts)	For the Years Ended		For the Six Months
	December 31,		Ended June 30,
	2016	2015	2017	2016
Operating Expenses:
Research and development expenses	$146,000	$322,000	$102,000	77,000
General and administrative expenses	265,000	497,000	309,000	144,000
Total Operating Expenses	411,000	819,000	411,000	221,000
Loss From Operations	(411,000)	(819,000)	(411,000)	(221,000)

Net Loss	$(421,000)	$(818,000)	$(443,000)	(221,000)
Net loss per unit, basic and diluted	(0.02)	(0.05)	(0.02)	(0.01)
Weighted average units outstanding	18,166,550	17,876,277	18,187,484	18,123,943

Unaudited pro forma net loss per share:
Net loss per share, basic and diluted(1)
Weighted average shares, basic and diluted(1)
Pro forma net loss per share, basic and diluted(2)
Shares used to calculate pro form net loss per common share, basic and diluted(2)

	As of June 30, 2017
Balance sheet data:	Actual	Pro Forma (2)	Pro Forma As Adjusted (3)(4)

Cash and cash equivalents	$137,000	$	$
Total assets	$196,000	$	$
Total liabilities	$661,000	$	$
Accumulated deficit	$(10,381,000)	$	$
Total members’/stockholders’ deficit/equity	$(465,000)	$	$

(1)	See Note [ ] of our notes to our audited financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share and weighted average shares and the number of shares used in the computation of the per share amounts.

(2)

The pro forma gives effect to (i) the corporate conversion/reincorporation; (ii) the debt conversion; (iii) the issuance of ____ shares of our common stock to consultants upon consummation of the offering; (iv) the issuance of ____ shares of common stock having a value of $501,637 upon consummation of the offering to our Chairman of the Board, Chief Executive Officer and Chief Operating Officer/Chief Financial Officer in accordance with the terms of our Performance Bonus Plan; and (v) the receipt of $10,000 in cash proceeds from the sale of 9,434 Series B Units in July 2017 and the issuance of such Class B Units.

(3)	The pro forma, as adjusted balance sheet data reflects the items described in footnote (2) above and gives effect to our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of the common stock of $ per share, the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	The pro forma as adjusted data is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

A $1.00 increase (decrease) in the assumed initial public offering price of $____ per share of common stock, the midpoint of the estimated price range on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by $________assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable.

9

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in our securities. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in the forward-looking statements made throughout this prospectus as a result of different factors, including the risks we face described below.

Risks Relating to our Company

We have incurred net losses every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a clinical stage biotechnology pharmaceutical company that is focused on the discovery and development of medications for the treatment of addictions and related disorders of alcohol use disorder in patients with certain targeted genotypes. We have a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. To date, we have not generated positive cash flow, revenues, or profitable operations, nor do we expect to in the foreseeable future. Through June 30, 2017, we have an accumulated deficit of approximately $10.4 million and through December 31, 2016, we have an accumulated deficit of approximately $10.0 million.  Our net loss for the six months ended June 30, 2017 and June 30, 2016 was approximately $0.4 million and $0.2 million, respectively. Our net loss for the year ended December 31, 2016 and December 31, 2015 was approximately $0.4 million and $0.8 million, respectively. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for our lead product candidate, AD04, and other product candidates.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates and will continue to incur substantial losses and negative operating cash flow. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We currently have no product revenues and may not generate revenue at any time in the near future, if at all. Currently, we have no products approved for commercial sale.

We currently have no products for sale and we cannot guarantee that we will ever have any drug products approved for sale. We and our product candidates are subject to extensive regulation by the FDA, and comparable regulatory authorities in other countries governing, among other things, research, testing, clinical trials, manufacturing, labeling, promotion, marketing, adverse event reporting and recordkeeping of our product candidates. Until, and unless, we receive approval from the FDA or other regulatory authorities for our product candidates, we cannot commercialize our product candidates and will not have product revenues. Even if we successfully develop products, achieve regulatory approval, and then commercialize our products, we may be unable to generate revenue for many years, if at all. We do not anticipate that we will generate revenue for at least several years, if at all. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations. For the foreseeable future, we will have to fund all of our operations from equity and debt offerings, cash on hand and grants. In addition, changes may occur that would consume our available capital at a faster pace than expected, including changes in and progress of our development activities, acquisitions of additional candidates and changes in regulation. Moreover, preclinical and clinical testing may not start or be completed as we forecast and may not achieve the desired results. Therefore, we expect to seek additional sources of funding, such as additional financing or grant funding, and additional financing may not be available on favorable terms, if at all.

We have had limited operations to date and there can be no assurance that we will be able to execute on our business strategy.

We are a clinical stage company and have had limited operations to date. We have yet to demonstrate our ability to overcome the risks frequently encountered in our industry and are still subject to many of the risks common to such enterprises, including our ability to implement our business plan, market acceptance of our proposed business and products, under-capitalization, cash shortages, limitations with respect to personnel, financing and other resources, competition from better funded and experienced companies, and uncertainty of our ability to generate revenues. In fact, though individual team members have experience running clinical trials, as a company we have yet to prove that we can successfully run a clinical trial. There is no assurance that our activities will be successful or will result in any revenues or profit, and the likelihood of our success must be considered in light of the stage of our development. In addition, no assurance can be given that we will be able to consummate our business strategy and plans, or that financial, technological, market, or other limitations may force us to modify, alter, significantly delay, or significantly impede the implementation of such plans. We have insufficient results for investors to use to identify historical trends. Investors should consider our prospects in light of the risk, expenses and difficulties we will encounter as an early stage company. Our revenue and income potential is unproven and our business model is continually evolving. We are subject to the risks inherent to the operation of a new business enterprise, and cannot assure you that we will be able to successfully address these risks.

10

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

As described in Note 2 of our accompanying financial statements, our auditors have issued a going concern opinion on our December 31, 2016 financial statements, expressing substantial doubt that we can continue as an ongoing business for the next twelve months after issuance of their report based on our current development plans and our operating requirements and us having suffered recurring losses from operations and having a net capital deficiency, as discussed in Note 2 of our accompanying financial statements. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot raise the necessary capital to continue as a viable entity, we could experience a material adverse effect on our business and our stockholders may lose some or all of their investment in us.

We will need to secure additional financing in order to support our operations. We can provide no assurances that any additional sources of financing will be available to us on favorable terms, if at all. Our forecast of the period of time through which our current financial resources will be adequate to support our operations and the costs to support our general and administrative, selling and marketing and research and development activities are forward-looking statements and involve risks and uncertainties.

Our ability to raise capital through the sale of equity may be limited by the various rules of the Securities and Exchange Commission (the “SEC”) and the NASDAQ Capital Market (“NASDAQ”), which place limits on the number of shares of stock that may be sold. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned preclinical and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to delay, discontinue or curtail product development, forego sales and marketing efforts, and forego licensing in attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity or debt securities, which will have a dilutive effect on our stockholders.

We will also need to raise additional capital to expand our business to meet our long-term business objectives. Additional financing, which is not in place at this time, may be from the sale of equity or convertible or other debt securities in a public or private offering, from a credit facility or strategic partnership coupled with an investment in us or a combination of both. We may be unable to raise sufficient additional financing on terms that are acceptable to us, if at all. Our failure to raise additional capital and in sufficient amounts may significantly impact our ability to expand our business. For further discussion of our liquidity requirements as they relate to our long-term plans, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If we default on our secured bridge loan, we would be forced to suspend all operations.

We have entered into a loan with an investor secured by substantially all of our assets, excluding our intellectual property.  Our loan matures November 1, 2017. If we fail to repay the loan at maturity the lender could declare our loans in default.   If we default on the loan, the lender has the right to seize the collateral secured by the loan, which would force us to suspend all operations.  In order to make timely payment to lender, we may need to raise additional capital, which might not be available to us on favorable terms or at all.

We rely on licenses to use various technologies that are material to our business and if the agreements were to be terminated or if other rights that may be necessary or we deem advisable for commercializing our intended products cannot be obtained, it would halt our ability to market our products and technology, as well as have an immediate material adverse effect on our business, operating results and financial condition.

We have the UVA LVG License from the University of Virginia Licensing & Ventures Group. The UVA LVG License grants us exclusive, worldwide rights to certain existing patents and related intellectual property that covers AD04, our lead and currently only product candidate. If we breach the terms of the UVA LVG License, including any failure to make minimum royalty payments required thereunder or failure to reach certain developmental milestones, using best efforts to introduce a licensed product in certain territories by certain dates, the licensor has the right to terminate the license. If we were to lose or otherwise be unable to maintain these licenses on acceptable terms, or find that it is necessary or appropriate to secure new licenses from other third parties, it would halt our ability to market our products and technology, which would have an immediate material adverse effect on our business, operating results and financial condition.

11

Our business is dependent upon the success of our lead product candidate, AD04, which requires significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales. We do not have any other products in clinical development.

Our business and future success depends upon our ability to obtain regulatory approval of and then successfully commercialize our lead investigational product candidate, AD04. AD04 is in clinical stage development. To date, our main focus and the investment of a significant portion of our efforts and financial resources has been in the development of our lead and only investigational product candidate, AD04, for which we are currently planning a Phase 3 clinical trial with approximately 300 patients in Scandinavia and Central and Eastern Europe, which will target the reduction of risk drinking (heavy drinking of alcohol) in subjects that possess selected genetics of the serotonin transporter and/or 5-HT3 receptor gene.  We expect that at least one additional Phase 3 clinical trial will be required for approval and possibly more. Even though we are pursuing a registration pathway based on specific FDA input and guidances and the EMA precedents and guidances, there are many uncertainties known and unknown that may affect the outcome of the trial. These include adequate patient enrollment, adequate supply of our product candidate, potential changes in the regulatory landscape, and the results of the trial being successful.

All of our product candidates, including AD04, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. This includes that we expect AD04 will need as least two Phase 3 trials and one or more Phase 1 supportive studies to gain approval in either the U.S. or Europe. In addition, because AD04 is our most advanced product candidate and there is limited history information on long-term effects of our proposed dosage, there is always a chance of developmental delays or regulatory issues or other problems arising, with our development plans and depending on their magnitude, our business could be significantly harmed.

Our future success depends heavily on our ability to successfully manufacture, develop, obtain regulatory approval, and commercialize AD04, which may never occur. We currently generate no revenues from our product candidates, and we may never be able to develop or commercialize a marketable drug.

The active ingredient of all our product candidates, ondansetron, is currently available in generic form.

Ondansetron, the active pharmaceutical ingredient (“API”) of our current drug treatment, was granted FDA approval as Zofran® in January 1991 and is approved in many foreign markets. Ondansetron, is commercially available in generic form, but not available: (i) at the formulation/dosage levels expected to be marketed by us, or (ii) with a requirement to use a diagnostic biomarker, as we expect to be the case with AD04. Although ondansetron has been approved to treat nausea and emesis it has not been approved to treat AUD and it has not been approved for daily long-term use as planned by us. Clinical testing to date of ondansetron at the higher doses used to treat nausea/emesis have not shown effectiveness in treating AUD or any other addictive disorder; however, if a third party conducted a Phase 3 clinical program and showed success treating AUD at those doses, we could not prevent such third party from marketing ondansetron from for AUD at those doses.

Results from clinical studies suggest that high intravenous doses of ondansetron may affect the electrical activity of the heart. As part of the FDAs on-going safety review of currently available ondansetron doses, the FDA has stated that: “Ondansetron at currently marketed levels may increase the risk of developing prolongation of the QT interval of the electrocardiogram, which can lead to an abnormal or potentially fatal heart rhythm.” There are also several recent lawsuits claiming that Zofran® used for the unapproved use of morning sickness causes birth defects. Although we do not believe that our dosage will result adverse events there can be no assurance that the negative side effect of the generic drug that have been found in higher dosages will not deter potential users of our product candidate and adversely impact sales of our product candidate. If we were to be required to have such a warning on our drug label, patients may be deterred from using our product candidates.

In addition, we also face the risk, that doctors will prescribe off label, the generic form of ondansetron to treat AUD despite the different dosage of ondansetron in the generic form and in AD04, the lack of demonstrated clinical efficacy against AUD at the currently available doses (i.e., the Zofran® and approved generics), and the potential safety concerns if the currently available/higher doses are taken chronically as would be needed for AUD or other addictions. Physicians, or their patients, could divide the lowest dose existing oral tablet into more than ten parts to equal the necessary AD04 dosage,

Although we believe that any attempt by competitors to reformulate and market ondansetron at our intended dosage levels, while technically feasible, infringes on our intellectual property rights, and should, accordingly, be actionable, we cannot give assurances that this will be the case or that we will have access to sufficient funds necessary to successfully prosecute any such violations of, or infringements on, our intellectual property rights. Additionally, we cannot ensure investors that other companies will not discover and seek to commercialize low doses of ondansetron, not currently available, for other indications, though such pursuit would almost certainly require a full Phase 3 clinical program and we do not have knowledge that any such program is in underway.

12

While there exists a large body of evidence supporting the safety of our primary API, ondansetron, under short-term use, there are currently no long-term use clinical safety data available.

We intend to market our products, particularly AD04, for long-term use by patients seeking to reduce their number of days of heavy drinking, and we assume future sales volumes reflecting such extended use.

Studies of Zofran® conducted as part of its FDA and other regulatory agencies review process found that the drug is well-tolerated and results in few adverse side effects at dosages almost 100 times the dosage expected to be formulated in AD04. However, to the best of our knowledge, no comprehensive clinical study has been performed to date that has evaluated the safety profile of ondansetron for long-term use. We expect the FDA will require us to provide safety data in at least 100 patients for 12 months, and can offer no assurances that safety results of these long term use studies will lead to any subsequent approval for long-term use. There can be no assurance that long-term usage of ondansetron, at dosages anticipated by us, will be safe. Though the FDA has stated it will not require additional non-clinical testing nor will it require a QT interval prolongation clinical study, such statements by the FDA are not legally binding on the agency.

All of our current data for our lead product candidate are the result of Phase 2 clinical trials conducted by third parties and do not necessarily provide sufficient evidence that our products are viable as potential pharmaceutical products.

Through our proprietary access to relevant laboratory and clinical trial results of the University of Virginia’s research program, and through our reliance on publicly available third party research, we possess toxicology, pharmacokinetic, and other preclinical data and clinical data on AD04. As of now, AD04 has completed only Phase 2 clinical trials and is now in preparations to enter Phase 3 trials. There is no guarantee that Phase 2 results can or will be replicated by pivotal Phase 3 studies.

To date, long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our investigational product candidates. Favorable results in early studies or trials may not be repeated in later studies or trials. Even if our clinical trials are initiated and completed as planned, we cannot be certain that the results will support our product candidate claims. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. We cannot be sure that the results of later clinical trials would replicate the results of prior clinical trials and preclinical testing, nor that they would satisfy the requirements of the FDA or other regulatory agencies. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Preclinical and clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals or commercialization. Any delay in, or termination of, our clinical trials would delay our obtaining FDA or EMA approval for the affected product candidate and, ultimately, our ability to commercialize that product candidate.

Previous clinical trials using ondansetron have had different trial designs, doses, parameters and endpoints than the planned Phase 3 clinical trial that is expected to serve as a basis for approval of AD04. Though various doses of ondansetron have been tested as treatments for alcohol addiction (Johnson, BA et al., 2011; Johnson, BA et al., 2000; Kranzler et al, 2003; Sellers, EM et al., 1994), the 283-patient Phase 2b clinical trial on which the Company is largely basing its clinical expectations only tested one dosing regimen, which was weight-based (Johnson, BA et al., 2011). We plan to use a fixed dose in future clinical trials that we believe provides good coverage given the dose ranges tested clinically; however, it is possible that the dose selected will not be the optimal dose and so drug effects may be limited or not be demonstrated sufficiently in clinical testing. Additionally, only one genotype in the genetic panel that will be used to define patients that are genotype positive for treatment with AD04 was used in primary analyses of the Phase 2b trial and three of the genotypes were added to the panel after a retrospective exploratory analysis of the Phase 2b data. The genotype in the panel related to the 5-HTT, that was included in the primary analysis (Johnson, BA et al., 2011) appears to make up about half of the patients that are genotype positive. The three genotypes related to modulation of the 5-HT3 receptor were selected based on a retrospective analysis that was constrained to 18 single-nucleotide polymorphism (“SNPs”) identified for analysis (Johnson, BA et al., 2013). Therefore, confidence in the effects of the 5-HT3 genetics is less than that for the 5-HTT genetics, and this could negatively impact the treatment effect of AD04 in the Phase 3 for a segment of the patients identified as genotype positive, which could dilute the overall demonstrated effect of AD04 in the trial.

The endpoints for the Phase 2b clinical trial of AD04 were reduction severity of drinking, measured as drinks per day of drinking alcohol and reduction frequency of drinking, measured by days of total abstinence from alcohol. These are surrogate endpoints for the endpoints expected to be required for approval, which, for Europe, are expected to be reduction of heavy drinking days (defined herein), measured in percentage of heavy drinking days per month, and total average alcohol consumed per month, and, for the United States, is expected to be the percentage of patients that have no heavy drinking days in the final 2 months of a six month treatment regimen of AD04. Though the Phase 2b trial showed a statistically significant effect against both pre-specified endpoints and when analyzed for reducing heavy drinking days, all when compared against the placebo group, it is possible that AD04 could affect the endpoints of the Phase 2b trial while not demonstrating a strong enough effect to gain approval.

The Phase 2b clinical trial was 12 weeks in duration, including a one week placebo run-in period, and the Phase 3 trials expected to be required for approval will be 24 weeks. Though the effect of AD04 against AUD in the Phase 2b trial appeared to begin in the first month of the trial and appeared durable throughout the trial, we cannot be sure the effect will extend for the duration of the Phase 3 trials.

13

The FDA and/or EMA may not accept our planned Phase 3 endpoints for final approval of AD04 and may determine additional clinical trials are required for approval of AD04.

The FDA has indicated to us that a comparison of the percent of patients with no heavy drinking days in the last two months of a six month clinical trial between the drug and placebo groups will be a satisfactory endpoint for determination of a successful Phase 3 trial of AD04 and has published the draft guidance Alcoholism: Developing Drugs for Treatment Guidance for Industry dated February 2015 indicating this endpoint for the development of drugs for AUD. Similarly, the EMA has in the past accepted the co-primary endpoints of reduction from baseline in days of heavy drinking and reduction total grams of alcohol consumed per month and has published the Guideline on the development of medicinal products for the treatment of alcohol dependence on February 18, 2010 stating these endpoints as approvable endpoints for alcohol addiction treatment. Despite these indications, neither the FDA nor the EMA is bound to accept the stated endpoint if a new drug application for AD04 is submitted and their definitions of a heavy drinking day may change. We, however, can offer no assurance that the FDA or EMA will approve our primary endpoints, that we can achieve success at the any endpoints they do approve, or that these potential benefits will subsequently be realized.

We will incur additional costs and our approvals could be delayed if the FDA or EMA requires additional clinical trials in patients that are negative for the genotypes targeted by AD04. In addition, clinical trials conducted with only genotype positive subjects will likely result in labeling restricted to treating patients that are genotype positive.

Although the FDA has indicated that it sees little evidence of positive effects for the use of AD04 in subjects that are negative for the genotypes targeted by AD04 and has stated that it would not object to the AD04 Phase 3 clinical trials going forward without including these additional subjects, the FDA has indicated that some research in this area may be required prior to approval of AD04 for alcohol use disorder within the target population. We believe the data support our hypothesis that no further studies in genotype negative patients need be conducted. However, the FDA has indicated that any approval based on a trial only in genotype positive subjects would result in labeling restricted to treating patients that are genotype positive. If further studies are required, we will incur additional costs not anticipated, and it could delay approval of AD04 or, if the results of such studies are not positive for AD04, it may result in AD04 not being approved or it may result in AD04’s patents failing to protect AD04 against generic competition.

Under the Pediatric Research Equity Act (“PREA”), NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. We do not plan to test AD04 in pediatric patients as part of our next Phase 3 trial. The FDA may grant full or partial waivers, or deferrals, for submission of data in pediatric subjects, and we intend to apply for such a waiver. If the FDA requires data in pediatric patients, the required studies could delay approval of AD04, requiring significantly more capital be invested, and, if the results of such studies are not positive for AD04 it may result in AD04 not being approved.

Our lead investigational product, AD04, is dependent on a successful development, approval, and commercialization of a genetic test, which is expected to be classified as a companion diagnostic.

Treatment with AD04 will be dependent on identification of patients with a genetic test (i.e., a companion diagnostic). Companion diagnostics and complementary diagnostics are regulated as medical devices by the FDA and, as such, require either clearance or approval prior to commercialization. While the technology for the test we plan to use is well established, it cannot be certain the testing laboratory we set up will be able to conduct the test with the selectivity and sensitivity that will be required or that the genetic test will be approved by FDA for such use, which could increase the time and cost to develop AD04 and possibly prevent marketing approval. While we have been party to a joint meeting with the Center for Drug Evaluation and Research (“CDER”, the FDA division responsible for drug approvals) and the Center for Devices and Radiological Health (“CDRH”, the FDA division responsible for device approvals, including genetic tests) at which agreement was reached as to the development path for the genetic test, neither CDER nor CDRH is bound to accept our planned submission package even if the data are positive. We have been instructed by CDER and CDRH that we need to obtain a separate approval or marketing authorization for the companion diagnostic genetic test from CDRH. We plan to collect and store additional blood samples from all patients enrolled in the Phase 3 trial in the event of any difficulties, however, we cannot be certain we can overcome all of the technological, logistical or regulatory hurdles related to the genetic testing, which include, without limitation, technical validation of the test (e.g. specificity, sensitivity, reproducibility, robustness of methods), clinical validation acceptable to CDER and CDRH, all of which are needed for approval of AD04 and its companion diagnostic genetic test. Failure in any of these areas could delay approval of AD04, increase the cost necessary to achieve approval of AD04 or prevent approval of AD04.

If we obtain approval of AD04 and its genetic test, we currently plan to distribute the genetic test as widely as possible to third party testing companies with limited attention to capitalizing on the revenue potential of the genetic test itself in order to achieve wider availability of the genetic test to drive market uptake of AD04. However, we cannot be sure that third party testing companies will be willing to provide the test, that reimbursement for the test will be available to make such business profitable, or that taking a genetic test will be acceptable to patients or physicians. Additionally, our plans may change so that we attempt to make the test a material business of ours. In this event, the availability of the genetic test in the market could be reduced, limiting market uptake of AD04, the testing business could fail, and we could be in a position where it never reaches profitability. As one of our products/services, the genetic test will be subject to all of the risks stated elsewhere herein related to reimbursement of our products and failure to achieve adequate reimbursement could limit the potential sales of both the genetic test and AD04, and there is no assurance that the diagnostic will be approved or authorized for marketing.

14

We have limited experience as a company conducting clinical trials.

We are a clinical stage company and our success is dependent upon our ability to obtain regulatory approval for and commercialization of our investigational products, and we have not demonstrated an ability to perform the functions necessary for the approval or successful commercialization of any product candidates. The successful commercialization of any product candidates may require us to perform a variety of functions, including:

●	continuing to undertake preclinical development and successfully enroll patients in clinical trials;

●	participating in regulatory approval processes;

●	formulating and manufacturing products; and

●	conducting sales and marketing activities.

We have limited experience conducting and enrolling patients in clinical trials. While certain members of our management and staff have significant experience in conducting clinical trials, to date, we have not successfully completed any clinical trials as a company. Until recently, our operations have been limited primarily to organizing and staffing our company, acquiring, developing and securing our proprietary technology and preparing for clinical trials of our product candidates. These operations provide a limited basis to assess our ability to develop and commercialize our product candidates and the advisability of investing in our securities.

All of the preclinical and clinical trials relating to our product candidates have been conducted by third parties. Although we have recruited a team that has significant experience with managing clinical trials, we have no experience as a company in conducting our own clinical trials. In part because of this lack of experience, we cannot guarantee that planned clinical trials will be completed on time, if at all. Large-scale trials require significant additional financial and management resources, monitoring and oversight, and reliance on third-party clinical investigators, contract research organizations (“CROs”), or consultants. Relying on third-party clinical investigators, CROs and manufacturers, which are all also subject to governmental oversight and regulations, may also cause us to encounter delays that are outside of our control.

Our product candidates are in early stages of development.

Because our product candidates are in early stages of development they will require extensive clinical and other testing. Although our lead product candidate has completed a 283-patient Phase 2b clinical trial, we cannot predict with any certainty if or when we might submit an application for regulatory approval for any of our product candidates or whether any such application will be accepted for review by the FDA or EMA, or whether any application will be approved upon review.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our proposed indications. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Results from earlier clinical trials may not be repeated in later clinical trials. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for their proposed uses. This failure could cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay and possibly preclude the filing of any NDAs with the FDA or EMA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would likely prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of our product candidates, including AD04, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Results from subsequent clinical trials may not be the same as the results from the Phase 2b clinical trial that was conducted by the University of Virginia. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. We can make no assurances that, should our Phase 3 studies provide statistically significant and clinical meaningful results evidencing that treatment with AD04 results in reduced days of heavy drinking or abstinence, these same results will also provide evidence of greater patient efficacy rates and or patient benefit ratios vis-à-vis currently marketed drug treatments. Most product candidates that commence clinical trials are never approved as products.

In addition, even if the trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

15

If we experience delays in the enrollment of patients in our clinical trials or our CMC clinical hold is not promptly lifted, our receipt of necessary regulatory approvals could be delayed or prevented.

A Phase 2b clinical trial for our lead product candidate AD04 was completed by the University of Virginia in 2009; however, our inability to locate and enroll a sufficient number of eligible patients in our future Phase 3 clinical trials would result in significant delays or may require us to abandon one or more clinical trials. Retention of subjects in clinical trials related to AUD can be challenging relative to trials in some other indications due to the nature of the target population. Our ability to enroll patients in trials is affected by many factors out of our control including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, the prevalence and successful recruiting of patients that are genotype positive, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Due to the use of a biomarker to determine enrollment in our Phase 3 clinical trial, we will have a limited population of patients to draw from for our Phase 3 clinical trials.

The FDA had agreed to review our IND filing prior to completion of the development of the manufacturing development of our manufacturing plan and production of our clinical supply so that we could proceed more quickly once our Chemistry, Manufacturing, and Controls (“CMC”) submission was ready but with the understanding that we would be on clinical hold pending a satisfactory CMC submission. We then filed our IND without a complete CMC submission, placing a voluntary clinical hold on our program as part of our IND filing pending the filing of a satisfactory CMC submission. The clinical hold was confirmed by the FDA pending receipt of a satisfactory CMC submission. We have since completed our CMC development and manufactured clinical supply for the planned Phase 3 trial, and believe we currently have the capability to file a satisfactory CMC submission to remove the clinical hold. However, the CMC submission has not yet been made. No assurance can be given that the CMC plan developed by us will be satisfactory to the FDA or that the clinical supply produced for use in clinical trials of AD04 will be approved for use in the trials by the FDA, either of which could result in delay of the clinical trial program and a requirement for increased investment prior to commencement of clinical trials.

Our success will be dependent upon adoption by physicians and others.

Even if the FDA and/or EMA approves one or more of our product candidates, the products will require acceptance among physicians, healthcare payers, patients, and the medical community. Our products are to be used in combination with a genetic test targeted at patients with certain specified genotypes. It is anticipated that physicians will recommend patients for screening prior to administration of our product candidates. Therefore, our business will be substantially dependent upon our ability to communicate with and obtain support and physicians.

Rapid technological change and substantial competition may impair the business.

The pharmaceutical industry is subject to rapid and substantial technological change. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities, and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, as well as substantially more marketing, financial, and managerial resources than we do, and represent significant competition. Acquisitions of, or investments in, competing biotechnology companies by large pharmaceutical companies could increase these competitors’ financial, marketing, and other resources. We cannot assure you that developments by others will not render our products or technologies noncompetitive or that we will be able to keep pace with technological developments. Competitors have developed, or are in the process of developing, technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic endpoints than products we are currently developing. These competing products may be more effective and less costly than the products that we are developing. In addition, conventional behavioral therapies and other treatment approaches currently in use today may continue to be used instead of, rather than in conjunction with, our products.

Any product that we successfully develop, and for which we gain regulatory approval, must compete for market acceptance and market share. Accordingly, important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing, and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, pricing, and patent protection. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies such Alkermes and Indivior and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drugs already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing drugs, and other therapies;

●	undertaking preclinical testing and clinical trials;

●	obtaining FDA and other regulatory approvals of drugs, biologics and other therapies;

●	formulating and manufacturing drugs, biologics and other therapies; and

●	launching, marketing and selling drugs, and other therapies.

16

If we fail to develop additional product candidates, our commercial opportunity will be limited.

We expect to initially develop our lead product candidate, AD04. However, we may pursue clinical development of additional product candidates and development of AD04 for additional indications. Developing, obtaining regulatory approval for and commercializing additional product candidates, will require substantial additional funding beyond the net proceeds of this offering and is prone to the risks of failure inherent in medical product development. We cannot provide you any assurance that we will attempt to advance or that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we receive FDA approval or approval in another jurisdiction to market additional product candidates or AD04 for the treatment of various indications (such as, obesity, drug addiction, and smoking cessation), we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or be more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity will be limited. Moreover, a failure in obtaining regulatory approval of additional product candidates may have a negative effect on the approval process of any other, or result in losing approval of any approved, product candidate.

Risks Relating to Our Business and Industry

If we do not obtain the necessary regulatory approvals in the United States and/or other countries, we will not be able to sell our product candidates.

We cannot assure you that we will receive the approvals necessary to commercialize AD04 or any product candidates we acquire or develop in the future. We will need FDA approval to commercialize our product candidates in the United States and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA an NDA, demonstrating that the product candidate is safe, pure and potent, and effective for its intended use. This demonstration requires significant research including preclinical studies, as well as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our clinical trials will demonstrate the safety and efficacy of our product candidates or if the results of any clinical trials will be sufficient to advance to the next phase of development or for approval from the FDA. We also cannot predict whether our research and clinical approaches will result in drugs or therapeutics that the FDA considers safe and effective for the proposed indications. The FDA has substantial discretion in the approval process.

The approval process may be delayed by changes in government regulation, future legislation or administrative action, or changes in FDA policy that occur prior to or during our regulatory review. Factors that might lead to a suspension or termination of a clinical trial include, but are not limited to:

●	failure to conduct the clinical trial in accordance with U.S., international and or local regulatory requirements;

●	failure of medical investigators to follow clinical trial protocols;

●	unforeseen safety issues; and/or

●	lack of adequate funding to continue the clinical trial.

Delays in obtaining regulatory approvals may:

●	prevent or delay commercialization of, and our ability to derive product revenues from, our product candidates; and

●	diminish any competitive advantages that we may otherwise believe that we hold.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our applications. We may never obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of any of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In addition, the FDA may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies, as a condition to granting marketing approval of a product. Initial acceptance by the FDA of clinical trial protocols is subject to constant review and any process control failures could result in additional required testing. Regulatory approval of products often requires that subjects in clinical trials be followed for long periods to assess their overall survival. The results generated after approval could result in loss of marketing approval, changes in product labeling, and/or new or increased concerns about the side effects or efficacy of a product. The FDA has significant post-market authority, including the explicit authority to require post-market studies and clinical trials, labeling changes based on new safety information, and compliance with FDA-approved risk evaluation and mitigation strategies. The FDA’s exercise of its authority has in some cases resulted, and in the future could result, in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on sales of approved products based on labeling or other requirements.

17

In foreign jurisdictions, we must also receive approval from the appropriate regulatory authorities before we can commercialize any candidate products. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. There can be no assurance that we will receive the approvals necessary to commercialize our product candidate for sale outside the United States.

Changes in regulatory requirements and guidance may occur, and we may need to amend clinical trial protocols or our development plan to reflect these changes. Amendments may require resubmitting clinical trial protocols to FDA and institutional review boards for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate any clinical trials, the commercial prospects for product candidates may be harmed, and the ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of product candidates.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, and a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical studies conducted in one jurisdiction may not be accepted by or sufficient for regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our candidate products is also subject to approval. Additionally, some foreign jurisdictions require participation of subjects from their country in the Phase 3 trial in order to gain approval in their country.

We intend to also submit marketing applications in other jurisdictions, including European countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations, such as post market surveillance and current good manufacturing practice (“GMP”) requirements, and continued regulatory review, which may result in significant additional expense. We may also be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates. In addition, third parties on whom we rely must comply with regulatory requirements, and any non-compliance on their part may negatively impact our business, assuming we obtain regulatory authorization at all.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a Risk Evaluation and Mitigation Strategy (“REMS”) program in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA could also require a boxed warning, sometimes referred to as a Black Box Warning on the product label to identify a particular safety risk, which could affect commercial efforts to promote and sell the product. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current GMPs and current good clinical practices (“GCPs”) for any clinical trials that we conduct post-approval. We are also subject to certain user fees imposed by the regulatory agencies. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or product recalls;

●	fines, warning letters or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

●	product seizure or detention, or refusal to permit the import or export of our product candidates; and

●	injunctions or the imposition of civil or criminal penalties.

18

The FDA’s and other regulatory authorities’ policies may change, such as those required by the 21st Century Cures Act, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. In addition, it is unclear what changes, if any, the new presidential administration may bring. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

As part of the regulatory process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory authorities. As we advance our product candidates we expect that our expenses will increase. The number and design of the clinical trials that will be required varies depending upon product candidate, the condition being evaluated, current medical strategies and the trial results themselves. Therefore, it is difficult to accurately estimate the cost of the clinical trials. Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed or prevented by several factors, including:

●	unforeseen safety issues;

●	failure to determine appropriate dosing;

●	greater than anticipated cost of our clinical trials;

●	failure to demonstrate effectiveness during clinical trials;

●	slower than expected rates of subject recruitment or difficulty obtaining investigators;

●	subject drop-out or discontinuation;

●	inability to monitor subjects adequately during or after treatment;

●	third party contractors, including, without limitation, CRO’s and manufacturers, failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

●	reaching agreements with prospective CROs, and trial sites, both of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of product candidates or other necessary materials to conduct our trials;

●	potential additional safety monitoring, or other conditions required by FDA or comparable foreign regulatory authorities regarding the scope or design of our clinical trials, or other studies requested by regulatory agencies;

●	problems engaging Institutional Review Boards (“IRBs”), to oversee trials or in obtaining and maintaining IRB approval of studies;

●	imposition of clinical hold or suspension of our clinical trials by regulatory authorities; and

●	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend or terminate our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug, or IND, submissions or the conduct of these trials. Therefore, we cannot predict with any certainty when, if ever, future clinical trials will commence or be completed.

19

There is uncertainty as to market acceptance of our technology and product candidates.

Even if the FDA approves one or more of our product candidates, the products may not gain broad market acceptance among physicians, healthcare payers, patients, and the medical community. We have conducted our own research into the markets for our product candidates; however, we cannot guarantee market acceptance of our product candidates, if approved, and have somewhat limited information on which to estimate our anticipated level of sales. Our product candidates, if approved, will require patients, healthcare providers and doctors to adopt our technology. Our industry is susceptible to rapid technological developments and there can be no assurance that we will be able to match any new technological advances. If we are unable to match the technological changes in the needs of our customers the demand for our products will be reduced. Acceptance and use of any products we market, assuming market authorization approval at all, will depend upon a number of factors including:

●	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our products;

●	limitation on use or warnings required by FDA in our product labeling;

●	cost-effectiveness of our products relative to competing products;

●	convenience and ease of administration;

●	potential advantages of alternative treatment methods;

●	availability of reimbursement for our products from government or other healthcare payers; and

●	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect virtually all of our product revenues for the foreseeable future to be generated from sales of AD04, if approved, the failure of this product to find market acceptance would substantially harm our business and would adversely affect our revenue.

Even if we are able to obtain regulatory approval for our product candidates, we will continue to be subject to ongoing and extensive regulatory requirements, and our failure, or the failure of our contract manufacturers, to comply with these requirements could substantially harm our business.

If the FDA approves any of our product candidates, the labeling, manufacturing, packaging, adverse events reporting, storage, advertising, promotion and record-keeping for our products will be subject to ongoing FDA requirements and continued regulatory oversight and review. We may also be subject to additional FDA post-marketing obligations. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls or seizures. The subsequent discovery of previously unknown problems with any marketed product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: (i) comply with the laws of the FDA and other similar foreign regulatory bodies; (ii) provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies; (iii) comply with manufacturing standards we have established; (iv) comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (v) report financial information or data accurately or to disclose unauthorized activities to us. Any such misconduct or noncompliance could negatively affect the FDA’s review of our regulatory submission, including delaying approval or disallowance of certain information to support the submission, and/or delay a federal or state healthcare program’s or a commercial insurer’s determination regarding the availability of future reimbursement for our product candidates. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The laws that may affect our ability to operate or may require us to modify certain programs include, but are not limited to:

●	the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs;

20

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors (both governmental and private) that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to a federal or state healthcare program or private payor;

●	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which, among other things, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which, among other things, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of such individually identifiable health information;

●	the federal Physician Payment Sunshine Act, created under the Healthcare Reform Act (as defined herein), and its implementing regulations, which require certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services (“HHS”), information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

●	the Foreign Corrupt Practices Act (the “FCPA”) and similar antibribery and anticorruption laws in other countries that, for example, prevent improper payments or transfers of anything of value to foreign officials for the purpose of gaining commercial advantage, obtaining or retaining business, or to enhancing clinical trials.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We have no experience selling, marketing or distributing products and have no internal capability to do so.

We currently have no sales, marketing or distribution capabilities, including, without limitation, capabilities to market AD04 or its companion genetic test. We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our proposed products, if approved. Our future success depends, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that our collaborators will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties over whom we have no control, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to successfully market and sell our products in the United States or overseas on our own.

21

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize products.

We may seek to enter into strategic partnerships in the future, including alliances with other biotechnology or pharmaceutical companies, to enhance and accelerate the development and commercialization of our products, such as a third party drug development company. We face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex and can be costly. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for any future product candidates and programs because our research and development pipeline may be insufficient, our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort and/or third parties may not view our product candidates and programs as having the requisite potential to demonstrate safety and efficacy or return on investment. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing.

If we ultimately determine that entering into strategic partnerships is in our best interest but either fail to enter into, are delayed in entering into or fail to maintain such strategic partnerships:

●	the development of certain of our current or future product candidates may be terminated or delayed;

●	our planned clinical trials may be restructured or terminated;

●	our cash expenditures related to development of certain of our current or future product candidates may increase significantly and we may need to seek additional financing;

●	we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted;

●	we will bear all of the risk related to the development of any such product candidates; and

●	the competitiveness of any product candidate that is commercialized could be reduced.

To the extent we elect to enter into licensing or collaboration agreements to partner our product candidates, our dependence on such relationships may adversely affect our business.

Our commercialization strategy for certain of our product candidates may depend on our ability to enter into agreements with collaborators to obtain assistance and funding for the development and potential commercialization of these investigational product candidates. Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a collaboration agreement are long and complex processes with uncertain results. Even if we are successful in entering into one or more collaboration agreements, collaborations may involve greater uncertainty for us, as we have less control over certain aspects of our collaborative programs than we do over our proprietary development and commercialization programs. Our collaborators could delay or terminate their agreements, and our product candidates subject to collaborative arrangements may never be successfully developed or commercialized.

Further, our future collaborators may develop alternative products or pursue alternative technologies either on their own or in collaboration with others, including our competitors, and the priorities or focus of our collaborators may shift such that our programs receive less attention or fewer resources than we would like, or they may be terminated altogether. Any such actions by our collaborators may adversely affect our business prospects and ability to earn revenues. In addition, we could have disputes with our future collaborators, such as the interpretation of terms in our agreements. Any such disagreements could lead to delays in the development or commercialization of any potential products or could result in time-consuming and expensive litigation or arbitration, which may not be resolved in our favor.

22

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for research and development of our product candidates and for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

We have limited protection for our intellectual property. Our patents and proprietary rights may not prevent us from infringing on the rights of others, or prohibit potential competitors from commercializing products.

We intend to rely on a combination of common law copyright, patent, trademark, and trade secret laws and measures to protect our proprietary information. We have patents to protect certain of our proprietary intellectual property and have obtained exclusive rights to license certain of the technology for which patent protection has been obtained; however, such protection does not prevent unauthorized use of such technology. Trademark and copyright protections may be limited, and enforcement could be too costly to be effective. It may also be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization, including, but not limited to, product design, software, customer and prospective customer lists, trade secrets, copyrights, patents and other proprietary rights and materials. Other parties can use and register confusingly similar business, product and service names, as well as domain names, which could divert customers, resulting in a material adverse effect on our business, operating results and financial condition.

We have not conducted an exhaustive patent search and cannot assure you that patents do not exist or could not be filed that would negatively affect our ability to market our products or maintain our competitive position with respect to our products. Additionally, our patents may not prevent others from developing competitive products using related technology. Furthermore, other companies that obtain patents claiming products or processes useful to us may bring infringement actions against us. As a result, we may be required to obtain licenses from others to develop, manufacture or market our products. We cannot assure you that we will be able to obtain any such licenses on commercially reasonable terms, if at all.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our employees, consultants, suppliers, and licensees. We cannot give any assurance that these third parties will not breach these agreements, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently developed by competitors.

23

We cannot assure you that the U.S. Patent and Trademark Office (“PTO”) will approve pending patent applications for intellectual property for which we are currently the exclusive worldwide licensee, or that any patent issued to, or licensed by, us will provide protection that has commercial significance. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain. Even issued patents may later be modified or revoked by the PTO in proceedings instituted by others or by us. In addition, we cannot assure you that our patents will afford protection against competitors with similar compounds or technologies, that others will not obtain patents with claims similar to those covered by our patents or applications, or that the patents of others will not adversely affect our ability to conduct our business.

Despite having patents issued in most major jurisdictions around the world, we know that receiving, maintaining and defending foreign patents may be more difficult than defending domestic patents because of differences in patent laws, and recognize that our patent position therefore may be stronger in the United States than abroad. In addition, the protection provided by foreign patents, once they are obtained, may be weaker than that provided

If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Competitors may challenge the validity or scope of our patents or future patents we may obtain. In addition, our licensed patents may not provide us with a meaningful competitive advantage. We may be required to spend significant resources to monitor and police our licensed intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

The technology we license, our products or our development efforts may be found to infringe upon third-party intellectual property rights.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the USPTO, or oppositions and other comparable proceedings in other jurisdictions. Recently, under the AIA, new procedures including inter parties review and post grant review have been implemented. These procedures are relatively new and the manner in which they are being implemented continues to evolve, which brings additional uncertainty to our patents and pending applications. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may in the future assert claims or initiate litigation related to their patent, copyright, trademark and other intellectual property rights in technology that is important to us. The asserted claims and/or litigation could include claims against us, our licensors or our suppliers alleging infringement of intellectual property rights with respect to our products or components of those products. Regardless of the merit of the claims, they could be time consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. We have not undertaken an exhaustive search to discover any third party intellectual patent rights which might be infringed by commercialization of the product candidates described herein. Although we are not currently aware of any such third party intellectual patent rights, it is possible that such rights currently exist or might be obtained in the future. In the event that a third party controls such rights and we are unable to obtain a license to such rights on commercially reasonable terms, we may not be able to sell or continue to develop our products, and may be liable for damages for such infringement. We cannot assure you that licenses will be available on acceptable terms, if at all. Furthermore, because of the potential for significant damage awards, which are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims resulting in large settlements. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially adversely affected.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

●	obtain licenses, which may not be available on commercially reasonable terms, if at all;

●	abandon an infringing drug or therapy candidate;

●	redesign our products or processes to avoid infringement;

●	stop using the subject matter claimed in the patents held by others;

●	pay damages; or

●	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

24

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to some of our patents or patent applications subject to pre-AIA or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

A derivation proceeding is a trial proceeding conducted at the Patent Trial and Appeal Board to determine whether (i) an inventor named in an earlier application derived the claimed invention from an inventor named in the petitioner’s application; and (ii) the earlier application claiming such invention was filed without authorization. An applicant subject to the first-inventor-to-file provisions may file a petition to institute a derivation proceeding only within one year of the first publication of a claim to an invention that is the same or substantially the same as the earlier application’s claim to the invention. The petition must be supported by substantial evidence that the claimed invention was derived from an inventor named in the petitioner’s application. Derivation proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our shares of common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

25

Patents are subject to changing legal interpretation by the USPTO and the Courts.

If the U.S. Supreme Court, other federal courts, or the USPTO were to change the standards of patentability such changes could have a negative impact on our business. Recent court cases have made it more difficult to protect certain types of inventions. For instance, on October 30, 2008, the Court of Appeals for the Federal Circuit issued a decision that methods or processes cannot be patented unless they are tied to a machine or involve a physical transformation. On March 20, 2012, in the case Mayo v. Prometheus, the U.S. Supreme Court invalidated a patent focused on a diagnostic process because the patent claim embodied a law of nature. On July 3, 2012, the USPTO issued its Interim Guidelines for Subject Matter Eligibility Analysis of Process Claims Involving Laws of Nature in view of the Prometheus decision. It remains to be seen how these guidelines will play out in the actual prosecution of diagnostic claims. Similarly, it remains to be seen how lower courts will interpret the Prometheus decision. Some aspects of our technology involve processes that may be subject to this evolving standard and we cannot guarantee that any of our pending process claims will be patentable as a result of such evolving standards.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Our ability to generate product revenues will be diminished if our products sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our products, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

●	government and health administration authorities;

●	private health maintenance organizations and health insurers; and

●	other healthcare payers.

Patients generally expect that products such as ours are covered and reimbursed by third-party payors for all or part of the costs and fees associated with their use. If such products are not covered and reimbursed then patients may be responsible for the entire cost of the product, which can be substantial. Therefore, health care providers generally do not prescribe products that are not covered and reimbursed by third-party payors in order to avoid subjecting their patients to such financial liability. The existence of adequate coverage and reimbursement for the products by government and private insurance plans is central to the acceptance of AD04 and any future products we provide.

During the past several years, third-party payors have undertaken cost-containment initiatives including different payment methods, monitoring health care expenditures, and anti-fraud initiatives. For some governmental programs, such as Medicaid, coverage and reimbursement differ from state to state, and some state Medicaid programs may not pay an adequate amount for AD04 or any of our other products or may make no payment at all. Furthermore, the health care industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control health care costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that our services will be reimbursed at a level that is sufficient to meet our costs.

Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “Healthcare Reform Act”), was enacted. The Healthcare Reform Act and its implementing regulations, among other things, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs, including our product candidates, under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

26

Other legislative changes have been proposed and adopted in the United States since the Healthcare Reform Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the “ATRA”) which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. In March 2013, the President signed an executive order implementing sequestration, and in April 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, particularly in light of the new presidential administration in the United States, and any proposed changes to healthcare laws that could potentially affect our clinical development or regulatory strategy. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

●	the demand for our product candidates, if we obtain regulatory approval;

●	our ability to set a price that we believe is fair for our products;

●	our ability to generate revenue and achieve or maintain profitability;

●	the level of taxes that we are required to pay; and

●	the availability of capital.

Any reduction in reimbursement from Medicare, Medicaid or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

If we are unable to obtain adequate coverage and reimbursement for our tests, it is unlikely that our tests will gain widespread acceptance.

Use of our product candidate will require pre-treatment screening. Our strategy for AD04 aims to integrate pre-treatment screening into the drug label, effectively creating a patient-specific or “precision” treatment into one integrated therapeutic offering. Our ability to generate revenue will depend upon the availability of adequate coverage and reimbursement for our tests from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Health care providers that order diagnostic services generally expect that those diagnostic services are covered and reimbursed by third-party payors for all or part of the costs and fees associated with the diagnostic tests they order. If such diagnostic tests are not covered and reimbursed then their patients may be responsible for the entire cost of the test, which can be substantial. Therefore, health care providers generally do not order tests that are not covered and reimbursed by third-party payors in order to avoid subjecting their patients to such financial liability. The existence of adequate coverage and reimbursement for the procedures performed by us by government and private insurance plans is central to the acceptance of our product candidate. During the past several years, third-party payors have undertaken cost-containment initiatives including different payment methods, monitoring health care expenditures, and anti-fraud initiatives. In addition, the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare program, has taken the position that the algorithm portion of multi-analyst algorithmic assays, or MAAAs, is not a clinical laboratory test and is therefore not reimbursable under the Medicare program. Although this position is only applicable to tests with a CMS determined national payment amount, it is possible that the local MACs, who make coverage and payment determinations for tests such as ours may adopt this policy and reduce payment for such test. If that were to happen, reimbursement for our pre-screening tests would be uncertain. We may not be able to achieve or maintain profitability if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels. Further, many private payors use coverage decisions and payment amounts determined by CMS as guidelines in setting their coverage and reimbursement policies. Future action by CMS or other government agencies may diminish payments to clinical laboratories, physicians, outpatient centers and/or hospitals. Those private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for us and coverage and the amount of reimbursement under those polices is uncertain. For some governmental programs, such as Medicaid, coverage and reimbursement differ from state to state, and some state Medicaid programs may not pay an adequate amount for MyPRS® or may make no payment at all. As the portion of the U.S. population over the age of 65 and eligible for Medicare continues to grow, we may be more vulnerable to coverage and reimbursement limitations imposed by CMS. Furthermore, the health care industry in the United States has experienced a general trend toward cost containment as government and private insurers seek to control health care costs through various mechanisms, including imposing limitations on payment rates and negotiating reduced contract rates with service providers, among other things. Therefore, we cannot be certain that our services will be reimbursed at a level that is sufficient to meet our costs.

27

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States, in particular in European markets, and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory and reimbursement requirements in foreign countries;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	compliance with U.S. and foreign export control regulations, including economic sanctions and embargo programs, each of which may be subject to unexpected changes;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	potential liability under the FCPA or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	business interruptions resulting from geo-political actions, including war and terrorism; and

●	potential difficulties that may arise with pharmaceutical company partners under license or other agreement to jointly develop, seek regulatory approval, and commercialize our products.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We may not successfully effect our intended expansion.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire additional qualified personnel, including a Chief Development Officer. We will need to hire additional qualified personnel with expertise in preclinical and clinical research, government regulation, formulation and manufacturing, sales and marketing and accounting and financing. In particular, over the next 12 months, we expect to hire additional new employees. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success. If we are unable to manage our growth effectively, our business would be harmed.

28

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

Because of the specialized nature of our business, our ability to maintain a competitive position depends on our ability to attract and retain qualified management and other personnel. We cannot assure you that we will be able to continue to attract or retain such persons.

We are highly dependent on our principal scientific, regulatory and medical advisors and our chief executive officer. We do not have an insurance policy on the life of our chief executive officer, William B. Stilley; and we do not have “key person” life insurance policies for any of our other officers or advisors. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

Certain of our officers may have a conflict of interest.

Certain of our officers are currently working for our Company on a part-time basis. Mr. Stilley devotes 90% of his business time to our matters and the remaining 10% of his business time is devoted to other matters, which are almost exclusively related to advisory roles with other life science companies. Other officers, including our Chief Financial Officer, also work at other jobs and have discretion to decide what time they devote to our activities, which may result in a lack of availability when needed due to responsibilities at other jobs.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or other unexpected characteristics.

If unacceptable safety concerns or other adverse events arise in the development of our product candidates, our clinical trials could be suspended or terminated or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient deaths. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of drug product candidates entail an inherent risk of product liability. Product liability claims might be brought against us by consumers, health care providers or others selling or otherwise coming into contact with our products. Clinical trial liability claims may be filed against us for damages suffered by clinical trial subjects or their families. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products which could impact our ability to continue as a going concern. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. In addition, regardless of merit or eventual outcome, product liability claims may result in:

●	decreased demand for any approved product candidates;

●	impairment of our business reputation;

●	withdrawal of clinical trial participants;

●	costs of related litigation;

●	distraction of management’s attention;

●	substantial monetary awards to patients or other claimants;

●	loss of revenues; and

●	the inability to successfully commercialize any approved drug candidates.

29

We may acquire other businesses or form joint ventures or make investments in other companies or technologies that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and joint ventures that leverage our technology and industry experience to expand our offerings or other capabilities. Though certain company personnel have business development and corporate transaction experience, including with licensing, mergers and acquisitions, a strategic partnering, as a company we have no experience with acquiring other companies and limited experience with forming strategic alliances and joint ventures. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Declining general economic or business conditions may have a negative impact on our business.

Continuing concerns over U.S. health care reform legislation and energy costs, geopolitical issues, the availability and cost of credit and government stimulus programs in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, combined with low business and consumer confidence and high underemployment, precipitated an economic slowdown and recession and stagnant economy for more than a decade. Additionally, political changes in the U.S. and elsewhere in the world have created a level of uncertainty in the markets. If the economic climate does not improve or deteriorate, our business, as well as the financial condition of our suppliers and our third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations.

Health care policy changes, including legislation reforming the U.S. health care system and other legislative initiatives, may have a material adverse effect on our financial condition, results of operations and cash flows.

Government payors, such as Medicare and Medicaid, have taken steps and can be expected to continue to take steps to control the cost, utilization and delivery of health care services, including clinical laboratory test services.

In March 2010, U.S. President Barack Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, which made a number of substantial changes in the way health care is financed by both governmental and private insurers. It is unclear what, if any, changes the new administration will make to the health care system. We cannot predict whether future health care initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us.

Risks Related to this Offering

Certain of our shareholders have sufficient voting power to make corporate governance decisions that could have a significant effect on us and the other stockholders.

Our two largest shareholders, Bankole Johnson and Becker Specialty Corporation, will control approximately ____% of our outstanding voting power on a fully diluted basis after consummation of this offering assuming the issuance of all _________ common stock offered in this offering. Mr. Stilley will control approximately ____% of our outstanding common stock on a fully diluted basis after consummation of this offering assuming the issuance of all ___________ common stock offered in this offering. As a result, Bankole Johnson and Becker Specialty Corporation as well as Mr. Stilley will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in our control and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that we would not otherwise consider.

30

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans and outstanding warrants could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering. Pursuant to our 2017 equity incentive plan, which will become effective on the business day prior to the public trading date of our common stock, our management is authorized to grant profits interest units to our employees, directors and consultants.

Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under our 2017 equity incentive plan is 2,000,000 shares. Increases in the number of shares available for future grant or purchase may result in additional dilution, which could cause our stock price to decline.

We currently have warrants to purchase [       ] shares of common stock outstanding at exercise prices ranging from [       ] to [       ]. The issuance of the shares of common stock underlying the warrants will have a dilutive effect on the percentage ownership held by holders of our common stock.

We have agreed to issue to our Chairman of the Board, Chief Executive Officer and Chief Operating Officer/Chief Financial Officer shares of our common stock having a maximum value of $501,637 upon consummation of the offering in accordance with the terms of our Performance Bonus Plan.

Upon the sale of the shares offered in this prospectus, our outstanding promissory notes will convert into shares of common stock.

Our notes in the principal amount of $235,000 automatically convert into equity securities upon our consummation of a financing resulting in gross proceeds to us of at least $2,000,000 (not including the conversion of the Note and other notes). The conversion price is equal to the lesser of: (i) one third (1/3) of the per unit price paid by the investor in this offering; or (ii) the quotient of $2,000,000 divided by our aggregate number of outstanding units as of the date immediately prior to the closing of this offering. Upon such conversion the holders of common stock will experience additional dilution.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. The common stock and preferred stock, as well as the awards available for issuance under our 2017 equity incentive plan, can be issued by our board of directors, without stockholder approval. Any future issuances of such stock would further dilute the percentage ownership in us held by holders of our common stock. In addition, the issuance of preferred stock may be used as an “anti-takeover” device without further action on the part of our stockholders, and may adversely affect the holders of the common stock.

If we issue preferred stock with superior rights than the common stock offered hereby, it could result in a decrease in the value of our common stock and delay or prevent a change in control of us.

Our board of directors is authorized to issue 5,000,000 shares of preferred stock in series. The issuance of any preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

We have never paid dividends and have no plans to pay dividends in the future.

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our preferred or common stock and we do not expect to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any return investors in our preferred or common stock may have will be in the form of appreciation, if any, in the market value of their common stock. See “Dividend Policy.”

The NASDAQ may not list our securities for quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We anticipate that our securities will be listed on the NASDAQ, a national securities exchange, upon consummation of this offering. Although, after giving effect to this offering, we expect to meet, on a pro forma basis, the NASDAQ’s minimum initial listing standards, which generally mandate that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that we will be able to meet those initial listing requirements. If the NASDAQ does not list our securities for trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

31

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our common stock will be listed on the NASDAQ, our common stock will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were to be delisted from the NASDAQ, our common stock would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities.

Our failure to meet the continued listing requirements of the NASDAQ could result in a de-listing of our common stock.

If after listing we fail to satisfy the continued listing requirements of the NASDAQ such as the corporate governance requirements, the stockholder’s equity requirement or the minimum closing bid price requirement, the NASDAQ may take steps to de-list our common stock. Such a de-listing or even notification of failure to comply with such requirements would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with the NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with the NASDAQ’s listing requirements.

Shareholders purchasing shares of common stock in this offering will experience immediate and substantial dilution, causing their investment to immediately be worth less than their purchase price.

If you purchase shares of common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this offering.

After consummation of this offering and assuming the consummation of this offering [and conversion of all of the outstanding convertible notes] exclusive of the underwriters’ over-allotment option, you will have an immediate dilution of $___ per common share and an immediate increase in net tangible book value to our present shareholders from $___ to $___ per share will occur.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of US$1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than US$1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have opted for taking advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act.

As a result of our becoming a public company, we will become subject to additional reporting and corporate governance requirements that will require additional management time, resources and expense.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ and other applicable securities rules and regulations impose various requirements on public companies, including the obligation to file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

32

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting.

We do not yet have effective disclosure controls and procedures, and internal controls over all aspects of our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Our management has deemed certain conditions to be material weaknesses and significant deficiencies in our internal controls. We failed to employ a sufficient number of staff to maintain optimal segregation of duties and to provide optimal levels of oversight. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our common stock.

Future sales of a substantial number of our common stock by our existing shareholders could cause our stock price to decline.

We will have a significant number of restricted common stock that will become eligible for sale shortly after this registration statement is declared effective. We currently have [       ] shares of our common stock outstanding, convertible notes outstanding that convert to [       ] shares of common stock. All of the shares sold in this offering will be eligible for sale immediately upon effectiveness of this registration statement. All of the remaining shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date, of this prospectus, subject, in certain circumstances to the volume, manner of sale and other limitations under Rule 144 or 701 promulgated under the Securities Act. It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our common stock in the public market at the same time, the market price of our common stock could decrease significantly due to an imbalance in the supply and demand of our common stock. Even if they do not actually sell the common stock, the perception in the public market that our shareholders might sell significant common stock could also depress the market price of our common stock.

A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities, and may cause you to lose part or all of your investment in our common stock.

33

Our common stock may be thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. If an active trading market does not develop, investors may have difficulty selling any of our common stock that they buy. There may be limited market activity in our stock and we are likely to be too small to attract the interest of many brokerage firms and analysts. We cannot give you any assurance that a public trading market for our common stock will develop or be sustained. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of our common stock, including “short” sales, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

●	the commencement, enrollment or results of the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

●	any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

●	adverse results or delays in clinical trials;

●	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

●	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

●	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

●	adverse developments concerning our manufacturers;

●	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

●	our inability to establish collaborations if needed;

●	our failure to commercialize our product candidates;

●	additions or departures of key scientific or management personnel;

●	unanticipated serious safety concerns related to the use of our product candidates;

●	introduction of new products or services offered by us or our competitors;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	our ability to effectively manage our growth;

●	the size and growth of our initial target markets;

●	our ability to successfully treat additional types of indications or at different stages;

●	actual or anticipated variations in quarterly operating results;

●	our cash position;

34

●	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

●	publication of research reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	changes in the market valuations of similar companies;

●	overall performance of the equity markets;

●	sales of our common stock by us or our stockholders in the future;

●	trading volume of our common stock;

●	changes in accounting practices;

●	ineffectiveness of our internal controls;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	significant lawsuits, including patent or stockholder litigation;

●	general political and economic conditions; and

●	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

35

The offering price of the common stock may not be indicative of the value of our assets or the price at which shares can be resold.

The offering price of the common stock may not be an indication of our actual value. Prior to this offering, there has been no public market for our securities. The offering price of $_____ per share was determined based upon negotiations between the underwriters and us. Factors considered in determining such price in addition to prevailing market conditions include an assessment of our future prospects, an increase in value of our stock due to becoming a public company and prior valuations of our shares prepared for us. Such price does not have any relationship to any established criteria of value, such as book value or earnings per share. Such price may not be indicative of the current market value of our assets. No assurance can be given that the shares can be resold at the public offering price.

Our need for future financing may result in the issuance of additional securities which will cause investors to experience dilution.

Our cash requirements may vary from those now planned depending upon numerous factors, including the result of future research and development activities. We believe that the proceeds derived from the sale of the shares in this offering will provide us with sufficient working capital to fund completion of our first Phase 3 clinical trial with AD04 conducted in Scandinavia and Central and Eastern Europe. Thereafter, we expect to require additional funds in the future to conduct additional clinical trials even if the maximum amount is raised in this offering. There are no other commitments by any person for future financing. Though we believe a successful Phase 3 trial will be a significant value creation event for us, our securities may be offered to other investors at a price lower than the price per share offered to the investors in the offering, or upon terms which may be deemed more favorable than offered hereunder. In addition, the issuance of securities in this offering as well as any future financing using our securities may dilute an investor's equity ownership. Moreover, we may issue derivative securities, including options and/or warrants, from time to time, to procure qualified personnel or for other business reasons. The issuance of any such derivative securities, which is at the discretion of our board of directors, may further dilute the equity ownership of our stockholders, including the investors in this offering. No assurance can be given as to our ability to procure additional financing, if required, and on terms deemed favorable to us. To the extent additional capital is required and cannot be raised successfully, we may then have to limit our then current operations and/or may have to curtail certain, if not all, of our business objectives and plans.

Our management will have broad discretion over the use of the proceeds we receive in this offering, and may not apply the proceeds in ways that increase the value of your investment.

If the representative of the underwriter exercises their option to purchase additional shares in this offering in full, we estimate that net proceeds of the sale of the common stock that we are offering will be approximately $___ million. Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Although we intend to use a portion of the net proceeds from this offering for research, development and commercialization of our products, because of the number and variability of factors that will determine our use of the net proceeds from this offering, we cannot specify with certainty the particular use of the net proceeds that we will receive from this offering, and we cannot assure you that we will use the proceeds in a manner that will increase the value of your investment or of which you would approve. Moreover, you will not have the opportunity to influence our decision on how to use the proceeds from this offering. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. See the Section entitled “Use of Proceeds.”

The application of the “penny stock” rules to our common stock could limit the trading and liquidity of the common stock, adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

If our common stock become traded on a securities market or exchange, as long as the trading price of our common stock is below US$5 per share, the open-market trading of our common stock will be subject to the “penny stock” rules, unless we otherwise qualify for an exemption from the “penny stock” definition. The “penny stock” rules impose additional sales practice requirements on certain broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of US$1.0 million or annual income exceeding US$200,000 or US$300,000 together with their spouse). These regulations, if they apply, require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. These regulations may have the effect of limiting the trading activity of our common stock, reducing the liquidity of an investment in our common stock and increasing the transaction costs for sales and purchases of our common stock as compared to other securities. The stock market in general and the market prices for penny stock companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The occurrence of these patterns or practices could increase the volatility of our share price.

36

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

●	our board of directors is divided into three classes, one class of which is elected each year by our stockholders with the directors in each class to serve for a three-year term;

●	the authorized number of directors can be changed only by resolution of our board of directors;

●	directors may be removed only by the affirmative vote of the holders of at least sixty percent (60%) of our voting stock, whether for cause or without cause;

●	our bylaws may be amended or repealed by our board of directors or by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of our stockholders;

●	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

●	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

●	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and

●	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

37

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements. Those risks and uncertainties include, among others:

●	our ability to implement our business plan;

●	our ability to raise additional capital to meet our liquidity needs;

●	our ability to generate product revenues;

●	our ability to achieve profitability;

●	our ability to satisfy U.S. (including FDA) and international regulatory requirements;

●	our ability to obtain market acceptance of our technology and products;

●	our ability to compete in the market;

●	our ability to advance our clinical trials;

●	our ability to fund, design and implement clinical trials;

●	our ability to demonstrate that our product candidates are safe for human use and effective for indicated uses;

●	our ability to gain acceptance of physicians and patients for use of our products;

●	our dependency on third-party researchers, manufacturers and payors;

●	our ability to establish and maintain strategic partnerships, including for the distribution of products;

●	our ability to attract and retain a sufficient qualified personnel;

●	our ability our ability to obtain or maintain patents or other appropriate protection for the intellectual property;

●	our dependency on the intellectual property licensed to us or possessed by third parties;

●	our ability to adequately support future growth; and

●	potential product liability or intellectual property infringement claims.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should,” “could,” “would,” “will” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. These risks and uncertainties, along with others, are described above under the heading “Risk Factors.” Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

38

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $[____] million, (or approximately $[____] million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $[____] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $[____] per share, would increase (decrease) the net proceeds from this offering by approximately $[____] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering as follows:

●	approximately $[ ] to fund our initial Phase 3 clinical trial for the use of AD04 to treat AUD;

●

approximately $331,000 (which includes a redemption payment of 115% of the principal amount) to repay the loan that is subject to mandatory redemption upon consummation of a financing in the amount of $250,000. The loan, which was for working capital purposes, matures on November 1, 2017, is in the principal amount of $287,500, accrues interest at a rate of 2% per annum, and is subject to mandatory redemption upon consummation of this offering;

●

approximately $270,113 for cash payments to be made to our Chairman of the Board, Chief Executive officer and Chief Operating Officer/Chief Financial Officer in accordance with the terms of our Performance Bonus Plan. Under the Performance Bonus Plan, 5.25% of the first $14.7 million of a strategic transaction (one or more transactions that provide funds to us and/or our members that enable the commencement of the clinical development of AD04) will be set aside for our personnel with 1.25% of funds to be awarded to the Chairman of the Board and the remainder to be awarded at the Chief Executive Officer’s discretion, with no more than 3% payout to the Chief Executive Officer. The maximum bonus amount to be paid out of the Performance Bonus Plan is $771,750 and we have the right to pay up to 65% of the amounts due with our equity; the $270,113 assumes that we pay 65% of the amount due under the Performance Bonus Plan in equity;

●	approximately $[ ] for manufacturing and development of the AD04 companion diagnostic test;

●	approximately $[ ] for payments under the license agreement for the patents covering AD04, including the prosecution and maintenance of the AD04 patent estate;

●

approximately $[   ] for personnel costs, including enhancing our executive team to manage and grow our business with the hire of a Chief Financial Officer with public company experience and a Chief Development Officer to oversee the clinical trials of AD04;

●	approximately $[ ] for research and development, including without limitation, potentially developing a once a day formulation of AD04; and

●	approximately $[ ] for working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received from this offering. The amounts and timing of our actual expenditures will depend on numerous factors including the progress in, and costs of, our clinical trials and other preclinical development programs and the amount of funding, if any, received from grants. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of management regarding the application of the net proceeds from the offering. We may find it necessary or advisable to reallocate the net proceeds of this offering; however, any such reallocation would be substantially limited to the categories set forth above as we do not intend to use the net proceeds for other purposes.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

39

DIVIDEND POLICY

We do not anticipate paying dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our common stock will be at our board of directors’ discretion and will depend on our financial condition, operating results, capital requirements and other factors that our board of directors considers to be relevant.

CORPORATE CONVERSION/REINCORPORATION

In connection with this offering, our board of directors and the holders of a majority of our outstanding units will elect to convert ADial Pharmaceuticals L.L.C. from a Virginia limited liability company into a Virginia corporation, and then reincorporate in Delaware by merging with Adial Pharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of ADial Pharmaceuticals L.L.C. In order to consummate such a conversion., a certificate of conversion will be filed with the Secretary of State of the State of Virginia and certificates of merger will be filed with the Secretary of State of the States of Delaware and Virginia prior to the effectiveness of the registration statement of which this prospectus is a part. In connection with the corporate conversion/reincorporation, all outstanding LLC Units will be automatically converted into shares of common stock of the Virginia corporation and then ultimately into an aggregate of [_______] shares of common stock of Adial Pharmaceuticals, Inc. No U.S. federal taxable income or taxable gain is expected to be recognized by Adial Pharmaceuticals, Inc. as a result of our conversion from a limited liability company into a Virginia corporation and our subsequent reincorporation merger into Delaware.

40

CAPITALIZATION

The following table sets forth our capitalization, as of June 30, 2017:

●	on an actual basis;

●	on a pro forma basis to give effect to the (i) corporate conversion/reincorporation, (ii) the debt conversion/reincorporation (including the conversion of the Class B Units issued in July 2017), (iii) the issuance of ____ shares of our common stock to consultants upon consummation of the offering, and (iv) the receipt of $10,000 in cash proceeds from the sale of 9,434 Class B Units in July 2017 and the issuance of such Class B Units; and

●	on a pro forma as adjusted basis after giving effect to the (i) corporate conversion/reincorporation; (ii) the debt conversion; (iii) the issuance of [ ] shares of common stock we have agreed to issue to consultants and employees upon consummation of this offering; (iv) the issuance of [ ] shares of common stock having a value of $501,637 that we have agreed to issue to our Chairman of the Board, Chief Executive Officer and Chief Operating Officer/Chief Financial Officer upon consummation of this offering in accordance with the terms of our Performance Bonus Plan; and (v) the receipt of $10,000 in cash proceeds from the sale of 9,434 Class B Units in July 2017 and the issuance of such Class B Units, as if the issuance and sale had occurred on June 30, 2017, as adjusted for the sale of the shares of our common stock in this offering at the assumed public offering price of $[____] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

You should consider this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and unaudited pro forma financial information and related notes thereto included elsewhere in this prospectus.

	As of June 30, 2017
	(unaudited)
	ADial Pharmaceuticals, LLC Actual	ADial Pharmaceuticals, Inc. Pro Forma	ADial Pharmaceuticals, Inc. Pro Forma, As Adjusted(1)
Cash	$137,134
Total Indebtedness	$496,512		$
Members’ equity	9,915,570
Common Stock, $0.001 par value, 50,000,000 shares authorized, pro forma and pro forma as adjusted; [_____] shares issued and outstanding, pro forma; [_____] shares issued and outstanding, pro forma, as adjusted.	-
Additional paid in capital	-
Accumulated deficit	(10,381,083)
Total members’ deficiency/stockholders’ equity	(465,513)
Total capitalization	$(30,999)

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $[____] per share would increase or decrease total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $[____], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of common stock that will be outstanding immediately after this offering is based on the number of shares of common stock outstanding immediately prior to this offering after giving effect to the debt conversion, and the corporate conversion/reincorporation. The number excludes:

●	[____]2,000,000 shares of our common stock reserved for future issuance under our 2017 equity incentive plan we intend to adopt immediately prior to the closing of this offering;

●	[____] shares of our common stock issuable upon exercise of the warrants granted to Aegis Capital Corp. upon completion of this offering;

●	[_________] shares of our common stock issuable upon the exercise of outstanding warrants as of____, 2017, at a weighted average exercise price of $____ per shares;

●	[_________] shares of our common stock issuable upon outstanding options to purchase shares of common stock; and

●	excludes an additional [_________] shares of our common stock to be issued upon the exercise of outstanding warrants to be issued upon consummation of this offering at an exercise price equal to the initial offering price of the common stock.

41

DILUTION

If you invest in our common stock in this offering, your interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering.

Our historical net tangible book value as June 30, 2017 was $(473,000). Historical net tangible book value per share as of June 30, 2017 has not been provided due to the fact that at June 30, 2017 we were a limited liability company and did not have shares of Common Stock outstanding.

Our pro forma net tangible book value as of June 30, 2017 was $[_________], or $[_____] per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets (as adjusted to take into account the $10,000 in cash proceeds from the sale of 9,434 of our Class B Units in July 2017 and the issuance of such Class B Units as if the issuance and sale had occurred on June 30, 2017) less our total liabilities, divided by the pro forma number of shares of our common stock outstanding as of June 30, 2017, which includes [_________] shares after giving effect to the corporate conversion/reincorporation, the debt conversion (including the conversion of the Class B Units issued in July 2017), the issuance of an additional [       ] shares of common stock that we have agreed to issue to consultants and employees upon consummation of this offering and the issuance of [        ] shares of common stock having a value of $501,637 that we have agreed to issue to our Chairman of the Board, Chief Executive Officer and ____ upon consummation of this offering in accordance with the terms of our Performance Bonus Plan.

After giving effect to the sale of the shares in this offering at the assumed initial public offering price of $[____] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2017 would have been approximately $[_________], or $[____] per share. This represents an immediate increase in pro forma net tangible book value of approximately $[____] per share to our existing stockholders, and an immediate dilution of $[____] per share to investors purchasing shares of common stock in this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

Assumed initial public offering price per share
Pro forma net tangible book value per share as of June 30, 2017	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $[____] per share, representing an immediate dilution of $[____] per share to new investors, assuming that the initial public offering price will be $[____] per share, which is the midpoint of the range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $[____] per share would increase (decrease) the pro forma as adjusted net tangible book value by approximately $[____], the pro forma as adjusted net tangible book value per share by $[____] per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $[____] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

42

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2017, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed public offering price of $[____] per share, the midpoint of the estimated price range of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per
	Number	%	Amount	%	Share
Existing stockholders
New investors
Total

The number of shares of common stock that will be outstanding immediately after this offering is based on [_______] shares of common stock outstanding immediately prior to this offering after giving effect to the debt conversion and the corporate conversion/reincorporation, the issuance of an additional [       ] shares of common stock that we have agreed to issue to consultants and employees upon consummation of this offering the receipt of $10,000 in cash proceeds from the sale of 9,434 Class B Units in July 2017 and the issuance of such Class B Units and the issuance of [       ] shares of common stock having a value of $501,637 that we have agreed to issue to our Chairman of the Board, Chief Executive Officer and Chief Operating Officer/Chief Financial Officer upon consummation of this offering in accordance with the terms of our Performance Bonus Plan. The number excludes:

●	[____]2,000,000 shares of our common stock reserved for future issuance under our 2017 equity incentive plan we intend to adopt immediately prior to the closing of this offering;

●	[____] shares of our common stock issuable upon exercise of the warrants granted to Aegis Capital Corp. upon completion of this offering;

●	[_________] shares of our common stock issuable upon the exercise of outstanding warrants as of , 2017, at a weighted average exercise price of $____ per shares;

●	[_________] shares of our common stock issuable upon outstanding options to purchase shares of common stock; and

●	excludes an additional [_________] shares of our common stock to be issued upon the exercise of outstanding warrants to be issued upon consummation of this offering at an exercise price equal to the initial offering price of the common stock.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to [____], or [____]% of the total number of shares of common stock outstanding after this offering and the shares held by existing stockholders will be [____] but the percentage of shares held by existing stockholders will decrease to [____]% of the total shares outstanding.

To the extent that the underwriters’ over-allotment option is exercised or any warrants or options are exercised, there will be further dilution to new investors.

43

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of a therapeutic for the treatment of alcohol use disorder (“AUD”) using our lead investigational new drug product, AD04, a selective serotonin-3 antagonist (i.e., a “5-HT3 antagonist”). The active ingredient in AD04 is ondansetron, which is also the active ingredient in Zofran®, an approved drug for treating nausea and emesis. AUD is characterized by an urge to consume alcohol and an inability to control the levels of consumption. We intend to commence a Phase 3 clinical trial using AD04 for the potential treatment of AUD in subjects with certain target genotypes. We believe our approach is unique in that it targets the serotonin system and individualizes the treatment of AUD, through the use of genetic screening. We have created an investigational companion diagnostic biomarker test for the genetic screening of patients with certain biomarkers that, as reported in the American Journal of Psychiatry (Johnson, et. al. 2011 & 2013), we believe will benefit from treatment with AD04. Our strategy is to integrate the pre-treatment genetic screening into AD04’s label to create a patient-specific treatment in one integrated therapeutic offering. Our goal is to develop a genetically targeted, effective and safe product candidate to treat AUD that does not require abstinence as part of the treatment.

We have a worldwide, exclusive license from the University of Virginia Patent Foundation (d.b.a the Licensing & Venture Group) (“UVA LVG”), which is the licensing arm of the University of Virginia, to commercialize our investigational drug candidate, AD04, subject to Food and Drug Administration (“FDA”) approval of the product, based upon three (3) separate patents and patent application families, with patents filed and issued in over 40 jurisdictions, including three (3) issued patents in the U.S. Our investigational agent has been used in several investigator-sponsored trials and we possess or have rights to use toxicology, pharmacokinetic and other preclinical and clinical data that supports our Phase 3 clinical trial. Our therapeutic agent was the product candidate used in a University of Virginia investigator sponsored Phase 2b clinical trial of 283 patients. In this Phase 2b clinical trial, ultra-low dose ondansetron, the active pharmaceutical agent in AD04, showed a statistically significant difference between ondansetron and placebo for both the primary endpoint and secondary endpoint, which were reduction in severity of drinking measured in drinks per drinking day (1.71 drinks/drinking day; p=0.0042), and reduction in frequency of drinking measured in days of abstinence/no drinking (11.56%; p=0.0352), respectively. Additionally, and importantly, the Phase 2b results showed a significant decrease in the percentage of heavy drinking days (11.08%; p=0.0445) with a “heavy drinking day” defined as a day with four (4) or more alcoholic drinks for women or five (5) or more alcoholic drinks for men consumed in the same day.

As stated above, the active pharmaceutical agent in AD04, our lead investigational new drug product, is ondansetron (the active ingredient in Zofran®) which was granted FDA approval in 1991 for nausea and vomiting post-operatively and after chemotherapy or radiation treatment and is now commercially available in generic form. In studies of Zofran® conducted as part of its FDA review process, ondansetron was given acutely at dosages up to almost 100 times the dosage expected to be formulated in AD04 with the highest doses of Zofran® given intravenously (“i.v.”), which results in almost twice the exposure level as oral dosing. Even at high doses given i.v. the studies found that ondansetron is well-tolerated and results in few adverse side effects at the currently marketed doses, which reach more than 70 times the AD04 dose and are given i.v. The formulation/ dosage of ondansetron used in our drug candidate (and expected to be used by us in our Phase 3 clinical trials) has the potential advantage that it contains a much lower concentration of ondansetron than the generic formulation/dosage that has been used in prior clinical trials, is dosed orally, and is available with use of a companion diagnostic biomarker. Our development plan for AD04 is designed to demonstrate both the efficacy of AD04 in the genetically targeted population and the safety of ondansetron when administered chronically at the AD04 dosage. However, to the best of our knowledge, no comprehensive clinical study has been performed to date that has evaluated the safety profile of ondansetron for long-term use as anticipated at any dosage.

According to the National Institute of Alcohol Abuse and Alcoholism (the “NIAAA”) and the Journal of the American Medical Association (“JAMA”), in the United States alone, approximately 35 million people each year have AUD (such number is based upon the 2012 data provided in Grant et. al. JAMA 2015 and has been adjusted to reflect a compound annual growth rate of 1.13%, which is the growth rate reported by U.S. Census Bureau for the general adult population from 2012-2017), resulting in significant health, social and financial costs with excessive alcohol use being the fourth leading cause of preventable death and is responsible for 31% of driving fatalities in the United States (NIAAA Alcohol Facts & Statistics). It contributes to over 200 different diseases and 10% of children live with a person that has an alcohol problem. The Centers for Disease Control (the “CDC”) has reported that alcohol use disorders cost the U.S. economy about $250 billion annually, with heavy drinking accounting for greater than 75% of the social and health related costs. Despite this, according to the article in the JAMA 2015 publication, only 7.7% of these patients (i.e., approximately 2.6 million people) with AUD are estimated to have been treated in any way and only 3.6% by a physician (i.e., approximately 1.3 million people). In addition, according to the NIAAA, the problem in the United States appears to be growing with almost a 50% increase in prevalence between 2002 and 2013

We have devoted substantially all of our resources to development efforts relating to AD04, including preparation for conducting clinical trials, providing general and administrative support for these operations and protecting our intellectual property. We currently do not have any products approved for sale and we have not generated any significant revenue from product sales since our inception. From our inception through the date of this prospectus, we have funded our operations primarily through the private placement of Class A and Class B units, the convertible debt and the bridge note debt.

44

We have incurred net losses in each year since our inception, including net losses of approximately $0.4 million and $0.8 million for the years ended December 31, 2016 and 2015, respectively, and of $0.4 million and $0.2 million for the six months ended June 30, 2017 and 2016, respectively. We had an accumulated deficit of approximately $10.4 million as of June 30, 2017 and $10.0 million as of December 31, 2016. Substantially all our operating losses resulted from costs incurred in connection with our research and development programs, and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and to incur increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we:

●	complete the planned Phase 3 trials of our lead product candidate, AD04 for the treatment of AUD

●	hire internal staff to coordinate and manage the overall drug development process;

●	further develop the companion diagnostic genetic test;

●	maintain, expand and protect our intellectual property portfolio;

●	seek to obtain regulatory approvals for AD04;

●	continue our research and development efforts, including without limitation, potentially developing a once a day formulation of AD04;

●	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts; and

●	operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Although we believe the proceeds from this offering will be sufficient in order to enable us to complete our first Phase 3 clinical trial, we anticipate the need for at least a second Phase 3 clinical trial, and possibly a third, in order to receive FDA approval for commercialization of AD04 for the treatment of AUD. Accordingly, we anticipate that we will need to raise additional capital in addition to the net proceeds of this offering prior to the commercialization of our product candidates. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our product candidates.

45

Clinical Trials - Research and Development Schedule

We currently anticipate that we, working in collaboration with our vendors, upon execution of collaborative research and development agreements with them, will be able to execute the following timeline:

AD04 – Two-Stage Clinical Development Strategy – Conduct the Phase 3 clinical trials sequentially

*Even if the 1st Phase 3 trial is not accepted by the FDA due to the study not being well-powered for the FDA’s currently stated end point, we still expect that the EMA will require only one additional trial. In this case, however, a 3rd trial might be required by the FDA (i.e., three Phase 3 trials in total). If two additional trials are required for FDA approval after an initial Phase 3 trial conducted in the EMA, we would expect to run the 2nd and 3rd trials in parallel (i.e., at the same time) so as not to increase the expected time to approval. The 2nd additional trial (i.e., the 3rd Phase 3 trial) would be expected to require an additional $20 million in expenditures.

We expect to incur R&D expenses of approximately $[____] million over the next 12-18 months.

The actual amount of funds we will need to complete our initial Phase 3 clinical trial of AD04 for the treatment of AUD is estimated to be $[____], all of which is expected to be derived from the net proceeds of this offering and is subject to many factors, some of which are beyond our control. These factors include, but are not limited to, the following:

●	the progress and cost of our research and development activities;

●	the number and scope of our research and development programs;

●	the progress and cost of our preclinical and clinical development activities;

●	our ability to maintain current research and development licensing arrangements and to establish new research and development and licensing arrangements;

●	our ability to achieve our milestones under licensing arrangements;

●	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

●	the costs and timing of regulatory approvals.

46

Results of operations for the six months ended June 30, 2017 and 2016 (rounded to nearest thousand)

The following table sets forth the components of our statements of operations in dollars for the periods presented:

	For the Six Months Ended
	June 30,		Change
	2017	2016	(Decrease)

Research and development expenses	$102,000	77,000	25,000
General and administrative expenses	308,000	144,000	164,000
Total Operating Expenses	410,000	221,000	189,000

Loss From Operations	(410,000)	(221,000)	189,000

Interest expense	32,000	-	32,000
Total other income (expenses)	(32,000)	-	(32,000)

Net Loss	(442,000)	(221,000)	221,000

Research and development (“R&D”) expenses

R&D expenses increased by approximately $25,000 (32%) during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was primarily attributable to the offset of decreased costs in 2016 due to the completion of the AD04 accelerated stability testing program ($3,940) by the increased costs in 2017 due to the accrual of $20,000 minimum royalty expense related to a payment due under the UVA license at the end of 2017.

General and administrative expenses

General and administrative expenses increased by approximately $164,000 (114%) during the during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was attributable to added part-time headcount and contracting of consultants in the first half of 2017, largely in preparation for an initial public offering.

Other income (expenses)

Other expense increased by approximately $32,000 during the six months ended June 30, 2017. The increase was attributable to an increase in interest expense due to increased debt.

47

Results of operations for the three months ended June 30, 2017 and 2016 (rounded to nearest thousand)

The following table sets forth the components of our statements of operations in dollars for the periods presented:

	For the Three Months Ended
	June 30,		Change
	2017	2016	(Decrease)

Research and development expenses	$58,000	38,000	20,000
General and administrative expenses	183,000	58,000	125,000
Total Operating Expenses	241,000	96,000	145,000

Loss From Operations	(241,000)	(96,000)	145,000

Interest expense	(23,000)	—	23,000
Total other income (expenses)	(23,000)	—	23,000

Net Loss	(264,000)	(96,000)	168,000

Research and development (“R&D”) expenses

R&D expenses increased by approximately $20,000 (53%) during the three months ended June 30, 2017 as compared to the three months ended June 30, 2016. The increase was primarily attributable by added contract labor costs of about $6,000 and the accrual of $10,000 minimum royalty expense related to a payment due under the UVA license at the end of 2017.

48

General and administrative expenses

General and administrative expenses increased by approximately $125,000 (216%) during the three months ended June 30, 2017 as compared to the three months ended June 30, 2016. The increase was attributable to added part-time headcount and contracting of consultants in 2017, largely in preparation for an initial public offering.

Other income (expenses)

Other expense increased by approximately $23,000 during the three months ended June 30, 2017. The increase was attributable to an increase in interest expense due to increased debt.

Results of operations for the years ended December 31, 2016 and 2015 (rounded to nearest thousand)

The following table sets forth the components of our statements of operations in dollars for the periods presented:

	For the Years Ended
	December 31,		Change
	2016	2015	(Decrease)

Research and development expenses	$146,000	322,000	176,000
General and administrative expenses	265,000	497,000	232,000
Total Operating Expenses	411,000	819,000	408,000

Loss From Operations	(411,000)	(819,000)	(408,000)

Other Income (Expense)
Interest income	-	1,000	1,000
Change in fair value of derivative liability	-	-	-
Interest expense	(10,000)	-	10,000
Total other income (expenses)	(10,000)	1,000	11,000

Net Loss	(421,000)	(818,000)	(397,000)

Research and development (“R&D”) expenses

R&D expenses decreased by approximately $176,000 (55%) during the fiscal year ended December 31, 2016 as compared to the fiscal year ended December 31, 2015. The decrease was primarily attributable to the completion of manufacturing our clinical trial material for our planned initial Phase 3 trial, completion of the technical validation of our genetic testing laboratory, and completion of the clinical study report for the Phase 2b trial of AD04.

49

General and administrative expenses

General and administrative expenses decreased by approximately $232,000 (47%) during the fiscal year ended December 31, 2016 as compared to the fiscal year ended December 31, 2015. The decrease was attributable to a decrease in equity based compensation of approximately $97,000 due to the decrease in personnel and the expiration of the rights of repurchase on certain equity grants; a decrease in litigation expense of approximately $46,000 due to the settlement of the one litigation matter, and a decrease in other general and administrative expenses of $89,000 due to reduced operations.

Other income (expenses)

Other (income) expense decreased by approximately $11,000 during the fiscal year ended December 31, 2016. The increase was attributable to an increase in interest expense due to increased debt.

Liquidity and capital resources for the six months ended June 30, 2017 and 2016

Overview

Our principal liquidity needs have historically been working capital, R&D, patent costs and personnel costs. We expect these needs to continue as we develop and eventually commercialize our compound. Over the next several years, we expect to increase our R&D expenses as we undergo clinical trials to demonstrate the safety and efficacy of the product. To date, we have funded our operations primarily with equity financings.

As of June 30, 2017, we had approximately $137,000 in cash and cash equivalents and ($473,000) of negative working capital, compared to approximately $88,000 in cash and cash equivalents and $(114,000) of negative working capital as of December 31, 2016. As of December 31, 2016, we had outstanding convertible notes indebtedness of approximately $235,000 principal. Pursuant to the terms of the convertible notes, the principal and interest will be due in 2029, bear an interest rate of 15% per annum. The notes will automatically convert to equity in the event that we close a financing round of $2,000,000 or more, excluding the value of the conversion of these notes.

In May 2017, we issued an additional note in the principal amount of $287,500 and received proceeds of $250,000 from said loan. The note bears interest of 2% annually and matures on November 1, 2017. The note is to be mandatorily redeemed by us upon the closing of our next financing in excess of $250,000 at a redemption premium of 115% of the principal amount of the note.

Cash flows

	For the Six Months Ended
(rounded to nearest thousand)	June 30,
Provided by (Used In)	2017	2016
Operating activities	$(236,000)	$(126,000)
Investing activities	35,000	-
Financing activities	250,000	-
Net increase (decrease) in cash and cash equivalents	$49,000	$(126,000)

We used cash during the six months ended June 30, 2017 primarily to fund our general and administrative expenses and for research and development

Our current cash and cash equivalents at June 30, 2017 will not be sufficient to fund operations for at least the next twelve months. However, we believe that our existing cash and cash equivalents and the anticipated net proceeds from this offering will be sufficient in the aggregate to meet our anticipated cash requirements for at least the next twenty-four months. We may, however, require additional liquidity as we continue to execute our business strategy, including additional funds in order to commence a second Phase 3 trial of AD04 as planned after completion of the first Phase 3 trial funded through this financing. Our liquidity may be negatively impacted as a result of a research and development cost increases in addition to general economic and industry factors. We anticipate that, to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. In addition, we may raise additional funds to finance future cash needs through corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. The covenants under future credit facilities may limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

50

Liquidity and capital resources for the years ended December 31, 2016 and 2015

Overview

Our principal liquidity needs have historically been working capital, R&D and personnel costs. We expect these needs to continue as we develop and eventually commercialize our compound. Over the next several years, we expect to increase our R&D expenses as we undergo clinical trials to demonstrate the safety and efficacy of the product. To date, we have funded our operations primarily with equity financings.

As of December 31, 2016, we had approximately $88,000 in cash and cash equivalents and ($114,000) of negative working capital, compared to approximately $162,000 in cash and cash equivalents and $153,000 of positive working capital on December 31, 2015. As of December 31, 2016, we had outstanding convertible notes indebtedness of approximately $235,000. Pursuant to the terms of the convertible notes, the principal and interest will be due in 2029, bear an interest rate of 15% per annum. The notes will automatically convert to equity in the event that we close a financing round of $2,000,000 or more, excluding the value of the conversion of these notes.

In September and December, 2016, we issued convertible notes (the “notes”) with an outstanding principal amount of $235,000 to its members. The principal and interest is due in 2029, and the notes bear interest at a rate of 15% per annum. The principal and interest is due in 2029, and the notes bear interest at a rate of 15% per annum. The notes will automatically convert to such equity units in the event we issue and sell either common or preferred units of $2,000,000 or more, excluding the value of the conversion of these notes. The conversion price will be either one third the price offered during the financing round that triggers the conversion, or the price obtained by dividing $2,000,000 by our fully-diluted capitalization at the time of the financing round that triggers the conversion, whichever is lower.

Our current cash and cash equivalents at December 31, 2016 will not be sufficient to fund operations for at least the next twelve months. However, we believe that our existing cash and cash equivalents and the anticipated net proceeds from this offering will be sufficient in the aggregate to meet our anticipated cash requirements for at least the next twenty-four months. We may, however, require additional liquidity as we continue to execute our business strategy, including that we will require additional funds in order to commence the second Phase 3 trial of AD04 that is planned after completion of the first Phase 3 trial, which is the primary use of funds in this financing. Our liquidity may be negatively impacted as a result of a research and development cost increases in addition to general economic and industry factors. We anticipate that, to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. In addition, we may raise additional funds to finance future cash needs through corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. The covenants under future credit facilities may limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies.

Cash flows

	For the Year Ended
(rounded to nearest thousand)	December 31,
Provided by (Used In)	2016	2015
Operating activities	$(274,000)	$(465,000)
Investing activities	-	-
Financing activities	200,000	-
Net decrease in cash and cash equivalents	$(74,000)	$(465,000)

Net cash used in operating activities

Net cash provided by operating activities consists primarily of net loss adjusted for certain non-cash items (including amortization, change in fair value of derivative liability, profits interest compensation and amortization of debt discount), and the effect of changes in working capital and other activities. The decrease in cash used in operating activities is primarily due to the decrease in net loss in 2016.

51

Net cash provided by financing activities

Net cash provided by financing activities primarily consists of capital raising activities through debt financing. Net cash provided by financing activities increased $200,000 during the year ended December 31, 2016, the increase in cash provided by financing activities was attributable to the increase in proceeds from the convertible notes.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

Statement of Cash Flows - In 2016 the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” and ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. ASU 2016-15 addresses the presentation and classification of certain cash receipts and payments in the statement of cash flows. ASU 2016-18 is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the cash flows statement. The statement requires that restricted cash and restricted cash equivalents to be included as components of total cash and cash equivalents as presented on the statement of cash flows. These pronouncements go into effect for periods beginning after December 15, 2017. We do not believe the adoption of these pronouncements will have a material effect on the Company’s financial statements.

Leases – In February 2016, the FASB issued ASU 2016-02 which amends existing lease accounting guidance, and requires recognition of most lease arrangements on the balance sheet. The adoption of this standard will result in the Company recognizing a right-of-use asset representing its rights to use the underlying asset for the lease term with an offsetting lease liability. ASU 2016-02 will be effective for fiscal years beginning after December 15, 2018. We are currently evaluating the potential impact of the adoption of this accounting pronouncement to its financial statements.

Going Concern — In August 2014, FASB issued guidance that requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The updated accounting guidance was effective for us on December 31, 2016, and early adoption was permitted. We have implemented this guidance on December 31, 2016.

Stock Compensation - In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which will simplify the income tax consequences, accounting for forfeitures and classification on the Statement of Consolidated Cash Flows. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. This new pronouncement is not expected to have a material effect on our financial position, results of operations or cash flows.

Internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Prior to this offering, we were a private company and we are currently in the process of reviewing, documenting and testing our internal control over financial reporting. During our internal reviews, we have identified material weaknesses in our internal control over financial reporting. See “Risk Factors— We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.” If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

52

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our second Annual Report on Form 10-K. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company.”

Critical accounting policies and estimates

The preparation of the financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of sales and expenses during the reporting periods. Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our judgments, including those related to prepaid and other current assets, recoverability of long-lived assets and the fair value of our membership units. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our financial statements as they occur. While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. The critical accounting policies addressed below reflect our most significant judgments and estimates used in the preparation of our financial statements.

Significant items subject to such estimates and assumptions include the valuation of outstanding profits interest units, derivative liabilities, intangible assets useful life, contingent liabilities and income taxes. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Fair Value of Financial Instruments and Fair Value Measurements

Our financial instruments consist primarily of cash, receivables, accounts payable and accrued liabilities, debt instruments and derivative liabilities.

FASB Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by us. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables, current liabilities and convertible notes payable each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The three levels of valuation hierarchy are defined as follows:

●	Level 1: Observable inputs such as quoted prices in active markets;

●	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. As of December 31, 2016, the significant inputs to our derivative liabilities recorded at fair value were considered level 3 inputs.

Profits Interest Units

The Operating Agreement also creates and authorizes the issuance of Profits Interest Units (“PIU’s”). PIU’s are identical to Class A units except that the amount of cash distributions to be received by the holder of a PIU will be reduced by Distribution Reduction. PIU’s awarded as incentives to personnel are usually subject our right of repurchase, at the nominal amount, in the event the awardee’s employment with us is terminated. The right of repurchase usually expires over time on a straight-line, monthly basis with the length of expiration of the right of repurchase being 6-48 months depending on the circumstances.

We estimate the fair value of PIU’s granted using the Black Scholes Merton model. We estimate when and if performance-based awards will be earned. If an award is not considered probable of being earned, no amount of equity-based compensation expense is recognized. If the award is deemed probable of being earned, related equity-based compensation expense is recorded. The fair value of an award ultimately expected to vest is recognized as an expense, net of forfeitures, over the requisite service periods in our statements of operations, which is generally the vesting period of the award.

53

The Black Scholes Merton model requires the input of certain subjective assumptions and the application of judgment in determining the fair value of the awards. The most significant assumptions and judgments include the expected volatility, risk-free interest rate, the expected dividend yield, and the expected term of the awards. In addition, the recognition of equity-based compensation expense is impacted by our estimated forfeiture rates, which is based on an analysis of historical forfeitures. We will continue to evaluate our forfeiture rate, considering our actual forfeiture experience, analysis of employee turnover and other factors.

The assumptions used in our option pricing model represent management’s best estimates. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future. The key assumptions included in the model are as follows:

●	Expected volatility—We determine the expected price volatility based on the historical volatilities of our peer group as we do not have a sufficient trading history for our units. Industry peers consist of several public companies in the bio-tech industry similar to us in size, stage of life cycle and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

●	Risk-free interest rate—The risk free rate was determined based on yields of U.S. Treasury Bonds of comparable terms. The volatility is based on analyzing the stock price and implied volatility of guideline companies

●	Expected dividend yield—We have not previously issued dividends and do not anticipate paying dividends in the foreseeable future. Therefore, we used a dividend rate of zero based on our expectation of additional dividends.

●	Expected term—The expected term of the awards is based on an estimated service period of 1.62 years for 2016 and between 2.42 years and 2.58 years for 2015.

The weighted average assumptions used in the Black Scholes Merton model related to profits interest units, for the years ended December 31, 2016 and 2015, are as follows:

	2016	2015
Fair Value of Class A unit	$0.81 to $0.92	$0.63 to $0.76
Risk-free rate	0.57%	0.51% to 0.70%
Volatility	80% to 92%	92 to 98%
Dividend yield	0%	0%
Expected term (years)	1.62 years	2.42 to 2.58 years

The Fair Value of the underlying Class A units were valued based on our security offerings, increased for our annual weighted average cost of capital for PIU’s issued in subsequent years from the security offerings. The underlying Class A units were valued using an Option Pricing Model (OPM) using an iterative approach at various total equity values, such that the value of the equity instruments issued was equal to the consideration paid (given the equity structure at the time).

Prior to our initial public offering, in the absence of a public trading market, our board of directors determined a reasonable estimate of the then-current fair value of our equity awards for purposes of granting equity-based compensation based on input from management. We determined the fair value of our PIU utilizing methodologies, approaches and assumptions from a third party valuation firm. In addition, we exercised judgment in evaluating and assessing the foregoing based on several factors including:

●	the nature and history of our business;

●	our historical operating and financial results;

●	the market value of companies that are engaged in a similar business to ours;

●	the lack of marketability of our common stock;

●	the price at which shares of our equity instruments have been sold;

●	the overall inherent risks associated with our business at the time stock option grants or warrants were approved; and

●	the overall equity market conditions and general economic trends.

We will continue to accumulate additional data and use judgment in evaluating each assumption on a prospective basis. As of June 30, 2017 and December 31, 2016, we had $8,689 and $69,506, respectively, of unrecognized equity-based compensation expense, net of estimated forfeitures, related to profits interest units that is expected to be recognized in 2017.

54

Embedded Derivative Liability – Convertible Notes

We have convertible notes outstanding at June 30, 2017 and December 31, 2016 with default payment provisions (default provision that requires payment of three times the outstanding principal amount plus accrued interest). We determined that the default provision is an embedded component that qualifies as a derivative which should be bifurcated from the Convertible Notes and separately accounted for in accordance with FASB ASC 815, “Derivatives and Hedging”. ASC 815 – 15 – 25 – 42 establishes criteria to determine whether puts are closely and clearly related to a debt host should the debt contain a substantial premium or default provision (one that is greater than 10% of the principal resulting from puts that require payoff for more than 110% of principal amount outstanding). The embedded derivative is recorded at fair value on the date of issuance and marked-to-market at each balance sheet date with the change in the fair value recorded as income or expense in the statement of operations.

We used the Monte-Carlo valuation model to determine the fair value of the derivatives liability, using the following key assumptions for the year ended December 31, 2016. The change in the fair value of the derivative liability at June 30, 2017 was not material.

Underlying asset	Class A Unit
Class A Expected term (years)	5 years
Class A Volatility	90-92%
Risk free rate	1.67-2.45%
Event of default trigger	Starts at 0%, then rises 0.5% per year to a maximum of 5%
Probability of Company Sale	45% by 12/31/17 25% by 12/31/18 25% by 12/31/19

Impairment of Long-Lived Assets

Our long-lived assets (consisting of the trademarks) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Through June 30, 2017, we had not experienced impairment losses on its long-lived assets.

Commitments and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. The Company’s legal costs associated with contingent liabilities are recorded to expense as incurred.

Income taxes

We are currently a partnership for U.S. federal income tax purposes. As a partnership, taxable income or loss is includable in the income tax returns of its members. After consummation of this offering, we will become subject to U.S. federal, state and local income taxes and will be taxed at the prevailing corporate tax rates. We recognize the effect of income tax positions only if these positions are more likely than not to be sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The pro forma financial statements included in this prospectus do not include a provision for federal income taxes since each of our pro forma statements of operations have a pro forma net loss. In the future, if redemption or exchange of ADial Pharmaceuticals L.L.C Units for shares of our common stock or cash occurs and if we determine that such tax benefits are likely to be realized by us, we will record a deferred tax asset based on the step-up in basis resulting from the exchange and the then effective income tax rate.

55

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management’s discussion and analysis of financial condition and results of operations and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to take advantage of such extended transition period, and as a result, we may not comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards.

We will continue to qualify as an emerging growth company until the earliest of:

●	The last day of our fiscal year following the fifth anniversary of the date of our IPO;

●	The last day of our fiscal year in which have annual gross revenues of $1.0 billion or more;

●	The date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt;

●	The date on which we are deemed to be a “large accelerated filer”, which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

56

 BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the development of a therapeutic for the treatment of alcohol use disorder (“AUD”) using our lead investigational new drug product, AD04, a selective serotonin-3 antagonist (i.e., a “5-HT3 antagonist”). The active ingredient in AD04 is ondansetron, which is also the active ingredient in Zofran®, an approved drug for treating nausea and emesis. AUD is characterized by an urge to consume alcohol and an inability to control the levels of consumption. We intend to commence a Phase 3 clinical trial using AD04 for the potential treatment of AUD in subjects with certain target genotypes. We believe our approach is unique in that it targets the serotonin system and individualizes the treatment of AUD, through the use of genetic screening. We have created an investigational companion diagnostic biomarker test for the genetic screening of patients with certain biomarkers that, as reported in the American Journal of Psychiatry (Johnson, et. al. 2011 & 2013), we believe will benefit from treatment with AD04. Our strategy is to integrate the pre-treatment genetic screening into AD04’s label to create a patient-specific treatment in one integrated therapeutic offering. Our goal is to develop a genetically targeted, effective and safe product candidate to treat AUD that does not require abstinence as part of the treatment.

We have a worldwide, exclusive license from the University of Virginia Patent Foundation (d.b.a the Licensing & Venture Group) (“UVA LVG”), which is the licensing arm of the University of Virginia, to commercialize our investigational drug candidate, AD04, subject to Food and Drug Administration (“FDA”) approval of the product, based upon three (3) separate patents and patent application families, with patents filed and issued in over 40 jurisdictions, including three (3) issued patents in the U.S. Our investigational agent has been used in several investigator-sponsored trials and we possess or have rights to use toxicology, pharmacokinetic and other preclinical and clinical data that supports our Phase 3 clinical trial. Our therapeutic agent was the product candidate used in a University of Virginia investigator sponsored Phase 2b clinical trial of 283 patients. In this Phase 2b clinical trial, ultra-low dose ondansetron, the active pharmaceutical agent in AD04, showed a statistically significant difference between ondansetron and placebo for both the primary endpoint and secondary endpoint, which were reduction in severity of drinking measured in drinks per drinking day (1.71 drinks/drinking day; p=0.0042), and reduction in frequency of drinking measured in days of abstinence/no drinking (11.56%; p=0.0352), respectively. Additionally, and importantly, the Phase 2b results showed a significant decrease in the percentage of heavy drinking days (11.08%; p=0.0445) with a “heavy drinking day” defined as a day with four (4) or more alcoholic drinks for women or five (5) or more alcoholic drinks for men consumed in the same day.

As stated above, the active pharmaceutical agent in AD04, our lead investigational new drug product, is ondansetron (the active ingredient in Zofran®) which was granted FDA approval in 1991 for nausea and vomiting post-operatively and after chemotherapy or radiation treatment and is now commercially available in generic form. In studies of Zofran® conducted as part of its FDA review process, ondansetron was given acutely at dosages up to almost 100 times the dosage expected to be formulated in AD04 with the highest doses of Zofran® given i.v., which results in almost twice the exposure level as oral dosing. Even at high doses given i.v. the studies found that ondansetron is well-tolerated and results in few adverse side effects at the currently marketed doses, which reach more than 70 times the AD04 dose and are given i.v. The formulation/ dosage of ondansetron used in our drug candidate (and expected to be used by us in our Phase 3 clinical trials) has the potential advantage that it contains a much lower concentration of ondansetron than the generic formulation/dosage that has been used in prior clinical trials, is dosed orally, and is available with use of a companion diagnostic biomarker. Our development plan for AD04 is designed to demonstrate both the efficacy of AD04 in the genetically targeted population and the safety of ondansetron when administered chronically at the AD04 dosage. However, to the best of our knowledge, no comprehensive clinical study has been performed to date that has evaluated the safety profile of ondansetron for long-term use as anticipated at any dosage.

According to the National Institute of Alcohol Abuse and Alcoholism (the “NIAAA”) and the Journal of the American Medical Association (“JAMA”), in the United States alone, approximately 35 million people each year have AUD (such number is based upon the 2012 data provided in Grant et. al. the JAMA 2015 and has been adjusted to reflect a compound annual growth rate of 1.13%, which is the growth rate reported by U.S. Census Bureau for the general adult population from 2012-2017), resulting in significant health, social and financial costs with excessive alcohol use being the fourth leading cause of preventable death and is responsible for 31% of driving fatalities in the United States (NIAAA Alcohol Facts & Statistics). It contributes to over 200 different diseases and 10% of children live with a person that has an alcohol problem. The Centers for Disease Control (the “CDC”) has reported that alcohol use disorders cost the U.S. economy about $250 billion annually, with heavy drinking accounting for greater than 75% of the social and health related costs. Despite this, according to the article in the JAMA 2015 publication, only 7.7% of these patients (i.e., approximately 2.6 million people) with AUD are estimated to have been treated in any way and only 3.6% by a physician (i.e., approximately 1.3 million people). In addition, according to the NIAAA, the problem in the United States appears to be growing with almost a 50% increase in prevalence between 2002 and 2013.

Alcohol use disorder is characterized by an urge to consume alcohol and an inability to control the levels of consumption. Until the publication of the fifth revision of the Diagnostic and Statistical Manual of Mental Disorders in 2013 (the “DSM-5”), AUD was broken into “alcohol dependence” and “alcohol abuse”. More broadly, overdrinking due to the inability to moderate drinking is called alcohol addiction and is often called “alcoholism”, sometimes pejoratively.

Since ondansetron is already manufactured for generic sale, the active ingredient for AD04 is readily available from several manufacturers, and we have contracted with a U.S. manufacturer to acquire ondansetron at a cost expected to be under $0.01 per dose. Clinical trial material (“CTM”) has already been manufactured for the initial Phase 3 trial. The CTM has demonstrated good stability after three years with the stability studies still ongoing to potentially demonstrate longer stability and shelf life. We have entered into a Secrecy and Supply Agreement on December 1, 2011 with Cambrex Charles City, Inc. (“Cambex”) for the supply of the active ingredient for AD04. The agreement has an initial term of eight (8) years and may be terminated by either party upon a material breach that is not cured within sixty (60) days of receipt of written notice or certain bankruptcy events. Cambrex has the right to terminate the agreement if we do not cure a payment failure within thirty (30) days of notice thereof and we have the right to terminate the agreement if a regulatory authority prohibits or restricts manufacture and sale of the active ingredient in a way that would have an adverse effect on the sale price or volume of the product. Pursuant to the terms of the agreement with Cambrex, Cambrex cannot decline a purchase order of 50kg of product or less and we are required to purchase 66.67% of our requirements of the active ingredient sold in the United States and the European Union from Cambrex for a period of five (5) years from submission of our NDA.

We have also developed the manufacturing process at a third-party vendor to produce tablets at what we expect will serve for commercial scale production, also at a cost of less than $0.01 per dose. A proprietary packaging process has been developed, which appears to extend the stability of the drug product. Packaging costs are expected to be less than $0.05 per dose. We do not have a written commitment for supply with either the tablets or the packaging and believe that alternative suppliers are available to whom we can transfer the processes that have been developed.

57

Methods for the companion diagnostic genetic test have been developed as a blood test, and we established the test with a U.S. third-party vendor capable of supporting a Phase 3 clinical trial. Additionally, we have built validation and possible approval of the companion diagnostic into the Phase 3 program, including that we plan to store blood samples for all patients in the event additional genetic testing is required by regulatory authorities. Methods are intended to be transferred to third-party vendors in Europe for conduct of the planned initial Phase 3 trial.

Disease Targets and Markets

Limitations of Current AUD Therapies

Today the most common treatments for AUD are directed at achieving abstinence and typical treatments include psychological and social interventions. Most therapies actually require abstinence prior to initiating therapy. Abstinence requires dramatic lifestyle changes often with serious work and social consequences. Frequently, patients cannot attend family and social events in order to ensure compliance with abstinence, and patients often must suffer from the stigma of having been labelled an alcoholic. Significant side effects of current pharmacologic therapies include mental side effects such as psychiatric disorders and depressive symptoms and physical side effect such as nausea, dizziness, vomiting, abdominal pain, arthritis and joint fitness. In fact, according to peer reviewed studies referenced in The Sober Truth: Debunking the Bad Science Behind 12-Step Programs and the Rehab Industry, L. Dodes and Z. Dodes, 2014 by Dr. Lance Dodes, the former Director of the substance abuse treatment unit of Harvard’s McLean Hospital, 90% or more of patients that use current therapy solutions, such as Alcoholics Anonymous, do not achieve long-term abstinence.

There are four drugs approved by the FDA and marketed in the United States for the treatment of alcohol addiction, Antabuse® (disulfram) Vivitrol® (naltrexone), Revia® (naltrexone) and Campral® (acomprosate) and one drug, Selincro® (nalmefene) is marketed outside of the United States. All of the approved drugs, other than Selincro®, require abstinence prior to commencing treatment with the drug, and all five drugs are known to have significant side effects.

Antabuse® was approved for the treatment of alcohol dependence more than 50 years ago, making it the oldest such drug on the market. It works by interfering with the body's ability to process alcohol. Its method of action and purpose is to cause patients that drink alcohol while taking Antabuse® to experience numerous and extremely unpleasant adverse effects, including, among others, flushing, nausea, and palpitations, with the goal that patients will continue the medication but refrain from drinking in order to avoid these effects.

Naltrexone, which can be taken as a once-daily pill (Revia®) or in an approved once-monthly injectable form (Vivitrol®) that requires a doctor to administer is often associated with gastrointestinal complaints and has been reported to cause liver damage when given at certain high doses. As a result, it carries an FDA boxed warning, a special emphasized warning, for this side effect.

Campral®, taken by mouth three times daily, acts on chemical messenger systems in the brain.

Selincro® has not been approved for sale in the United States.

Our Proposed Solution

Our goal is to develop an effective and safe product to treat AUD that does not require abstinence as part of the treatment and does not have the negative side effects of the current drugs on the market. Our product candidate is designed for patients who desire to control their drinking but cannot or do not want to completely abstain from drinking. By removing the difficulties associated with abstinence and the side effects associated with the other current products on the market, we believe that we may be able to remove barriers to patient adoption that inhibit adoption of current therapies and can attract a greater portion of the many millions of patients with AUD that remain untreated. Unlike other therapies, our investigational product, AD04, uses a novel mode of action that involves genetic screening with a companion diagnostic genetic test prior to treatment and is designed to reduce cravings for alcohol to effectively curb alcohol intake, without the requirement of abstinence prior to or during treatment. Our product candidate is intended to be easy to use since it is administered orally, currently on a twice daily basis and with a once-a-day tablet planned as part of the product’s life cycle management. To date, clinical testing of AD04 has shown it to have a positive safety and tolerability profile with side effects similar to placebo.

The companion diagnostic genetic test to be used to identify patients that are most likely to benefit from treatment with AD04 may potentially enhance the likelihood of a successful outcome for those undergoing treatment. Additionally, it may provide doctors with the opportunity to have a non-threatening conversation about alcohol with their patients and may provide the patient an acceptable path to help them determine if they might be a candidate for help with their alcohol use. If the test results are positive, they would have a science based rationale for their treatment, which reduces some of the stigma patients might otherwise endure, and allows them to be treated in the confidence of their doctor, potentially with a simple, oral tablet.

Strengths and Competitive Advantages

Large Market Opportunity for an Effective Solution

In the United States alone, approximately 35 million people each year have AUD. Based on data from the Phase 2b trial of AD04 and our analysis of publicly available genetic databases, we preliminarily estimate that about one in three patients with AUD in the U.S. will have the genetic markers to indicate possible treatment with AD04. At this time, there is no oral pharmaceutical treatment approved in the U.S. that addresses the needs of patients who desire to control their drinking but cannot or do not want to abstain from drinking. The current abstinence-based treatments have limitations. The limited side effects expected for our investigational new drug, based on clinical data so far, are also believed to be an important factor in the expected rapid uptake of AD04 in the market. Our approach, if approved by FDA, may allow for social drinking to continue and is aimed at reducing the dangerous, heavy drinking. This would allow patients to live the life they want without the stigma associated with complete abstention and currently endured by those seeking help for their excessive drinking. Assuming that one-third of AUD patients are genotype positive for treatment with AD04 and a $235 price for a one month supply of the drug (assumed pricing based on an average of prices published by Blue Cross Blue Shield in June 2017 for tier-3 oral, on-patent, chronic maintenance drugs, discounted by 16.6% , to reflect the average difference between retail and wholesale pricing for branded drugs as reported by drugs.com), the total potential market for AD04 would be approximately $36 billion in the United States alone.

58

Beyond the United States, alcohol consumption worldwide is a serious health issue. The 2014 Global Status Report on Alcohol and Health published by the World Health Organization (the “WHO”) states that 5.9% of all deaths (about 3.3 million per year) and 5.1% of disease worldwide are attributable to alcohol consumption. Europe consumes over 25% of the total alcohol consumed worldwide despite only having 14.7% of the world’s population. The WHO estimates that about 55 million people in Europe have AUD and, within Europe, Eastern Europe has a particularly acute problem with Russia estimated to have about 21 million people with AUD. The WHO further estimates that 17.4% of adult Russians and 31% of adult Russian males have AUD, and Organization for Economic Cooperation and Development data indicates that 30% of all deaths in Russia are alcohol related as reported by Quartz Media.

Prior Work of Universities Creates Cost Efficiencies

We have a worldwide, exclusive licensee to intellectual property developed at the University of Virginia by a member of our board of directors, Dr. Bankole A. Johnson, who was Chairman of the Department of Psychiatry & Neurobehavioral Sciences at the University of Virginia (and prior to that the Chief of the Division of Alcohol and Drug Addiction at the University of Texas) and is now Chair, Department of Psychiatry and Director of the Brain Science Research Consortium Unit at the University of Maryland. Dr. Johnson has spent almost three decades researching the underlying subject matter. Significant portions of the supporting research were also funded under grants from the National Institute of Health to the University of Virginia and the University of Texas.

By leveraging the prior work of universities and their researchers, including their pre-clinical studies and accumulated data, we believe we have developed a significant drug development opportunity. Because of the licensing approach taken to secure intellectual property, including, without limitation, patents and rights to clinical trial data, and our collaborations with the University of Virginia, we have not had to incur the significant costs that would normally be required to develop therapeutic treatments to the point of being ready to commence a Phase 3 clinical trial, which often amount to tens of millions of dollars or more. In fact, based upon current information, and depending on what the regulatory authorities may require to secure marketing authorization, we estimate that we will only require approximately $30 million of additional capital to complete our second Phase 3 program (which includes any necessary Phase 1 clinical trials) as currently contemplated in order to achieve regulatory approval for the use of AD04 to treat AUD in the United States and Europe.

Known, Well-Tested Agent Has Shown Favorable Results in Non-AUD Uses

Ondansetron, the principal active pharmaceutical agent in AD04 has been approved by the FDA to treat nausea and vomiting but is administered at much higher doses than we intend to use and has shown limited side effects even at the higher dosages currently on the market. However, it has not been approved in our anticipated dosage or for our anticipated uses. Consequently, we expect to submit a new drug application, pursuant to section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, for U.S. marketing authorization. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act allows the FDA to rely, for approval of an NDA, on data not developed by the applicant. Such an NDA contains full reports of investigations of safety and effectiveness, but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Such applications permit approval of applications other than those for duplicate products and permits reliance for such approvals on literature or an FDA finding of safety and/or effectiveness for an approved drug product. A Phase 2b University of Virginia investigator sponsored clinical trial of AD04 for the treatment of AUD showed promising results and no overt safety concerns (there were no statistically significant serious adverse events reported). Not only did the trial show no statistically significant, serious adverse side effects, but both of the pre-specified endpoints, reduction in severity of drinking measured in drinks per day of drinking day and reduction in frequency of drinking measured in days of abstinence, were met with statistical significance as shown in the graph below:

Phase 2b Clinical Trial Results– Analysis of Primary and Secondary Efficacy Endpoints for Target Genotypes

A 12-week, randomized, two-center, parallel-group, double-blind, placebo-controlled, two-arm (four cell) clinical trial of oral ondansetron (n=283) conducted by University of Virginia

59

Planned Phase 3 Clinical Program

The FDA has indicated that we can proceed with a single-arm, two-cell Phase 3 clinical trial design for the testing of AD04 as a treatment for AUD in patients that are genotype positive when tested against the AD04 genetic panel using our companion diagnostic test (i.e., a negative genetic test result will be an exclusion criterion). The initial Phase 3 trial is planned to be conducted in 294 patients in Scandinavia and Central and Eastern Europe where the prevalence of genotype positive people appears to be higher than in the U.S. and Western Europe. The primary analysis is expected to use the primary endpoints previously accepted by the European Medicines Authority (“EMA”) with the reduction from baseline of heavy drinking and reduction from baseline in total alcohol consumed being the co-primary endpoints, and an alternative analysis is expected to be conducted for filing in the United States using the FDA specified endpoint of reduction in percentage of patients with no heavy drinking during the efficacy observation period as compared to placebo (FDA Feb. 2015 Draft Guidance Alcoholism: Developing Drugs for Treatment Guidance for Industry) and which the FDA has indicated will be acceptable. Under this guidance, the FDA appears to now define a heavy drinking as more than 3 drinks in a day for a woman and more than 4 drinks in a day for a man. We intend to seek clarification from the FDA on the definition of a heavy drinking day prior to our submission to them and do not believe a minor change to the definition of a heavy drinking day will be material to our plans. To conduct this initial trial, we plan to file a Clinical Trial Authorization (“CTA”) with the EMA and not file with the FDA since the trial is intended to be run exclusively in Europe. We have placed our investigational new drug (“IND”) application with the FDA on inactive status, which is a voluntary decision that reflects our strategic decision not to pursue clinical trials in the United States at this time. If we should choose to conduct clinical trials in the future in the United States we will be required to reactivate our IND in the United States prior to commencing any such clinical trials.

Our Substantial Proprietary Estate and Protection from Competition

We currently hold a worldwide, exclusive license to three (3) patent families that provide us with the ability to exclude potential competitors from practicing the claimed inventions, such as the use of ondansetron to treat any of the four (4) specified genotypes for AUD. Our patent estate is expected to provide us patent protection through 2032 plus possible extensions. Ondansetron, the active ingredient in AD04, has never been approved in a low dosage near the AD04 dose of 0.33mg per tablet, and we believe our patents will protect AD04 from any competitor that attempts to bring to market an ondansetron dose at or near the AD04 dose for treatment of patients having one or more of the four target genotypes.

We believe use of the currently marketed doses “off-label” will not be significant due to (i) the lack of demonstrated efficacy at currently marketed doses, (ii) potential safety concerns if the currently marketed doses are used chronically as is expected to be necessary for treating AUD, and (iii) cutting the smallest currently marketed dose into the 12 pieces that would be necessary to achieve the AD04 dose is deemed by us to be impractical and likely to result in inaccurate dosing.

Companion Genetic Bio-Marker Aimed at Identifying Patients Most Likely to Respond To Treatment, Potentially Results in Increased Use of AD04

We believe our drug is unique in that it is designed to treat individuals with certain genotypes. We are pursuing a strategy that aims to integrate pre-treatment screening with the companion diagnostic genetic test into the drug label, essentially combining the test and treatment into one integrated therapeutic offering that has combined intellectual property protections. This companion diagnostic testing approach may be a useful genetic screening tool to predict those most likely to respond to the drug and to have minimal side effects. Based on the clinical experience to date and publicly available databases, we believe the genetic prevalence of genotype positive people is about 33% of the population in the United States and that the prevalence in certain areas of Eastern Europe and in Scandinavia may be greater than 50%. The FDA has agreed that the Phase 3 trials of AD04 can proceed only enrolling patients that are genotype positive, which greatly reduces, the cost, time and risk relative to a trial that also enrolled patients that are genotype negative for treatment with AD04. Our plan to conduct our first Phase 3 trial in geographic areas with expected higher prevalence of genotype positive patients should further reduce the cost, time and risk to achieve Phase 3 results. The FDA has indicated that any approval based on a trial only in genotype positive patients would result in labeling restricted to treating those patients.

We believe that the companion diagnostic genetic test enables physicians to more easily have an initial conversation with their patients about alcohol use and, for the patient, provides a less threatening and obtrusive first step toward treatment because the conversation will include the topic of genetic testing and not be solely about behavior. Patients that then test positive against the AD04 genetic panel would be expected to be more likely to then receive a prescription for AD04 (based on an external quantitative market study of 156 primary care physicians and psychiatrists that was conducted by Ipsos-Insight LLC, who we commissioned, and that concluded a majority of genetically targeted patients currently receiving pharmacologic treatment would be switched to a drug with the characteristics expected for AD04 ).

Experienced Leadership

Our management, advisors and board of directors have extensive experience in pharmaceutical development, the clinical trial and regulatory approval processes, drug commercialization, financing capital-intensive projects, and developing new markets for pharmaceutical agents. Members of our team have previously worked in senior management and senior officer positions, or led significant research initiatives at Clinical Data, Inc., Adenosine Therapeutics, and the University of Virginia in a broad range of therapeutic areas. Our management and board members have particular expertise in the science and development of addictions related drugs.

60

Our Strategy

We develop pharmaceutical treatments for addictions and addictive disorders. The focus of our business strategy is to advance AD04, our lead investigational drug candidate, toward regulatory approval for alcohol addiction in the United States, the European Union, and then eventually other territories. We subsequently plan to develop label expansions into other indications (e.g., drug addiction, obesity, smoking cessation, eating disorders and anxiety).

Our goals in executing this strategy are to keep capital requirements to a minimum, expedite product development, gain access to clinical research and manufacturing expertise that will advance product development, approval and eventual market uptake of our product, and rely on a well-defined and carefully executed intellectual property strategy in order to position AD04 with long-term, defensible, competitive advantages.

Our near-term strategy includes:

●	Obtaining regulatory approval for our products in the United States and Europe. We intend to commence Phase 3 clinical trials for the treatment of AUD. The first Phase 3 trial is planned for conduct in Scandinavia and Central and Eastern Europe, where the genetic prevalence of the target genotypes appear to be higher. If our initial Phase 3 clinical trial is successful we expect to conduct a second, and possibly a third, Phase 3 clinical trial in the same areas but with additional clinical sites in the United States and Western Europe.

●

Prosecuting and expanding our intellectual property and product portfolio.  We have acquired rights to a promising drug candidate and made a significant investment in the development of our patent portfolio to protect our technologies and programs, and we intend to continue to do so. We have obtained exclusive rights to three different patent families directed to therapeutic methods related to our AD04 platform. These families include 3 issued U.S. patents with foreign equivalents issued in 37 national jurisdictions, including most of Europe and Eurasia, plus divisional and continuation applications to expand the coverage. We intend that product portfolio expansions will be focused on promising addiction therapies and late-stage clinical assets.

●	Evaluating the additional use of our product candidate in other indications. In addition to alcohol addiction, we plan to investigate using AD04 as a potential treatment for opioid addiction, gambling addiction, smoking cessation, obesity, and other addiction related disorders in which 5-HT3 antagonism may have a treatment effect. We believe we will be able to undertake this effort with minimal additional cash cost to our company through the use of academic partnerships, grants, human laboratory studies and/or non-clinical studies. We believe that, due to its hypothesized mechanism of action (i.e., the modulation of the serotonin system in patients that are genetically targeted based on the apparent sensitivity to such modulation, where the modulation appears to reduce cravings), AD04 has the potential to be used for the treatment of such other addictive disorders. To date, we have not discussed these potential uses with the FDA or any other regulatory bodies.

●	Maximizing commercial opportunity for our technology. Our product candidates target large markets with significant unmet medical need. We intend to develop an extended release, once-a-day formulation of AD04 to enhance compliance and market appeal.

●	Managing our business with efficiency and discipline. We believe we have efficiently utilized our capital and human resources to develop and acquire our product candidates and programs, and create a broad intellectual property portfolio. We operate cross-functionally and are led by an experienced management team with backgrounds in developing product candidates. We use project management techniques to assist us in making disciplined strategic program decisions and to attempt to limit the risk profile of our product pipeline.

61

The clinical development plan for AD04 can be described as a two-stage development strategy in which we expend limited resources to achieve the significant value inflection point of Phase 3 data in our primary indication of AUD. With a successful trial and the risk reduction associated with that success, we would then be ready to conduct the final trials to seek approval in the U.S. and Europe as shown below:

AD04 – Two-Stage Clinical Development Strategy – Conduct the Phase 3 clinical trials sequentially

*Even if the 1st Phase 3 trial is not accepted by the FDA due to the study not being well-powered for the FDA’s currently stated end point, we still expect that the EMA will require only one additional trial. In this case, however, a 3rd trial might be required by the FDA (i.e., three Phase 3 trials in total). If two additional trials are required for FDA approval after an initial Phase 3 trial conducted in the EMA, we would expect to run the 2nd and 3rd trials in parallel (i.e., at the same time) so as not to increase the expected time to approval. The 2nd additional trial (i.e., the 3rd Phase 3 trial) would be expected to require an additional $20 million in expenditures.

After approval, we plan to execute a two-stage commercialization plan. With psychiatrists and addiction specialists treating a majority of the current AUD patients today and with psychiatrists most likely to be familiar with the mechanism of action of AD04, we believe that a relatively small psychiatry-targeted, specialty sales force could successfully sell AD04 into the market. This plan creates the opportunity for us to develop into a commercial enterprise with an initial niche-market sales force at a relatively low cost for market entry. It also expands the universe of potential acquirers of our company or AD04 to smaller and mid-size pharmaceutical companies. Once success is shown in the niche market and the thought leaders and early adopters are prescribing AD04, market adoption risk will have been greatly reduces and we would expect to be able to sell or partner with a large pharmaceutical partner to develop AD04 as a blockbuster product. This commercialization plan is shown below:

62

AD04 – Two-Stage Commercialization Strategy – Initial launch with a specialty sales force to build the market, then partner or sell to a large pharmaceutical partner to capture market share and optimize the market

Ondansetron History and Foundation for Treating AUD

Ondansetron is a 5-HT3 receptor antagonist. Preclinical and pharmacobehavioral studies suggest that blockade of serotonin-3 receptors will influence the dopamine reward system activated by alcohol, decreasing dopamine release and attenuating craving for alcohol (Dawes, MA et al., 2005b; Johnson, BA et al., 2002; Lovinger, DM, 1999a). Early clinical studies found that the efficacy of ondansetron is limited to certain subgroups of the alcohol-dependent population and suggested the differential effect could be predicted based on age of onset of alcoholism, an indistinct concept likely confounded by genetic, regional and ethnic differences (Johnson, BA et al., 2000; Kranzler, HR et al., 2003). Recent research suggests the variable effect may be predictable based on molecular mechanism of ondansetron action and individual subject genotype of key genes in the serotonin system (Enoch, MA et al., 2010; Johnson, BA et al., 2011; Kenna, GA et al., 2009).

We are pursuing development of ondansetron in the alcohol-dependent population. Clinical studies will initially focus on the use of a low dose, oral tablet (0.33 mg administered twice daily) to reduce alcohol consumption in subjects with genotypes that have been correlated with a responsive to treatment with ondansetron.

Ondansetron was first approved by the FDA in 1991 as a solution for injection. Subsequent approvals were obtained for oral tablets in dosage forms and an oral solution. It is marketed as Zofran® and is also available in generic formulations, and it has been used widely for the approved indications – prevention of nausea and vomiting associated with certain cancer chemotherapies and radiotherapies and for the prevention of postoperative nausea or vomiting – at adult doses of 8–24 mg/day with manageable side effects.

Ondansetron has been administered to dogs‚ rats‚ and mice as part of a preclinical toxicology program which included single-dose acute‚ repeated-dose studies. Ondansetron was not mutagenic in the standard battery of microbial tests for mutagenicity and no carcinogenic effects were seen in 2-year studies in rats and mice with oral ondansetron doses up to 10 and 30 mg/kg/day, respectively. In studies of rats and rabbits there was no evidence of reproductive toxicity seen on fertility, early embryonic development, perinatal/postnatal development or fetal development of the F2 generation. Based on these studies, as well as over 20 years of human use in clinical trials and the post-marketing environment, ondansetron is considered to be a well-tolerated drug with a generally mild safety profile.

Ondansetron, by blocking the 5-HT3 receptor, is known to affect dopaminergic signaling in the brain; and the scientific rational for use of a 5-HT3 antagonist in the treatment of alcohol dependence is well established (Johnson, BA, 2004). Briefly, studies suggest that: the rewarding effects of alcohol involve activation of the 5-HT3 receptors leading to release of dopamine within the mesolimbic system of the brain (McBride, WJ et al., 2004). Thus, by blocking activation of the 5-HT3 receptor, ondansetron may reduce the ethanol-stimulated release of dopamine leading to reduced feelings of pleasure or reward and consequently, reduced consumption (Carboni, E et al., 1989; Costall, B et al., 1987; Hagan, RM et al., 1990; Imperato, A and Angelucci, L, 1989; Lovinger, DM, 1999b; McBride, WJ et al., 2004; Minabe, Y et al., 1991; Rasmussen, K et al., 1991; Wozniak, KM et al., 1990; Yoshimoto, K et al., 1996).

63

Preclinical studies have demonstrated that alcohol stimulates the release of both serotonin (5-hydroxytryptamine or 5-HT) and dopamine within the cortio-mesolimbic system (Campbell, AD et al., 1996; Campbell, AD and McBride, WJ, 1995; Di Chiara, G and Imperato, A, 1988; Imperato, A and Angelucci, L, 1989; Yoshimoto, K et al., 1992; Yoshimoto, K et al., 1996; Zazpe, A et al., 1994). Other studies have shown that alcohol potentiates the effects of 5-HT at the 5-HT3 receptor, leading to augmented release of dopamine, and that ondansetron and the selective antagonists of the 5-HT3 receptor inhibit dopaminergic firing and release of dopamine in response to alcohol and serotonin (Costall, B et al., 1987; Lovinger, DM, 1991; Minabe, Y et al., 1991; Rasmussen, K et al., 1991; Yoshimoto, K et al., 1996; Zazpe, A et al., 1994; Zhou, Q et al., 1998). Finally, numerous in vivo studies in rats and mice have shown that ondansetron and other selective antagonist of the 5-HT3 receptor reduce volitional intake of alcohol in models selectively bred for alcohol preference (Fadda, F et al., 1991; Hodge, CW et al., 1993; McBride, WJ and Li, TK, 1998; Meert, TF, 1993; Tomkins, DM et al., 1995).

The aforementioned nonclinical studies have shown that 5-HT3 and dopamine interactions in the cortico-mesolimbic system appear to mediate many of the reinforcing effects of alcohol Collectively the available nonclinical studies suggest that, by inhibiting the 5-HT3 receptor and reducing the release of dopamine in the cortico-mesolimbic area, ondansetron can interfere with the dopamine reward system activated by alcohol and lead to reduced alcohol intake (Barnes, NM and Sharp, T, 1999; Dawes, MA et al., 2005b; Johnson, BA et al., 1993; Johnson, BA and Cowen, PJ, 1993; Lovinger, DM, 1991, 1999a; Swift, RM et al., 1996; Tomkins, DM et al., 1995).

Five clinical studies have been conducted that demonstrate ondansetron is a promising treatment for alcohol-dependent individuals (Johnson, BA et al., 2011; Johnson, BA et al., 2000; Kenna, GA et al., 2009; Kranzler, HR et al., 2003; Sellers, EM et al., 1994). Several important findings in these studies guide the design of future clinical studies, including:

(1)	Ondansetron’s efficacy in alcohol-dependent individuals is associated optimally with a small dose of the compound (0.25-0.33 mg twice daily), a dose that is <1/10 of the dose used for adults for the currently approved indications.

(2)	In clinical studies in over 600 subjects, ondansetron was well-tolerated and safe, with a mild side-effect profile when administered to currently drinking alcohol-dependent individuals. Overall, the types of adverse events reported during multi-week clinical studies in alcohol dependence appear similar to those outlined in the package insert for the approved indications and to those reported in the literature for treatment in chronic liver disease, chronic fatigue syndrome and schizophrenia.

(3)	The extent of benefit with ondansetron treatment varies among different subtypes of alcohol-dependent subjects. Prior studies found that ondansetron benefited subjects with early-onset alcoholism (EOA) but not late-onset alcoholism (LOA). The pharmacological reason for this was not known, but it was presumed that the differential effect was due to a higher degree of serotonergic dysfunction in EOA (Johnson, BA et al., 2000; Kranzler, HR et al., 2003).

The below table summarizes the five clinical studies demonstrating ondansetron is a promising treatment for alcohol-dependent individuals

Study type (Reference)	Number of Subjects	Dosing (Duration)	Summary Results
Phase 2 (Sellers, EM et al., Clinical Efficacy of the 5-HT3 Antagonist Ondansetron in Alcohol Abuse and Dependence, Alcohol Clin Exp Res, 18 (1994) 879-885. )	71	0.25 mg, 2 mg, and placebo b.i.d. (6 weeks)	The 0.25 mg dose showed a near significant effect in reducing severity of drinking measured in DDD (p=0.06 ) while the 2 mg dose was similar to placebo.
Phase 2 (Johnson, BA et al., Ondansetron for Reduction of Drinking among Biologically Predisposed Alcoholic Patients: A Randomized Controlled Trial, JAMA, 284 (2000) 963-971)	321	1, 4,and 16 ug/kg b.i.d. (11 weeks)

Ondansetron treatment at doses of 1, 4, and16 µg/kg bid resulted in significant reductions in DDD in EOA subjects, but only the 4 µg/kg dose showed such a reduction in frequency of drinking measured in PDA and the maximal effect was shown at the µg/kg does. Only the 4 µg/kg bid showed significant improvements in PDA in the LOA group.

Phase 2 (Kranzler, HR et al., A within-Group Design of Nontreatment Seeking 5-HTTLPR Genotyped Alcohol-Dependent Subjects Receiving Ondansetron and Sertraline, Alcohol Clin Exp Res, 33 (2009) 315-323)	40	4 ug/kg bid for 8 weeks	EOA subjects showed significant improvement over LOA subjects in DDD.
Phase 2 (Kenna, GA et al., Pharmacogenetic Approach at the Serotonin Transporter Gene as a Method of Reducing the Severity of Alcohol Drinking, Am J Psychiatry, 168 (2011) 265-275)	21	.5 mg/day for 3 weeks	LL genotype subject showed significant improvement in DDD.
Phase 2b (Johnson, BA et al., Determination of Genotype Combinations That Can Predict the Outcome of the Treatment of Alcohol Dependence Using the 5-HT3 Antagonist Ondansetron, Am J Psychiatry (2013)	283	4 ug/kg bid (12 weeks, including 1 week placebo run-in)	The target genotype group showed significant improvement in DDD and PDA against both the placebo groups and other genotypes on drug.

64

Additional detail with respect to four of the clinical studies referenced in the chart above is provided below with the fifth being the Phase 2b clinical trial upon which we are basing the development of AD04 and which is described more fully in the following section titled “Phase 2b Investigator Initiated Clinical Trial of AD04 for Alcohol Use Disorder Conducted by the University of Virginia.”

A Dose-Ranging, Placebo-Controlled, 6-Week Study of Ondansetron in Alcoholic-Dependent Subjects

In 1994, Sellers et al. reported on the effects of administration of 0.25 mg bid ondansetron (N=23), 2 mg bid ondansetron (N=25), or placebo (N=23) for 6 weeks in alcohol-dependent males (Sellers, EM et al., 1994). Endpoints included change in drinks per drinking day (“DDD”) and proportion of responders, where a responder was defined as a subject with a Reliable Change score > 1.96, representing an improvement of at least 2 standard deviations. The Reliable Change score was calculated as the difference between pre- and post-test DDD divided by the standard error. Analyses were conducted comparing pre-treatment with the Week 6 visit, representing the end-of-study medication administration, and pre-treatment with the Week 7 visit, after completion of a 1-week follow-up period.

In the 71 subjects who completed the study, the on-treatment changes in DDD were approximately -1.9 (0.25 mg bid), -1.2 (2 mg bid), and -1.3 (placebo), with neither ondansetron effect being statistically different from the placebo effect. The corresponding changes from pre-treatment to Week 7 (after 6 weeks of treatment and a 1-week follow-up) were approximately -2.7 (0.25 mg bid), -1.1 (2 mg bid), and -1.6 (placebo), with the difference between low-dose ondansetron and placebo approaching statistical significance (p=0.06). By Week 6, nearly twice as many subjects on low-dose ondansetron compared with those on either high-dose ondansetron or placebo showed significant improvement according to the Reliable Change score. Lower baseline drinking and higher level of education were significant predictors of reduction in drinking while on treatment.

A Dose-Ranging, Placebo-Controlled, 11-Week Study of Ondansetron in Alcoholic-Dependent Subjects

In 2000, Johnson et al. reported on the co-administration of weekly cognitive behavioral therapy and either placebo or ondansetron at doses of 1, 4, and 16 µg/kg bid for 11 weeks (after a 1-week, single-blind, placebo lead-in) in 321 alcohol-dependent subjects (Johnson, BA et al., 2000). Endpoints included drinks per day, DDD, percentage of days abstinent (“PDA”), total days abstinent, and plasma carbohydrate deficient transferrin (CDT) level, an objective measure of drinking. Analyses were conducted comparing each dose group with placebo, with drinking response variables analyzed as means of data collected from Weeks 3 through 12.

The table below sets forth treatment results. Ondansetron treatment at doses of 1, 4, and16 µg/kg bid resulted in statistically significant reductions in DDD and drinks per day compared with placebo for EOA (age of onset ≤25 years). The maximum clinical effect was observed at the middle dose (4 µg/kg bid), though the differences between doses were not statistically significant. At 4 µg/kg bid (but not at 1 or 16 µg/kg bid), significant improvements in days and PDA were also achieved. LOA (age of onset ≥26 years) did not benefit from ondansetron treatment at any dose studied.

Treatment Effect Size in EOA Subjects and Statistical Comparison to Placebo Effect

Variable	1 µg/kg bid	4 µg/kg bid	16 µg/kg bid
Drinks/drinking day	0.25 (p≤0.05)	0.41 (p≤0.01)	0.23 (p≤0.05)
Drinks/day	0.26 (p≤0.05)	0.37 (p≤0.01)	0.22 (p≤0.05)
Days abstinent (%)	0.13 (ns)	0.26 (p≤0.01)	0.17 (ns)
Days abstinent	0.06 (ns)	0.24 (p≤0.05)	0.18 (ns)

The findings in this study support the earlier evidence that the dose-response effect of ondansetron in reduction of alcohol consumption is not linear. Of the doses used in this study, only 4 µg/kg (0.28 mg for a 70 kg person) bid exhibited clinically and statistically meaningful improvements in all efficacy endpoints. This study also suggested that ondansetron may be an appropriate therapy for EOA, but not LOA.

65

 An Open-Label, 8-Week Study Comparing Ondansetron Effect in Early-Onset and Late-Onset Alcoholic Subjects

In 2003, Kranzler et al. reported on the co-administration of weekly cognitive behavioral therapy and ondansetron at 4 µg/kg bid for 8 weeks to 40 alcohol-dependent subjects (Kranzler, HR et al., 2003). The subjects were evenly divided between early-onset alcoholism (EOA; age of onset of the disorder <25 years) and late-onset alcoholism (LOA; age of onset of the disorder ≥25 years). Endpoints included drinks per day, DDD, PDA, Drinker Inventory of Consequences (DrInC) score, and percentage of heavy-drinking days, where heavy drinking was defined as ≥5 drinks in a day for a male subject or ≥4 drinks in a day for a female subject. Analyses were conducted comparing pre-treatment with 8-week values within onset category (EOA or LOA) and comparing treatment effects between categories.

The table below sets forth treatment results. All efficacy parameters improved significantly on treatment in both groups. EOA subjects reported significantly greater improvements in drinks per day, DDD, and DrInC score than LOA subjects. These findings, as noted earlier by Johnson et al., suggest that ondansetron shows promise for treatment of EOA by improving drinking outcomes.

Results of Study Comparing Effects of Ondansetron in EOA versus LOA

	EOA		LOA		EOA v LOA
	change mean (SD)	p-value	change mean (SD)	p-value	p-value
Drinks/drinking day	5.78 (8.9)	0.009	1.55 (2.0)	0.004	0.032
Drinks/day	4.53 (4.5)	<0.001	1.98 (2.1)	0.001	0.013
Days abstinent (%)	30.2 (29.4)	<0.001	24.8 (21.2)	<0.001	0.373
Heavy-drinking days (%)	35.1 (24.7)	<0.001	26.7 (27.4)	<0.001	0.139
DrInC total score	30.3 (27.7)	<0.001	11.4 (11.2)	<0.001	0.013

A 3-Period Study of Ondansetron Effect and Sertraline Effect in Subgroups of Alcoholics Constructed Based on Genotypes of the Serotonin Transporter Gene

In 2009, Kenna et al. reported on a placebo-controlled cross-over study in which 21 alcohol-dependent subjects received 0.5 mg/day ondansetron or 200 mg/day sertraline for 3 weeks, placebo for 3 weeks and the alternative active medication for 3 weeks (Kenna, GA et al., 2009). An alcohol self-administration experiment was conducted at the end of each treatment period. The primary endpoint was DDD during the final week of each treatment period.

During the first 3-week treatment period, ondansetron-treated subjects carrying L/L genotype (n = 3), compared to the L/S and S/S carriers (n = 4), had a significantly fewer DDD (3.66 vs. 8.40, p = 0.02). Within L/S and S/S group, there was no significant effect of ondansetron. A pronounced order effect confounded analyses after the third 3-week treatment period.

Our clinical development program is designed to demonstrate the safety and efficacy of ondansetron in the alcohol-dependent population in low dosages for long periods of time, while targeting genotypes that have been shown to benefit from ondansetron treatment. Ultimately, this development program aims to establish a scientific link between the biology of alcohol addiction and the therapeutic mechanism of ondansetron action, permitting genetically-based prediction of ondansetron effectiveness.

66

Phase 2b Investigator Initiated Clinical Trial of AD04 for Alcohol Use Disorder Conducted by the University of Virginia

In various studies, it has been shown that alcohol dependent individuals with the LL genotype of the 5’-HTT and the TT genotype in the 3’-UTR LL and TT genotype have lower B-CIT neuronal binding to 5-HTT. It is hypothesized that individuals with the LL or TT genotype, 5-HTT gene expression is suppressed by increased alcohol consumption, and therefore, ondansetron, which causes 5-HTT gene expression would have the greatest effect upon individuals that possess both the LL genotype of the 5’-HTT and the TT genotype in the 3’-UTR. A subsequent Phase 2b study (N = 283), conducted by the University of Virginia for which we have acquired rights to the data, showed that a prospectively identified subgroup of alcohol-dependent individuals with these specific polymorphisms of the serotonin transporter protein responded therapeutically to ondansetron administration (Johnson, BA et al., 2011). Further analysis of this same data set against 18 additional polymorphisms located on the genes for the A and B subunits of the serotonin 5-HT3 receptor revealed polymorphisms that were also associated with a therapeutic response to ondansetron. Collectively, the genotypes from the two aforementioned analyses comprise the genotypes selected for testing in Phase 3 trials for AD04. The Phase 3 studies will test ondansetron’s efficacy compared with placebo based on its ability to decrease the frequency and amount of heavy drinking among alcohol dependent individuals with the selected genotypes.

Study Design

The Phase 2b clinical trial conducted by the University of Virginia was a 283-patient, 12-week, randomized, two-center, parallel-group, placebo-controlled study. Following a 1 week placebo run in (single-blind), alcohol-dependent subjects were randomized to receive either 4 µg/kg ondansetron or placebo, orally, twice daily (double-blind) for 11 additional weeks. In addition to study treatment, all subjects received weekly, standardized, manual-driven, cognitive behavioral therapy.

Eligible subjects were classified to one of twelve groups described by the 2×2 x 3 factorial combinations and randomized to placebo or ondansetron (4 mcg/kg twice daily [b.i.d.]) using a computed blocks randomization procedure that balances the twelve treatment groups on drinks/day ≤ 7.99 vs ≥8.00), age of onset (early vs. late), and genotype (LL, SS, SL).

Genotyping and analysis of the study subjects for the SNP rs1042173 (TT, TG or GG) in the 3′-UTR of the 5-SLC6A4 gene that codes for the serotonin transporter was performed following randomization but prior to database lock. Genotyping and analysis of the study subjects for SNPs located on genes that govern expression of the 5-HT3A and 5-HT3B subunits of the 5-HT3 receptor was performed after database lock.

During treatment, subjects were evaluated weekly at the study center for efficacy, safety, and tolerability. Alcohol consumption was collected via the self-reported Timeline Follow-Back (TLFB) method (Sobell and Sobell, Psychosocial & Biochem. Meth., 1992).

Efficacy measures were based on self-reported drinking outcomes with drinks per drinking day (“DDD”), with a standard drink equal to 14 grams of alcohol, and the percentage of days abstinent (“PDA”) being the pre-specified efficacy end points. Withdrawal symptoms, social functioning, and motivation to use alcohol were assessed using standard questionnaires and scales. Subject safety was monitored through periodic electrocardiograms (EKGs), physical exams, safety laboratories and collection of adverse events, concomitant medications, and vital signs. Additionally, a post hoc analysis was conducted using the endpoint of percentage of heavy drinking days (“PDHD”), which is the number of days of heavy drinking days in a month as a percentage of days in the month, because it is widely recognized as a clinically meaningful endpoint and is expected to be an end point in a pivotal/Phase 3 trials. The PDHD end point requires that each day be determined to be a heavy drinking day (i.e., a day in which a female drinks 4 or more drinks or a male drinks 5 or more drinks) or not, making each day binary and requiring an increased sample size to ensure statistical power. Therefore, the goal of the PDHD analysis was to determine if the was a trend toward and effect with PDHD without necessary achieving statistical significance.

The study objectives were to evaluate the safety of AD04 and to test the hypotheses that: (i) ondansetron will have a greater effect of reducing the severity of alcohol drinking and of increasing the percentage of days abstinent among alcohol-dependent subjects with the LL genotype as compared with S carriers (SS or SL) of the 5′-HTTLPR; and (ii) ondansetron’s therapeutic effect will be greatest among alcohol-dependent subjects who possess both the LL genotype of the 5′-HTTLPR and the TT genotype of rs1042173 in the 3′-UTR of the 5′-HTT. After completion of the study, a planned additional analysis of the correlation between genotype and drinking outcomes was conducted considering 18 SNPs located on the 5-HT3A and 5-HT3B subunit genes that were selected based on their minor allele frequency (≥ 0.05) in different ethnic populations, to obtain uniform physical coverage of the two genes, and on results from previous genetic association studies. This latter analysis identified three SNPs as having an apparent beneficial

The primary analytic procedure used mixed-effects linear regression models and a sensitivity analysis using repeated measures models.

67

Additionally, based on the expectation that subjects with the LL and LL/TT variants of the SLC6A4 gene would respond to ondansetron treatment while others do not, the possibility that SNPs in the 5-HT3A and 5-HT3B subunits of the 5-HT3AB receptor complex may also influence the response to ondansetron was planned as a post hoc analysis. The possible role of SNPs on the HTR3A and HTR3B genes in the response to ondansetron is logical since the 5-HT3A receptor subunit is the primary target for ondansetron’s actions, and the 5-HT3B receptor subunit may be associated with the availability and externalization of the 5-HT3AB receptor complex. Thus, alterations in post-synaptic receptors, such as the 5-HT3AB receptor complex, could have a large impact on signal transduction along post-synaptic neurons. For these analyses, a total of 18 SNPs on the genes for the 5-HT3A and 5-HT3B subunits were examined. SNPs were selected based on their minor allele frequency (≥ 0.05) in different ethnic populations, to obtain uniform physical coverage of the two genes, and on results from previous genetic association studies.

Summary Results – Safety:

Overall, 95% of the subjects in the ondansetron group and 96% in the placebo group reported a treatment-emergent AE (TEAE) during the study. TEAEs occurred most frequently in the SOCs of gastrointestinal disorders (ondansetron 65%, placebo 61%), metabolism and nutritional disorders (38%, 43%), and nervous system disorders (60%, 58%). The incidence of TEAEs by preferred term was similar between the ondansetron and placebo groups. TEAEs that occurred at a frequency ≥ 5% in the ondansetron group compared with the placebo group included constipation (32%, 21%), fatigue (39%, 25%), and dizziness (21%, 12%). There was one death during the study; Subject #218 committed suicide on Study Day 40. The event was considered not related to study drug. Treatment-emergent SAEs were reported in 3 (2.1%) ondansetron-treated subjects and 6 (3.8%) placebo-treated subjects. No SAE was considered related to study drug, and detoxification was the only SAE that was reported for more than 1 subject (2 ondansetron subjects). No clinically meaningful changes in clinical laboratory results, vital sign measurements, ECGs or physical examinations were observed for subjects during the course of the study.

Summary Results – Primary Analysis of Efficacy of LL and LL/TT

Analysis of the LL genotype of the 5′-HTTLPR as compared to the non-LL genotypes showed a significant reduction in DDD and PDA (Johnson, et.al, Am. Jrnl. Psych., 2011). However, the demonstrated effect of the LL/TT vs. other patients was more pronounced, and carriers of LL/TT genotype who received ondansetron showed a greater reduction in drinking compared to LL/TT. Carriers who received placebo showed a difference in DDD (difference of 2.05 drinks /drinking day; 95% CI, -3.72 to -0.39; p=0.0158); compared to LL/Gx carriers who received ondansetron (difference of 2.29 drinks/drinking day; 95% CI, -3.99 to -0.72; p=0.0048) and compared to all other genotypes who received ondansetron treatment (difference of 2.58 drinks/drinking day; 95% CI, -3.94 to 1.22; p<0.0001); and a greater PDA compared with: 1) the LL/TT genotype group treated with placebo (mean difference=12.38%; 95% CI= -1.57 to 26.33; p= 0.0819); 2) LL/Gx carriers treated with ondansetron (mean difference=15.14%; 95% CI= 1.41 to 28.87; p= 0.0307); and 3) all other genotypes treated with ondansetron (difference= 16.82%; 95% CI= 6.15 to 27.48; p=0.0020). The post hoc analysis of the PDHD endpoint show that ondansetron treatment of subjects with the LL/TT genotype was associated with a larger (but not statistically significant) reduction in PDHD compared to changes in PDHD in subjects with all other genotypes who received treatment with ondansetron (mean difference= -8.49%; 95% CI= 20.34 to 3.367; p= 0.1601). Similar trends (i.e., augmented reductions in PDHD) were observed for the LL/TT group treated with ondansetron versus the LL/Gx genotype group treated with ondansetron and versus the LL/TT group treated with placebo (mean difference=-2.54% 95% CI= 17.74 to 12.66, p=0.7431; and mean difference= 5.72% 95% CI= 21.20 to 9.75, p=0.4684; respectively).

Identification of Modulators of the 5-HT3 Receptor and Selection of the Phase 3 Genetic Panel for AD04

As stated above, a total of 18 SNPs on the genes for the 5-HT3A and 5-HT3B subunits were examined with SNPs selected based on frequency and on results from previous genetic association studies.

These analyses identified 3 SNPs (three in the gene for the 5-HT3A subunit and one in the gene for the 5-HT3B subunit) that were significantly associated with a positive response to ondansetron based on reductions in DDD and PDA. Thus, the genotype profile targeted for Phase 3 development is defined as those subjects who carry the LL/TT genotype and/or one of three 5-HT3 SNPs of interest (i.e., rs1150226-AG and rs1176713-GG in the gene that encodes the 5-HT3A receptor subunit and rs17614942-AC in the gene that encodes the 5-HT3B receptor subunit). The hypothesis that subjects who are carriers of the genotype panel targeted for study in Phase 3 (“P3-genotype”, with such patients “genotype positive” or “marker positive”) preferentially respond to treatment with ondansetron compared to subjects who do not carry any of the genotypes targeted for study in Phase 3 were assessed using the drinking endpoints of DDD, PDA, and PDHD.

Carriers of the P3-genotype who received ondansetron showed a greater reduction in DDD compared to P3-genotype carriers who received placebo (difference of 1.71 drinks/drinking day; 95% CI= -2.88 to -0.54; p=0.0042), and compared to subjects treated with ondansetron who were not carriers of the P3-genotype (All Other-OND; difference of 2.05 drinks/drinking day; 95% CI= -3.11 to -1.00, p=0.0001). In contrast, no difference was observed between non-P3-genotypes who received ondansetron (All Other-OND) versus non-P3-genotypes who received placebo (All Other-Placebo; difference of 0.40 drinks/drinking day; 95% CI= -0.43 to 1.23; p=0.3445). Carriers of the P3-genotype who received ondansetron (P3-OND) had a greater increase in PDA compared to P3-genotype carriers who received placebo (P3-Placebo; difference of 11.56%; 95% CI= 0.80 to 22.31; p=0.0352) and compared to non-P3-genotype carriers who received ondansetron (All Other-OND; difference of 11.52%; 95% CI= 1.76 to 21.28; p=0.0208). In contrast, no differences were observed for the PDA endpoint between non-P3-genotypes treated with ondansetron versus non P3-genotypes treated with placebo (All Other-OND versus All Other-Placebo; difference of -0.96%; 95% CI= -8.61 to 6.69; p=0.8055).

68

The results are summarized in the below graphs.

Phase 2b Clinical Trial Results– Analysis of Primary and Secondary Efficacy Endpoints for Target Genotypes

A 12- week, randomized, two-center, parallel-group, double-blind, placebo-controlled, two-arm (four cell) clinical trial of oral ondansetron (n=283)

As stated, above, the study was not powered to achieve statistical significance against the binary-by-day end point of PDHD, however, carriers of the P3-genotype who received ondansetron (P3-OND) showed a significantly greater reduction in PDHD compared to P3-genotype carriers who received placebo (P3-Placebo; difference of -11.08%; 95% CI= -21.90 to 0.27; p=0.0445), and compared to non-P3-genotype carriers who received ondansetron (All Other-OND; difference of -10.35%; 95% CI= -20.11 to -0.58; p=0.0378). In contrast, no difference was observed between non-P3-genotypes who received ondansetron (All Other-OND) versus non-P3-genotypes who received Placebo (All Other-Placebo; difference of 2.88%; 95% CI= -4.80 to 10.56; p=0.4625).

 The results are summarized in the below graphs.

Phase 2b Clinical Study – Analysis of Reduction of Heavy Drinking for Target Genotypes

Definition of Heavy Drinking Day

As stated above, for the PDHD post hoc analysis of the Phase 2b clinical trial data, a heavy drinking day was defined as a day when a female drank 4 or more drinks in a day, with a drink being defined as containing 14 grams of alcohol, or when a man drank 5 or more drinks in a day, which was the definition the FDA indicated to us was required. It is also currently the definition of “high-risk drinking” in Dietary Guidelines for Americans 2015-2020 (U.S. Departments of HHS and Agriculture), the NIAAA’s definition of “binge drinking”, and has historically been the definition for a heavy drinking day (Neal, D., & Carey, K., 2007). The Substance Abuse and Mental Health Services Administration (SAMHSA) defines heavy drinking “as drinking 5 or more alcoholic drinks on the same occasion.” Subsequent to our analysis of the Phase 2b data and agreement with the FDA on the definition of a heavy drinking day as 4/5 or more drinks in a day for females/males, the FDA published a draft guidance, in which it states, “Those drinking 4 plus/5 plus [drinks for females and males, respectively] even on occasion have significantly higher risks (10 to 20 percent) of meeting criteria for AUD.” The FDA’s draft guidance then states that the NIAAA defines a heavy drinking day as more than 3 drinks in a day for a woman and more than 4 drinks in a day for a man, which is currently only part of the NIAAA’s definition for “low-risk drinking”, and which is very similar but not necessarily identical to what the FDA indicated to us was required and the criteria we used when generating our study report on the Phase 2b. So, it is unclear which definition of a heavy drinking day the FDA will accept at this time. However, under this different definition of a heavy drinking day as more than 3/4 for females/males, the Phase 2b trial data support the effect of AD04 on reducing heavy drinking and showed a greater reduction in PDHD compared to P3-genotype carriers who received placebo (P3-Placebo; difference of -10.24%; 95% CI= -21.18 to 0.70; p=0.0665), and compared to non-P3-genotype carriers who received ondansetron (All Other-OND; difference of -11.65%; 95% CI= -21.54 to -1.77; p=0.0209). In contrast, no difference was observed between non-P3-genotypes who received ondansetron (All Other-OND) versus non-P3-genotypes who received Placebo (All Other-Placebo; difference of 4.09%; 95% CI= -3.70 to 11.88; p=0.3033). We do not expect a small change to the definition of a heavy drinking day to dramatically change our plans or probability of success. We intend to discuss the definition of a heavy drinking day with the FDA and EMA prior to our relevant submissions.

69

Planned Phase 3 Clinical Program

The FDA has indicated that we can proceed with a single-arm, two-cell Phase 3 clinical trial design for the testing of AD04 as a treatment for AUD in patients that are genotype positive when tested against the AD04 genetic panel using our companion diagnostic test (i.e., a negative genetic test result will be an exclusion criterion). The initial Phase 3 trial is planned to be conducted in 294 patients in Scandinavia and Central and Eastern Europe where the prevalence of genotype positive people appears to be higher than in the U.S. and Western Europe. The primary analysis is expected to use the primary endpoints previously accepted by the European Medicines Authority (“EMA”) with the reduction from baseline of heavy drinking and reduction from baseline in total alcohol consumed being the co-primary endpoints, and an alternative analysis is expected to be conducted for filing in the United States using the FDA specified endpoint of reduction in percentage of patients with no heavy drinking during the efficacy observation period as compared to placebo (FDA Feb. 2015 Draft Guidance Alcoholism: Developing Drugs for Treatment Guidance for Industry) and which the FDA has indicated will be acceptable. Under this guidance, the FDA appears to now define a heavy drinking as more than 3 drinks in a day for a woman and more than 4 drinks in a day for a man. We intend to seek clarification from the FDA on the definition of a heavy drinking day prior to our submission to them and do not believe a minor change to the definition of a heavy drinking day will be material to our plans. To conduct this initial trial, we plan to file a Clinical Trial Authorization (“CTA”) with the EMA and not file with the FDA since the trial is intended to be run exclusively in Europe. We have placed our investigational new drug (“IND”) application with the FDA on inactive status, which is a voluntary decision that reflects our strategic decision not to pursue clinical trials in the United States at this time. If we should choose to conduct clinical trials in the future in the United States we will be required to reactivate our IND in the United States prior to commencing any such clinical trials.

If the initial Phase 3 trial is successful, we intend to consult with the FDA and EMA, and assuming agreement from the agencies, conduct a second Phase 3 clinical trial in a broader geography that includes the United States. The trial design is expected to be the same as the first Phase 3 trial but is expected to include 580 patients in order provide increased exposure data to demonstrate the safety and tolerability of AD04 and increase the statistical power of the study. Depending on the results of the initial Phase 3 trial, which will not be fully powered for the FDA endpoint, it is also possible that the FDA may require a third Phase 3 trial. If a third Phase 3 trial is required, we would expect to conduct it in parallel with the second Phase 3 trial with a goal of not delaying approval of AD04, though this would require additional funds and investment in the clinical trials.

We have had a joint meeting with the Center for Drug Evaluation and Review (“CDER”) and the Center for Devices and Radiological Health (“CDRH”), the two divisions of the FDA responsible for drug approvals and test approvals, respectively. At the meeting the divisions agreed that clinical validation of our companion diagnostic test for AD04 will be evaluated by CDER and the technical validation of our companion diagnostic will be evaluated by CDRH. We already developed the methods for the companion diagnostic as a blood test and established the test with a U.S. third-party vendor capable of supporting a Phase 3 clinical trial, and have built validation and possible approval of the companion diagnostic into the Phase 3 program, including that we plan to store blood samples for all patients in the event additional genetic testing is required by regulatory authorities.

We do not plan to test AD04 in pediatric patients as part of our next Phase 3 trial. The FDA may grant full or partial waivers, or deferrals, for submission of data in pediatric subjects. We intend to apply for such a waiver, and the FDA has currently indicated it will grant a waiver for initial approval of AD04 for AUD

In parallel with the second Phase 3 trial, we expect to conduct any standard Phase 1 studies required by the regulatory agencies. Studies that have been discussed with the FDA as potentially being required might assess food effects, potentiation of the central nervous system effects of alcohol, and pharmacodynamic impact of certain cytochrome P450 enzyme variants.

License with University of Virginia Patent Foundation

In January 2011, we entered into an exclusive, worldwide license agreement with UVA LVG for rights to make, use or sell licensed products in the United States based upon the patents and patent applications made and held by UVA LVG (the “UVA LVG License”). Three patent and patent application families are included in the UVA LVG License, with patents issued in 37 countries, including, without limitation, in the U.S., Europe and Eurasia. The licensed patents and patent applications currently include the below listed U.S. patents and patent application and any divisional patents, continuation patents and foreign equivalents.

1.	U.S. Patent Number 8,697,361, filed 2/27/09

“Serotonin Transporter Gene and Treatment of Alcoholism”

70

2.	U.S. Patent Number 8,753,815, filed 9/20/12

“Molecular genetic approach to treatment and diagnosis of alcohol and drug dependence”

3.	U.S. Patent Number 9,539,242, filed 4/30/14

“Molecular genetic approach to treatment and diagnosis of alcohol and drug dependence”

4.	PCT/US2012/054090, filed 9/7/2012

“Molecular genetic approach to treatment and diagnosis of alcohol and drug dependence”

Additionally, the UVA LVG License grants rights to data and know-how developed by the University of Virginia related to AD04, including, without limitation, to the data from the Phase 2b study described above.

As consideration for the rights granted in the license agreement, the licensee is obligated to pay UVA LVG yearly license fees and milestone payments, and a royalty based on net sales of products covered by the patent-related rights set forth above. More specifically, we paid UVA LVG a license issue fee and we are obligated to pay UVA LVG (i) annual minimum royalties of $40,000 commencing in 2017; (ii) a $20,000 milestone payments upon dosing the first patient under a Phase 3 human clinical trial of a licensed product, $155,000 upon the earlier of the completion of a Phase 3 trial of a licensed product or the partnering of the licensed or sale of our company, $275,000 upon acceptance of an NDA by the FDA, and $1,000,000 upon approval for sale of AD04 in the U.S., Europe or Japan; and (iii) royalties equal to a 2% of net sales of licensed products. In the event of a sublicense to a third party, we are obligated to pay royalties to UVA LVG equal to a percentage of what we would have been required to pay to UVA LVG had we sold the products under sublicense ourselves. In addition, we are required to pay to UVA LVG 15% of any sublicensing income. The license agreement sets forth specific milestones completion deadlines including filing an IND, enrollment of patients in Phase 3 clinical trials and commercialization of an FDA approved product. The license agreement may be terminated by UVA LVG upon sixty (60) days written notice if we breach our obligations thereunder, including failing to make any milestone or other required payments or to exercise diligence to bring licensed products to market. In the event of a termination, we will be obligated to pay all amounts that accrued prior to such termination. The license agreement also contains other customary clauses and terms as are common in similar agreements between industry and academia, including agreements to indemnify UVA LVG for any liabilities arising out of or related to the licensee’s exercise of its rights under the license agreement, making the license grant subject to the Bayh-Dole Act (35 U.S.C. 200 et seq.), the reservation of the licensor of the right to use the licensed intellectual property rights for its internal, non-commercial purposes, limitations/disclaimers of various warranties and representations, reporting and record-keeping requirements, and licensee liability insurance requirements.

The term of the license continues until the expiration, abandonment or invalidation of the licensed patents, and following any such expiration, abandonment or invalidation will continue in perpetuity on a royalty-free, fully-paid basis.

The UVA LVG currently has a policy under which a certain percentage of payments made to the UVA LVG under a license may be distributed to inventor of the licensed technology, therefor the Chairman of the Board in his capacity as inventor of the patents licensed by us from the UVA LVG may be eligible to receive such payments from the UVA LVG.

Protection from Generic Competition

Since our inception, we have focused on taking action geared toward ensuring AD04 will have market exclusivity for at least 10 years after it is launched with particular focus on the U.S. and Europe. Ondansetron, the active pharmaceutical ingredient (“API”) of AD04 was granted FDA approval as Zofran® for the treatment of post-operative and post-chemotherapy nausea and emesis in January 1991 and is now commercially available in generic form at doses from more than 12 times the AD04 dose to over 70 times the AD04 dose with the highest doses being administered intravenously (“i.v.”), which provides almost twice the drug exposure levels as oral dosing. With generic ondansetron available, the following threats have been addressed: (i) the potential use of currently available ondansetron products (i.e., Zofran®) “off-label”, and (ii) the potential manufacturing and launching of a generic version AD04 by a competitor.

Limited Threat of “Off-label” Use of Zofran®

The lowest doses of Zofran® tablets (and its generic equivalents) on the market are a 4 mg and 8 mg tablet as compared to AD04, which is currently formulated as a 0.33 mg tablet (12.2 times less than the 4 mg tablet). Thus, in order for a patient to use tablets already on the market and get the AD04 dose, a patient would have to cut the 4 mg tablet into 12 parts (or the 8 mg tablet into 24 parts), which we do not believe is reasonably possible; and, even with precise sectioning into 12 pieces, the dose may still not be accurate because tablets at the Zofran® dose have not been manufactured to ensure uniformity of distribution of the active ingredient across the tablet. Therefore, we believe that the risk of a large number of patients attempting to cut the currently marketed tablet to achieve the AD04 dose to be extremely low.

Since we do not believe that Zofran® tablets can be used as a substitute for AD04, the main question related to the potential for off-label use of the current products for treating addictions then becomes whether doctors and patients will believe it is possible to use the currently available, higher doses of ondansetron to treat addictions, including AUD. We believe doctors are extremely unlikely to prescribe currently available high dose versions of ondansetron and that any such prescribing that dose will likely be limited and immaterial to the sales of AD04 for two reasons — (1) we believe the high doses are unlikely to be efficacious as a treatment for AUD, and (2) we believe the high doses would likely raise significant safety concerns.

1.	Lack of Efficacy. The high doses of ondansetron found in Zofran® have been tested in clinical trials for treating AUD and have not shown efficacy against AUD (Sellers, et. al. 1994). At best, existing trial results do not suggest that the high Zofran®-level doses of ondansetron currently on the market and approved for nausea and emesis will be effective.

71

2.	Safety Concerns. While high-dose ondansetron is safe and tolerable at the doses on the market if administered acutely (i.e., dosed for a few hours i.v. or a few days orally) as is done for post-operative and post-chemotherapy nausea and emesis, the drug is known to have cardiovascular side effects at higher doses, and results from clinical studies suggest that high doses of ondansetron may affect the electrical activity of the heart. In fact, the FDA withdrew approval of the 32 mg i.v. Zofran® product that was previously on the market. As part of the FDA’s on-going safety review of currently available ondansetron doses, the FDA has stated that: “Ondansetron at currently marketed levels may increase the risk of developing prolongation of the QT interval of the electrocardiogram, which can lead to an abnormal or potentially fatal heart rhythm.” There are also several recent lawsuits claiming that Zofran® used for off label for morning sickness causes birth defects. Thus, if the currently available high-dose ondansetron was used chronically as would be needed for treating addiction there could potentially be significant safety concerns without additional clinical studies related to the chronic dosing of currently available ondansetron. At the lower dose of ondansetron in AD04, our product is almost as low as one one-hundredth of the dose of i.v. ondansetron that was removed from the market. The FDA has stated that we can commence chronic dosing of patients with AD04 without any further safety or non-clinical studies.

Therefore, we do not expect physicians to prescribe current ondansetron doses for currently unapproved use for treating AUD because there is no evidence those doses would work for treating AUD and there may be safety concerns associated with the chronic administration of currently available doses.

There is also a liquid, pediatric formulation of Zofran® on the market. It comes in a 50 mL bottle that is available for a little over $100 online and would provide a 2-month supply of AD04 if dosed at the 0.4 mL required to achieve the 0.33 mg AD04 dose. Our risk assessment is that, though it would be possible to use the liquid formulation for administering a dose of ondansetron equivalent to AD04, it is not expected to be a practice that would materially impact the sales of AD04, and the risk from the liquid formulation is low for the following reasons:

1.	Compliance concerns. In the field of addiction, patient compliance is one of the biggest concerns for both the physicians and the patients themselves. A treatment not appropriately administered is a treatment that will not work. Oral tablets have been shown to have one of the highest compliance rates over other dosage forms. It is likely that both physicians and patients will demand the tablet in order to improve compliance and, thus, treatment success rates.

2.	Inconvenient, complicated delivery. A major driver of compliance is the convenience of appropriately administering the drug. Appropriate delivery of the liquid formulation would require patients to measure each dose into a graduated dropper or syringe (administration of such a small amount (0.4 mL) by graduated cup would not be practical). Cleanup of the sticky product would be inconvenient as would transportation and storage, and an opened bottle would need to be used within 4 weeks (per UKPAR). Therefore, we expect that AD04’s convenient tablet would increase patient compliance relative to the liquid formulation. Bottle breakage and spillage will also be a concern.

3.	Dosing Accuracy. Dosing accuracy is particularly important when using ondansetron to treat alcoholism due to the limitations of the therapeutic window and the cardiovascular side effects at high doses. With the liquid formulation, measuring the small (0.4 mL) dose will be difficult with great opportunity for misdosing even if a graduated syringe is used. In real-world practice, many patients would use other methods such as estimated pouring into cups and drinking directly from the bottle. Misdosing could significantly affect the safety and/or efficacy of the treatment.

4.	Lack of physician motivation to prescribe the liquid formulation. Given the known compliance advantages of oral tablets vs. liquid formulations, the heightened need for compliance in this particular patient population, and the concerns around dosing accuracy with a liquid formulation, we believe it is likely physicians would recognize the risk of prescribing the liquid formulation off-label and so be unwilling to prescribe it. For insured patients, any differential in co-payments would create little incentive to use the liquid formulation relative to the compliance and inconvenience problems.

5.	Lack of competitive marketing. Manufacturers of liquid ondansetron are not allowed to market for reduction in alcohol use disorder because reduction in alcohol use disorder is not an approved indication for their product. Furthermore, most generic companies do not have marketing efforts of any kind.

6.	Litigation risk to large prescribers. If a large clinic (such as a rehabilitation clinic) prescribes or provides the liquid formulation off-label, the institution could be liable for inducing infringement of our patents.

In summary, we do not expect off-label use of currently available ondansetron to meaningfully impact the sales of AD04.

Protection from a Competitor Launching a Generic Version of AD04.

We have patent protection against the launch by a competitor of a generic version of AD04. The label being sought for AD04 will be,

The use of AD04 (i.e., ondansetron) for the treatment of patients that are positive for the specified genetic markers.

72

The only use for the AD04 dose of ondansetron will be under this label.

Our patents cover the following:

The use of AD04 (i.e., ondansetron) for the treatment of patients that are positive for the specified genetic markers.

We believe that any attempt by competitors to reformulate and market ondansetron at our intended dosage levels, while technically feasible, can be interpreted under current case law as inducement to infringe on our intellectual property rights, which should, accordingly, be actionable. Additionally, there will be no unpatented use for the AD04 dose of ondansetron. So, a competitor that sells a product containing the AD04 dose of ondansetron will indirectly infringe our patents, which should, accordingly, be actionable.

The one way in which a competitor could sell a dose equal to that of AD04 and avoid our patents would be if they ran a Phase 3 program using the AD04 dose to treat a different label indication, and achieved successful results and approval. We do not know of any clinical development programs of ondansetron underway at this time and so consider this risk to be negligible.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least $1.0 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” have the meaning associated with that term in the JOBS Act.

Corporate Information

ADial Pharmaceuticals L.L.C. was formed as a Virginia limited liability company in November 2010. Prior to the closing of this offering, ADial Pharmaceuticals L.L.C. will convert from a Virginia limited liability company into a Virginia corporation, and then reincorporate in Delaware by merging with Adial Pharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of ADial Pharmaceuticals L.L.C. We refer to this as the corporate conversion. In connection with the corporate conversion, each unit of ADial Pharmaceuticals L.L.C. will be converted into shares of common stock of a Virginia corporation and the ultimately shares of common stock of Adial Pharmaceuticals, Inc., the members of ADial Pharmaceuticals L.L.C. will ultimately become stockholders of Adial Pharmaceuticals, Inc. and Adial Pharmaceuticals, Inc. will ultimately succeed to the business of ADial Pharmaceuticals L.L.C. See “Corporate Conversion/Reincorporation” for further information regarding the corporate conversion/reincorporation.

Our principal executive offices are located at 204 E. High Street, Charlottesville, VA 22902, and our telephone number is (434) 422-9800. Our website address is www.adialpharma.com. Information contained in our website does not form part of the prospectus and is intended for informational purposes only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Governmental Regulation

Our business is subject to extensive laws and regulations, the most significant of which are summarized below.

73

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (the “FDC Act”), and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. In the United States, pharmaceutical products used for the prevention, treatment, or cure of a disease or condition of a human being are subject to extensive regulation under the FDC Act. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. However, FDA can impose a clinical hold after 30 days if it has safety or compliance-related concerns.

Clinical trials involve the administration of the investigational new drug or biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice (“GCP”), an international standard meant to protect the rights and health of subjects and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND.

As noted, the FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for subjects in clinical trials must also be submitted to an institutional review board(“IRB”), for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, for safety or other concerns, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug or biologic into healthy human subjects or patients, the product is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug or biologic for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If preliminary evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug or biologic and to provide adequate information for the labeling of the product. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug or biologic.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,335,200 (although a waiver is possible in certain cases), and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $110,370 per product and $569,200 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug or biologic products are reviewed within ten to twelve months; most applications for priority review drugs or biologics are reviewed in six to eight months. The FDA can extend these reviews by three months. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

74

The FDA may also refer applications for novel drug or biologic products, or drug or biologic products that present difficult questions of safety or efficacy, to an advisory committee — typically a panel that includes clinicians and other experts — for review, evaluation, and a recommendation on questions raised by an application, including whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with current good manufacturing practice (“cGMP”) is satisfactory and the NDA contains data that provide substantial evidence that the drug or biologic is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a Complete Response Letter (“CRL”). A CRL generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. The FDA could also impose a boxed warning (sometimes referred to as a Black Box Warning) in the product label if it identifies a specific risk that requires particular attention. This imposition of a Black Box Warning limits certain types of promotions.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented.

Enacted in 2016, the 21st Century Cures Act (the “Cures Act”), in part, revises the drug and device review and approval processes at the FDA. The Cures Act, which was signed into law on December 13, 2016, among other things, requires the manufacturer of an investigational drug for a serious disease or condition to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the later of 60 calendar days after the date of enactment of the Cures Act or the first initiation of a Phase 2 or Phase 3 trial of the investigational drug.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs and biologics, including standards and regulations for direct-to-consumer advertising, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs and biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and special surveillance to monitor the effects of an approved product, or the FDA may place other conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug and biologic manufacturers must list the product with the FDA, and they and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing and other facilities to assess compliance with cGMPs and other requirements. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals, issue warning or other letters, suspend production activities, or request product recalls if a company fails to comply with regulatory standards, or take other regulatory or enforcement action if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. Significant expenses are required to correct deficiencies.

Companion diagnostics and complementary diagnostics

We believe that the success of our product candidates may depend, in part, on the development and commercialization of either a companion diagnostic or complementary diagnostic. Companion diagnostics and complementary diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics and complementary diagnostics are regulated as medical devices by the FDA and, as such, require either clearance or approval prior to commercialization. The level of risk combined with available controls to mitigate risk determines whether a companion diagnostic device requires Premarket Approval Application, or PMA, approval or is cleared through the 510(k) premarket notification process. For a novel therapeutic product for which a companion diagnostic device is essential for the safe and effective use of the product, the companion diagnostic device should be developed and approved or 510(k)-cleared contemporaneously with the therapeutic. The use of the companion diagnostic device will be stipulated in the labeling of the therapeutic product. This is also true for a complementary diagnostic, although it is not a prerequisite for receiving the therapeutic.

75

Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act

Under certain circumstances, an approved application may be eligible for three years of non-patent market exclusivity provided by the Hatch-Waxman Amendments to the Federal Food, Drug, and Cosmetic Act. The FDA might grant such exclusivity, (which would be separate from any patent protection to which an approved drug might be entitled)if applicant conducted new clinical investigations (other than bioavailability studies) that are new and essential to the application’s approval. Among the types of exclusivity are those for a “new chemical entity” and those for a new formulation or indication for a previously-approved drug. If granted, marketing exclusivity for the types of products that include only drugs with innovative changes to previously-approved products using the same active ingredient, might prohibit the FDA from approving an application for a competitor product, such as an abbreviated new drug application or a 505(b)(2) NDA relying on the finding of safety and efficacy for three years. This three-year exclusivity, however, covers only the innovation associated with the original NDA. It does not prohibit the FDA from approving applications for drugs with the same active ingredient but without the new innovative change. These marketing exclusivity protections do not prohibit the FDA from approving a full NDA, even if it contains the innovative change.There is no guarantee that the FDA will grant such exclusivity and competitors can try to seek approval of competitive products, notwithstanding the exclusivity. However, if three years of exclusivity is afforded, it offers us one more barrier to competitor entry for a few years.

505(b)(2) NDA

We intend to submit a 505(b)(2) NDA. A 505(b)(2) NDA provided by Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act , allows the FDA to rely, for approval of an NDA, on data not developed by the applicant. Such an NDA, referred to as a 505(b)(2) application contains full reports of investigations of safety and effectiveness, but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Such applications permits approval of applications other than those for duplicate products and permits reliance for such approvals on scientific literature or an FDA finding of safety and/or effectiveness for a previously approved drug product. While each application is different, these types of applications will typically require bridging studies (to support the change or modification from the listed drug) and could require clinical data to support the modification of the already-approved drug product.

In addition, a 505(b)(2) NDA requires the applicant to certify as to any patents that claim the drug for which a claim of patent infringement could be made. In certain cases, the applicant of the NDA with a patent certification must provide notice to the patent holder, which can lead to a patent infringement lawsuit, thereby delaying the FDA approval of the competitor product for up to 30 months, separate from any traditional patent infringement litigation delay. Similarly, if the competitor has its own market exclusivity, this can delay approval of the product. However, if a product obtains exclusivity or patent protection, it can delay entry of competitors for several years.

Pediatric Information

Under the Pediatric Research Equity Act (“PREA”), NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data.

Fraud and Abuse and Other Healthcare Regulation

We are subject to various federal and state healthcare laws, including, but not limited to, anti-kickback laws. Penalties for violations of these healthcare laws include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal and state healthcare programs, and the curtailment or restructuring of operations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, or for the purchasing, leasing, ordering, or arranging for or recommending, any good, facility, service or item for which payment may be made in whole or in part under federal healthcare programs, such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The term “remuneration” expressly includes kickbacks, bribes, or rebates and also has been broadly interpreted to include anything of value, including for example, gifts, discounts, meals, entertainment, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value.

76

There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Statute. These statutory exceptions and safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they may not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or safe harbors does not necessarily mean that it is per se illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the intent standard under the federal Anti-Kickback Statute was amended under the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, which is discussed below.

Federal Civil False Claims Act

The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting or causing to be presented a false or fraudulent claim to, or the knowing use of false statements to obtain payment from or approval by, the federal government. Suits filed under the federal civil False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years, causing more healthcare companies to have to defend a case brought under the federal civil False Claim Act. If an entity is determined to have violated the federal civil False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Many comparable state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government.

Federal Physician Self-Referral Prohibition

We may also be subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare and Medicaid patients for designated health services (which include clinical laboratory services) to such entity, unless an exception applies. Similarly, entities may not bill Medicare, Medicaid or any other party for services furnished pursuant to a prohibited referral. Many states have their own self-referral laws as well, which in some cases apply to all third-party payors, not just Medicare and Medicaid.

Federal Civil Monetary Penalties Statute

The federal Civil Monetary Penalties Statute, among other things, imposes fines against any person or entity who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

Health Insurance Portability and Accountability Act of 1996

The federal Health Insurance Portability and Accountability Act (“HIPAA”) created several new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act(“HITECH”), and their implementing regulations established uniform standards for certain covered entities, which are healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information. Among other things, HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The Federal Physician Payments Sunshine Act

The federal Physician Payment Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to CMS, information related to “payments or other transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and to report annually to CMS ownership and investment interests held by physicians, as defined above, and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1.0 million per year for “knowing failures.”

77

State Law Equivalents

Many states have also adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as laws that restrict our marketing activities with health care professionals and entities, and require us to track and report payments and other transfers of value, including consulting fees, provided to certain healthcare professionals and entities. Some states mandate implementation of compliance programs to ensure compliance with these laws. We also are subject to foreign fraud and abuse laws, which vary by country.

Healthcare Reform

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the drug and medical device industries. The ACA will impact existing government healthcare programs and will result in the development of new programs. The ACA’s provisions of importance include, but are not limited to, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the Unites States, with limited exceptions, effective January 1, 2013.

In addition, the ACA and its implementing regulations, among other things, revised the methodology for calculation of rebates owed by manufacturers to the state and federal government for covered outpatient drugs and certain biologics, including our product candidates, under the Medicaid Drug Rebate Program, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the “ATRA”) which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. In March 2013, the President signed an executive order implementing sequestration, and in April 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In addition, Congress often uses the Medicare program for pay for legislation. For example, on April 16, 2015, President Obama signed into law the “Medicare Access and CHIP Reauthorization Act of 2015” (“MACRA”). MACRA repealed the Medicare sustainable growth rate formula that had been used to determine payment levels under the Medicare physician fee schedule (“PFS”), and established a new method to update payments for physicians and other providers paid under the PFS. Congress reduced Medicare payments for several categories of providers and made changes to Medicare policies to offset the cost of the bill. It is possible that future legislation and regulations may include Medicare payment reductions or policy changes that result in reduced payments, increased burdens or increased operating costs.

The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs, which could have a material adverse effect on our business operations. Efforts to significantly amend or repeal the ACA continue and if passed could have a significant impact on important aspects of our business including medical device and drug pricing, Medicare payment reductions or policy changes that result in reduced payments, or increased burdens or operating costs.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (“FCPA”), prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of such foreign official in her or her official capacity or to secure any other improper advantage in order to obtain or retain business. In addition to the antibribery provisions, the FCPA also obligates “issuers,” companies whose securities are registered pursuant to Section 12 of the Exchange Act or is required to file periodic and other reports with SEC under Section 15(d) of the Exchange Act to comply with the FCPA’s record keeping and internal controls provisions; the accounting provisions require a listed company to maintain books and records that, in reasonable detail, accurately and fairly reflect all transactions of the corporation, including international affiliates, and to devise and maintain an adequate system of internal accounting controls to assure management’s control authority, and responsibility over the company’s assets.

78

Export Controls and Economic Sanctions

Several U.S. statutes and regulations regulate the export from the United States of pharmaceutical products. Pursuant to the Export Administration Regulations, (“EAR”) the export (including re-exports and “deemed exports”) of commercial and “dual-use” products may require a license or be prohibited. A listing of the types of goods and services controlled for export by the EAR is on the Commerce Control List (“CCL”), which includes essentially all civilian science, technology, and engineering dual use items. For products listed on the CCL, a license will be required as a condition to export, unless an exclusion or license exception applies. Those items not explicitly included on the CCL are included in a broad category known as “EAR99.” Although a license may not generally be required for EAR99 designated items, a license will be required if the item will be shipped or otherwise transferred to a comprehensively embargoed country or for a potentially prohibited purpose.

The Commerce Department’s Office of Antiboycott Compliance and the Treasury Department’s Internal Revenue Service enforce anti-boycott compliance regulations that prohibit U.S. persons such as the Company from participating directly or indirectly with an economic boycott that is not recognized by the United States. The regulations include reporting requirements, prohibitions, and tax liabilities that may be incurred if the Company supports, even inadvertently, an economic boycott in which the U.S. does not participate

Pursuant to the Trading With the Enemy Act, the International Emergency Economic Powers Act, and other related statutes, regulations, and Executive Orders, the Treasury Department’s Office of Foreign Assets Control(“OFAC”), administers and enforces economic and trade sanctions that prohibit or restrict certain activities with embargoed countries, sanctioned entities, and sanctioned individuals for particular foreign policy and national security reasons. The scope of the sanctions varies significantly, but may include comprehensive restrictions on imports, exports, investment, and facilitation of foreign transactions involving a sanctioned jurisdiction, entity or person, as well as non-sanctioned persons and entities acting on behalf of sanctioned jurisdictions, entities or people. OFAC’s programs also prohibit U.S. persons, such as the Company, from transacting with any person or entity that is deemed to be a Foreign Sanctions Evader (foreign individuals and entities determined to have violated, attempted to violate, conspired to violate, or caused a violation of U.S. sanctions).

Other U.S. government agencies, including the U.S. Department of State, may maintain regulations that impact the Company’s ability to export pharmaceutical products from the United States. These broad range of U.S. export control laws and regulations obligate U.S. businesses to develop, maintain, and enforce an adequate system of internal controls to ensure compliance with such laws and regulations.

Employees

As of the date of this prospectus, we have 3 full and part-time employees. None of our employees is represented by a labor union, and we consider our relationship with our employees to be good.

Description of Property

We currently occupy approximately 300 square feet of office space in Charlottesville, Virginia that is provided at no cost by one of our members. Based on our projected operational needs, we believe that we will need to expand our offices and project our future lease expense to be between $1,000 - $2,000 per month. Other company personnel work remotely.

Legal Proceedings

We are subject to claims and legal actions that arise in the ordinary course of business from time to time. However, we are not currently subject to any claims or actions that we believe would have a material adverse effect on our financial position or results of operations.

79

MANAGEMENT

Board of Directors, Executive Officers and Key Employee

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members.

In accordance with the terms of our certificate of incorporation that will go into effect immediately prior to the closing of this offering, we will divide our board of directors into three classes, as follows:

●	Class I, which will consist of [ ], whose term will expire at our annual meeting of stockholders to be held in 2018;

●	Class II, which will consist of [ ] and [ ], whose terms will expire at our annual meeting of stockholders to be held in 2019; and

●	Class III, which will consist of [ ] and [ ], whose terms will expire at our annual meeting of stockholders to be held in 2020.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Set forth below are our directors and executive officers and their respective ages and positions as of the date of this prospectus:

Executive Officers and Directors	Age	Position(s) Held

William B. Stilley, III, MBA	49	Chief Executive Officer, President and Director
Joseph Truluck, MBA	39	Chief Operating Officer and Chief Financial Officer
J. Kermit Anderson	67	Director
Robertson H. Gilliland, MBA	36	Director
Tony Goodman	53	Director
Bankole A. Johnson, DSc, MD	57	Director, Chairman of the Board
Ming D. Li, PhD	55	Director
Leonard Meyer, JD	63	Director
James W. Newman, Jr.	74	Director
Kevin Schuyler, MBA, CFA	48	Director

There are no family relationships among any of our directors or executive officers. The executive officers and directors named above may act as authorized officers of the Company when so deemed by resolutions of the Company. Set forth below is a summary of the business experience of each of our directors and executive officers identified above and our key employee:

William B. Stilley, III, Chief Executive Officer and President

William B. Stilley has served as our Chief Executive Officer since December 2010, our Secretary and Treasurer since April 2012 and as a director since April 2011. Prior to joining ADial Pharmaceuticals, LLC, from August 2008 until December 2010 he was the Vice President, Business Development & Strategic Projects at Clinical Data, Inc. (NASDQ CLDA). At PGxHealth, Mr. Stilley worked on licensing and M&A transactions and was involved in management of Phase 3 clinical trials, production of Viibryd® for initial commercial launch of the product, and sourcing drug product and drug substance for the Phase 3 clinical trials of the Company’s vasodilator drug for myocardial stress imaging. From February 2002 to August 2008 Mr. Stilley was the COO and CFO of Adenosine Therapeutics, LLC where he ran the internal operations of the company, including research and development, and all financing activity, until Adenosine Therapeutics was acquired by Clinical Data, Inc. in August 2008. Mr. Stilley has advised both public and private companies on financing and M&A transactions, has been the interim CFO of a public company, the interim Chief Business Officer of Diffusion Pharmaceuticals from September 2015 through December 2015, and the COO and CFO of a number of private companies. Before entering the business community, Mr. Stilley served as Captain in the U.S. Marine Corps.

Mr. Stilley has an MBA with honors from the Darden School of Business and a B.S. in Commerce/Marketing from the McIntire School of Commerce at the University of Virginia. Until recently, he guest lectured at the Darden School of Business in two courses on the management of life science companies and serves on the Board of Virginia BIO, the statewide biotechnology organization. He also holds a patent for Stedivaze®, which is currently in Phase 3 clinical development.

We selected Mr. Stilley to serve on our board because he brings to the board extensive knowledge of the biotechnology industry. Having served in senior corporate positions in several biomedical companies, he has a vast knowledge of the industry and brings to the board significant executive leadership and operational experience as well as knowledge and experience of financing and M&A transactions. His business experience provides him with a broad understanding of the operational, financial and strategic issues facing public companies and his extensive knowledge financing and M&A will serve our company well in the future.

80

Joseph Truluck, Chief Operating Officer and Chief Financial Officer

Joseph Truluck has served as our Chief Operating officer since April 2017, our Chief Financial Officer since June 2017 and since May 2016 as our VP Operations and Finance. Since January 2013, Mr. Truluck has served as the VP Operations and Finance at Adenosine Therapeutics, LLC after the company reacquired its major drug development program. As VP, Operations & Finance, at Adenosine Therapeutics, Mr. Truluck has overseen the operations of the business, including seeing to completion a project to merge and analyze two partially completed Phase 3 trials to constitute a single trial. From April 2005 to July 2019, Mr. Truluck served as the Operations Manager of Adenosine Therapeutics’ until its purchase in August 2008 by Clinical Data. After the purchase of Adenosine Therapeutics’ operations by Clinical Data in August 2008, Mr. Truluck went on to gain an MBA from Tulane University with a concentration in Finance. After graduation, from July 2011 until March 2012, he co-founded and served as the VP Operations and Finance for Beonten, Inc., a software development company. Beonten’s goal was the creation of a software platform for knowledge management and sharing. Beonten was a Semi-Finalist in the prestigious MIT 100K business plan competition. In addition to his MBA at Tulane, Mr. Truluck earned an MA in Philosophy at the University of Virginia, with a thesis in the area of modal semantics.

J. Kermit Anderson, Director

J. Kermit Anderson has served as a director since February 2015. He has served as the VP and Chief Financial Officer at Cumberland Development Co. since 2007. Cumberland is a privately held company evaluating and overseeing investments in minerals exploration, life sciences, and real estate for a family office. Mr. Anderson has over forty years of experience in financial and development roles for a number of companies. He holds widely diversified experience in financial planning and reporting, accounting, forecasting, pricing, GAAP reporting and contract negotiations including benefits and compensation. His career is split almost equally between public and private companies including major sales and acquisitions. He has held various positions in energy businesses including Massey Energy, AMVEST and Cumberland Resources Corporation working on the sale of the companies for the last two roles. Mr. Anderson has worked extensively on startups for Massey and AMVEST including the move to a new business area with AMVEST. He received his BS-BA from West Virginia University in 1972.

We selected Mr. Anderson to serve on our board because he brings extensive industry experience in corporate development and finance. His prior service with other public companies provides experience related to good corporate governance practices.

Robertson H. Gilliland, MBA, Director

Mr. Gilliland has served as a director since September 2014. Since July 2013, he has been a Principal at Keller Enterprises, LLC, a family office that invests and manages private capital. As a principal, Mr. Gilliland is responsible for sourcing, vetting and managing a variety of private direct investments and spearheading internal initiatives. Prior to joining Keller Enterprises, Mr. Gilliland attended business school beginning in 2011 and was previously a Director at the Brunswick Group, where he specialized in strategic communications and investor relations around mergers and acquisitions. During his tenure at Brunswick, Mr. Gilliland worked on over 35 multi-billion dollar M&A transactions. He has his MBA from the University of Michigan’s Ross School of Business, where he graduated with honors.

We selected Mr. Gilliland to serve on our board because he brings extensive knowledge of the financial markets. Mr. Gilliland’s business background provides him with a broad understanding of the financial markets and the financing opportunities available to us.

Tony Goodman, Director

Tony Goodman has served as a director since July 2017. Mr. Goodman’s career spans over 23 years in Pharma and Biotech. Mr. Goodman is the Founder/Managing Director of Keswick Group, LLC, a Biotech Strategic Commercial and Business Development Advisory Firm. From October 2014 until February 2017, he served as the Chief Business Development Officer of Indivior PLC (INDV, FTSE 500) and a member of the executive team which brought Indivior public as a demerger from Reckitt Benckiser Pharmaceuticals, Inc. Mr. Goodman held many leadership positions at Reckitt Benckiser Pharmaceuticals from October 2009 until October 2014 that include: Global Director, Commercial Development and Strategic Planning; Global Head, Category Development; Director of US Business Development and Director of US Commercial Managed Care. Mr. Goodman has also served as the Director of Strategic Marketing and Business Development at PRA International and Group Product Manager, Marketing and Director of the Managed Health Strategies Group at Purdue Pharmaceuticals L.P. Mr. Goodman graduated from Marshall University, with a degree in Business Administration and is currently a Full Board Executive with the National Association of Corporate Directors (“NACD”).

We selected Mr. Goodman to serve on our board because he brings extensive knowledge of the addiction and pharmaceuticals industry and his significant strategic development experience. Mr. Goodman’s position at the NACD provides him with a broad understanding of the role of directors and corporate governance issues facing public companies.

Bankole A. Johnson, Director and Chairman of the Board

Professor Bankole Johnson has served as the Chairman of our Board since November 2010. Dr. Johnson is a world-leading neuroscientist and a pioneer in the development of medications for the treatment of alcohol abuse and is the inventor of all patents covering AD04. In August 2013 he was appointed Chair of the Department of Psychiatry at the University of Maryland School of Medicine and also leads the new Brain Science Research Consortium Unit at the University of Maryland. Previously, from 2004 until August 2013, he served as Alumni Professor and Chairman of the Department of Psychiatry and Neurobehavioral Sciences at the University of Virginia.

Professor Johnson graduated in Medicine from Glasgow University in 1982 and trained in Psychiatry at the Royal London and Maudsley and Bethlem Royal Hospitals. Additional to his medical degree, he trained in research at the Institute of Psychiatry (University of London) and conducted studies in neuropsychopharmacology for his doctoral thesis (degree from Glasgow University) on the Medical Research Council unit at Oxford University. More recently, in 2004, Professor Johnson earned his Doctor of Science degree in Medicine from Glasgow University—the highest degree that can be granted in science by a British university. His primary area of research expertise is the psychopharmacology of medications for treating addictions.

81

Professor Johnson is a licensed physician and board-certified psychiatrist throughout Europe and in the U.S. He is the Principal Investigator on National Institutes of Health (NIH)-funded research studies utilizing neuroimaging, neuropharmacology, and molecular genetics techniques. Professor Johnson’s clinical expertise is in the fields of addiction, biological, and forensic psychiatry. Honors include service on numerous NIH review and other committees including special panels.

Professor Johnson was the 2001 recipient of the Dan Anderson Research Award for his “distinguished contribution as a researcher who has advanced the scientific knowledge of addiction recovery.” He received the Distinguished Senior Scholar of Distinction Award in 2002 from the National Medical Association. Professor Johnson also was an inductee of the Texas Hall of Fame in 2003 for contributions to science, mathematics, and technology, and in 2006 he received the American Psychiatric Association’s (APA’s) Distinguished Psychiatrist Lecturer Award. In 2007, he was named as a Fellow in the Royal College of Psychiatrists, and in 2008 he was elected to the status of Distinguished Fellow of the APA. In 2009, he received the APA’s Solomon Carter Fuller Award, honoring an individual who has pioneered in an area that has benefited significantly the quality of life for Black people. In 2010, he was named as a Fellow in the American College of Neuropsychopharmacology. Professor Johnson is Field Editor-in-Chief of Frontiers in Psychiatry, serves on the Editorial Board of The American Journal of Psychiatry, and reviews for over 30 journals in pharmacology, neuroscience, and the addictions. He has over 200 publications (h-index = 50; see http://en.wikipedia.org/wiki/H-index). Professor Johnson also has edited three books: Drug Addiction and Its Treatment: Nexus of Neuroscience and Behavior, Handbook of Clinical Alcoholism Treatment, and Addiction Medicine: Science and Practice, one of the foremost reference textbooks in the field.

Bankole Johnson has served as a consultant to Johnson & Johnson (Ortho-McNeil Janssen Scientific Affairs, LLC), Transcept Pharmaceuticals, Inc., D&A Pharma, Organon, ADial Corporation, Psychological Education Publishing Company (PEPCo LLC), and Eli Lilly and Company. He also has served on the Extramural Advisory Board for NIAAA (2004-present), the National Advisory Council for NIDA (2004-2007), the Medications Development Subcommittee of NIDA’s Advisory Council on Drug Abuse (2004-2007), and the Medications Development Scientific Advisory Board for NIDA (2005-2009). In addition, he has been the recipient of research grant support from both NIAAA and NIDA.

We selected Professor Johnson to serve on our Board as our Chairman because he brings extensive knowledge of neuropsychopharmacology and psychopharmacology of medications for treating addictions. Having significant clinical expertise in the fields of addiction, biological, and forensic psychiatry, he has a vast knowledge of and contacts throughout the industry.

Ming D. Li, PhD, Director

Professor Li has served as a director since April 2011 and is world-renowned for his research into human genetics and genomics, pharmacogenetics, precision medicine and molecular neuroscience of drug addiction. Since 2005, Dr. Li has held various positions at the University of Virginia including serving as the Jean and Ronald Butcher Eminent Professor of Genetics and Neurosciences in Psychiatry, Head of the Neurobiology Section, and Vice Chairman of Research in the Department of Psychiatry and Neurobehavioral Sciences. Dr. Li has been tenured faculty and administrator for several universities including the University of Virginia, University of Texas Health Science Center at San Antonio, and University of Tennessee Health Science Center. His current research focuses on discovering molecular markers that may identify those at risk for addictions and other psychiatric disorders and diseases and that may allow tailoring of treatment for patients with addictions and other psychiatric disorders and diseases.

We selected Professor Li to serve on our board because he brings extensive knowledge of human genetics, genomics, pharmacogenetics and drug addiction. His genetics and pharmacology expertise aids in the understanding of the detailed science behind our intellectual property.

Leonard J. Meyer, Director

Mr. Meyer has served as a director since June 2014. Mr. Meyer has been an attorney with the law firm of Zimmerman, Axelrad, Meyer, Stern & Wise, P.C. since 1990. He has extensive experience in plaintiff and defense civil trial work in state and federal courts, and in arbitration proceedings. His practice and trial work has involved a wide variety of commercial, consumer, family and probate issues involving, among other things, contracts, partnerships, corporate matters, accounting issues, construction defects, real estate title disputes, condemnation proceedings, employment, promissory notes, usury, banking practices, fraud, fraudulent transfers, professional legal malpractice, personal injury, breaches of fiduciary duty, collections, will contests, and securities law violations (including defense of insider trading claims and claims of brokerage regulatory violations). Mr. Meyer’s practice has also long included representation of brokerage firm customers in arbitration complaints before FINRA (formerly the NASD and the NYSE), along with representation of brokers, brokerage firm managers and principals in employment disputes and in securities regulatory matters before the NASD, NYSE, FINRA and SEC. Mr. Meyer has also been a member of the national organization of attorneys engaged in the practice of representation of public customers in arbitration proceedings, known as the Public Investors Arbitration Bar Association (PIABA) for approximately twenty years.

We selected Mr. Meyer to serve on our board because of his strong legal expertise. Having negotiated many types of contracts, partnerships and other corporate matters over his legal career, he has a vast knowledge of the legal issues which companies similar to us may face.

82

James W. Newman, Jr., Director

James W. Newman, Jr. has served as a director since February 2017. Since 2002, he served as the Chairman, President and director of Medical Predictive Science Corporation (“MPSC”), a medical device company that translates ICU research discoveries to the patient’s bedside and develops predictive technology that detects imminent, catastrophic illness. MPSC’s HeRO is a pioneering monitoring system for premature infants which detects early signs of distress commonly caused by infection and other potentially life-threatening illnesses. He has also served as part of the management team of Newman Company, a real estate company, since 1980, for which he still works and is the sole owner. In the mid-1990s he began making capital investments in several “start-up” companies, including Charlottesville-based Medical Automation Systems, a major provider of information management systems for point-of-care testing, which was acquired by Massachusetts-based Alere Inc. in 2011. His investments have covered a wide range of fields, encompassing everything from biotechnology, bio-informatics, education, and telecommunications, as well as mechanical inventions. He is particularly interested in investments in the medical field that improve healthcare, but do so at a reduced cost to consumers. Mr. Newman received a B.A. degree from Upsala College in 1968.

We selected Mr. Newman to serve on our board because he brings a strong business background to our company and adds significant strategic, business and financial experience. Mr. Newman’s business and finance background provides him with a broad understanding of the issues faced by companies similar to us.

Kevin Schuyler, CFA – Director

Kevin Schuyler has served as a director since April 2016. Since 2006 he has served as a senior managing director at CornerStone Partners LLC, a full service CIO and investment office located in Charlottesville, VA. Prior to joining CornerStone Partners in 2006, he was chief investment officer, vice president, and director of finance and investments for The Nature Conservancy, the world’s largest not-for-profit conservation organization. Before The Nature Conservancy, he was a commodity trader and manager for Louis Dreyfus Corporation, a management consultant with McKinsey & Company, and an entrepreneur. Kevin serves on various boards and committees of Sentara Martha Jefferson Hospital and Stone Barns Center. He is a member of the investment committee of the Margaret A. Cargill Philanthropies. Kevin graduated with honors from Harvard College and received his MBA from The Darden Graduate School of Business at the University of Virginia. He is a member of the Chartered Financial Analyst Society of Washington, DC.

We selected Mr. Schuyler to serve on our board because he brings extensive knowledge of the financial markets. Mr. Schuyler’s business background provides him with a broad understanding of the financial markets and the financing opportunities available to us.

Key Employee

Tomasz Zastawny, Chief Development Officer

Dr. Zastawny has served as our Chief Development Officer since July 2017. Dr. Zastawny has over 25 years of experience in all aspects of pharmaceutical product development, including regulatory and regulatory strategy, managing, planning, designing and conducting domestic and international clinical studies compliance, and preparation of products for commercial launch. He has led or otherwise participated in more than 150 clinical trials, both domestic and internationally. Recently, he has been the CEO of ECRC, LLC, which he founded in 2008 and which provides consulting services to a number of US and international biopharmaceutical companies, with a focus on the development of strategy and the commercialization of pharmaceuticals and medical devices. He is also a partner in Quark Ventures, a life sciences VC fund, since August 2015. During his career Dr. Zastawny has served in numerous senior positions with responsibility for drug development, most recently serving as VP of Drug Development at Amrita Therapeutics from August 2015 to September 2016 and as a VP of R&D for Boston Therapeutics from September 2012 to May 2015. He began his career in the contract research industry, including serving as the President, Central & Eastern European Units at PRA International, a global CRO, where he was responsible for the all clinical trials in the region.

Dr. Zastawny is a frequent speaker at numerous domestic and international conferences, is the author and co-author of over 80 articles and publications and co-author of the book on clinical aspects of drug development.  He received his Ph.D. in Medical Sciences at Nicolaus Copernicus University in Bydgoszcz, Poland and his D.Sc. in Biochemistry at the Polish Academy of Science in Warsaw, Poland.

Dr. Zastawny currently serves as our consultant on a part-time basis; however, upon the closing of this offering he will devote no less than 70% of his business time to our company.

Board Composition and Election of Directors

Our board of directors consists of eight members: Messrs. Kermit Anderson, Robertson Gilliland, Bankole Johnson, Ming Li, Leonard Meyer, James Newman, Kevin Schuyler, and William Stilley. Our board of directors has undertaken a review of its composition and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of Messrs. Kermit Anderson, Robertson Gilliland, Ming Li, Leonard Meyer, James Newman, and Kevin Schuyler is “independent” under the applicable rules of the SEC and NASDAQ and that neither Messrs. Stilley, nor Dr. Johnson is “independent” as defined under the such rules. In making such determination, our board of directors considered the relationship that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his independence, including the beneficial ownership of our capital stock by each non-employee director. Mr. Stilley is not an independent director under these rules because he is our Chief Executive Officer and President and Dr. Johnson is not an independent director under these rules because of the payments that have been made by us to Dr. Johnson in 2014 for his employment by the Company as a consultant and Chairman with executive powers.

83

Corporate Governance

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The members of our Audit Committee are Messrs. Schuyler and Gilliland, each of whom has been determined by our board of directors to be independent under applicable NASDAQ and SEC rules and regulations. Mr. Schuyler is the chair of the Audit Committee. Our Audit Committee’s responsibilities include, among others:

●	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

●	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

●	monitoring our internal control over financial reporting, disclosure controls and procedures;

●	overseeing our internal audit function;

●	discussing our risk management policies;

●	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

●	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

●	reviewing and approving or ratifying any related person transactions; and

●	preparing the Audit Committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our Audit Committee.

Our board of directors has determined that Mr. Schuyler is an “audit committee financial expert” as defined in applicable SEC rules.

Compensation Committee

The members of our Compensation Committee are Messrs. Anderson and Newman, each of whom has been determined by our board of directors to be independent under current NASDAQ and SEC rules and regulations. Mr. Anderson is the chair of the Compensation Committee. Our Compensation Committee’s responsibilities include, among others:

●	reviewing and approving annually the corporate goals and objectives applicable to the compensation of the Chief Executive Officer, evaluating at least annually the Chief Executive Officer’s performance in light of those goals and objectives, and determining and approving the Chief Executive Officer’s compensation level based on this evaluation;

●	reviewing and approving the compensation of all other executive officers;

●	reviewing and approving and, when appropriate, recommending to the board of directors for approval, incentive compensation plans and equity-based plans, and where appropriate or required, recommending for approval by the stockholders of the Company, the adoption, amendment or termination of such plans; and administering such plans;

●	reviewing and approving the executive compensation information included in the Company’s annual report on Form 10-K and proxy statement;

●	reviewing and approving or providing recommendations with respect to any employment agreements or severance arrangements or plans; and

●	reviewing director compensation and recommending any changes to the board of directors.

84

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Messrs. Newman, Li, and Meyer, each of whom has been determined by our board of directors to be independent under current NASDAQ rules. Mr. Newman is the chair of the Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee’s responsibilities include, among others:

●	identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders;

●	recommending committee and chairperson assignments for directors to the board of directors;

●	developing, subject to the board of directors’ approval, a process for an annual evaluation of the board of directors and its committees and to oversee the conduct of this annual evaluation;

●	overseeing the Company’s corporate governance practices, including reviewing and recommending to the board of directors for approval any changes to the documents and policies in the Company’s corporate governance framework, including its certificate of incorporation and bylaws; and

●	monitoring compliance with the Company’s Code of Business Conduct and Ethics, investigating alleged breaches or violations thereof and enforcing its provisions.

Board of Directors Leadership Structure

Our largest stockholder also serves as the Chairman of our board of directors. Our board of directors does not have a lead independent director. Our board of directors has determined its leadership structure is appropriate and effective for us, given our stage of development.

Risk Oversight

Our board of directors monitors our exposure to a variety of risks through our Audit Committee. Our Audit Committee charter gives the Audit Committee responsibilities and duties that include discussing with management, the internal audit department and the independent auditors our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics and the written charter for the audit committee, compensation committee and nominating and corporate governance committee are be available on our website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

None of our directors or executive officers, nor any associate of such individual, is involved in a legal proceeding adverse to us.

85

EXECUTIVE COMPENSATION

Summary Compensation Table (2016 and 2015)

The following table sets forth the information as to compensation paid to or earned by our executive officers whose total compensation did exceed $100,000. The person listed in the following table is referred to herein as the “named executive officer.”

Name and Principal Position	Fiscal Year	Salary	Profits Interest Unit Award(s)		All Other Compensation		Total
William B. Stilley Chief Executive Officer	2016	$35,773	$62,909	(1)	$24,164	(3)	$122,846
and Member of the Board Directors	2015	87,950	125,422	(1,2)	28,711	(3)	242,083

(1)	Related to issuance on April 17, 2015 of 487,600 Profits Interest Units with a Distribution Reduction to $0.50 per unit and with a right of repurchase expiring on August 16, 2017 ratably per month over 26 months. Represents the aggregate fair value of awards computed in accordance with FASB ASC topic 718.

(2)	Related to modification of the Distribution Reduction of 170,500 previously issued Profits Interest Units from $1.42 per unit to $0.50 per unit.

(3)	The all other compensation column is comprised of (i) a contribution by our company to an HSA ($3,000 for 2016 and $6,000 for 2015); (ii) the payment by our company of insurance premiums including life, dental, vision ($19,524 for 2016 and $21,219 for 2015); and (iii) cell phone payments ($1,640 for 2016 and $1,492 for 2015).

Employment and Consulting Agreements

We are currently a party to an employment agreement with Mr. Stilley and a consulting agreement with Mr. Truluck. Effective upon the closing of this offering, we will enter into new employment agreements with each of Messrs. Stilley and Truluck and Dr. Zastawny.

Current Employment Agreement with William Stilley

Effective December 6, 2010, we entered into an Executive Employment Agreement (“EEA”) with William Stilley (“Stilley”), our Chief Executive Officer. The agreement was for a term of one year and renews annually unless notice is provided 30 days prior to the renewal date. The agreement provides for an annual base salary of $210,000 and for one year of severance. On August 17, 2016, we and Mr. Stilley entered into a Salary Forbearance Agreement with the following key terms:

●	Mr. Stilley forgave past and future salary and severance owed under the EEA in order to facilitate fundraising activities and in return for a general release from us and subject to the following:

●	We would pay Mr. Stilley a salary that is reasonable given our financial position (in the good faith determination of the Board, and which amount for the next few months will be $5,000 per month).

●	Upon receipt by us of $1 million or more in funding, Mr. Stilley’s full salary and other provisions of the EEA would be reinstated from that point forward.

●	The full amount forgiven could be used to offset any claims by us against Mr. Stilley if we take action against him (except for criminal activities).

86

●	If Dr. Johnson gains control of our company by either controlling the Board or controlling 50% of the voting interests, the full amount forgiven would be once more be due and payable to Mr. Stilley. This creates a risk to us that the amount becomes due, but we believe the deterrent effect is a benefit to a majority of the current Members of the Company.

●	Additionally, Mr. Stilley has agreed that any such liability due to this provision would be subordinate to our outstanding convertible notes.

●	Mr. Stilley may perform work for third parties as long as he continues to reasonably perform his duties for us. The Board has granted such dispensation previously, and believes Mr. Stilley’s consultancy to third parties has been beneficial to us due to the connections Mr. Stilley makes during such activities.

Current Consulting Agreement with Joseph Truluck

Mr. Truluck is currently serving as an independent contractor and receives compensation of $2,200 per month for his services. However, upon consummation of the initial public offering, this agreement will be superseded by the employment agreement described below.

Options Granted to Tomasz Zastawny

Dr. Zastawny is currently serving as an independent contractor and has been issued options to purchase units in the Company as his compensation. Upon the closing of this offering, the employment agreement with Dr. Zastawny described below will become effective.

Employment Agreements with William B. Stilley, Joseph Truluck and Tomasz H. Zastawny to be Effective Upon the Closing of this Offering

Effective upon the closing of this offering, we intend to enter into a five-year employment agreement with Mr. Stilley to continue to serve as our Chief Executive Officer (the “Stilley EA”). Under the Stilley EA, Mr. Stilley will receive an annual salary of $350,000 and has a target bonus opportunity equal to 30% of that salary. Mr. Stilley’s annual salary will be subject to increase at the discretion of our board of directors. Our board of directors may, in its discretion, pay a portion of Mr. Stilley’s annual bonus in the form of equity or equity-based compensation, provided that commencing with the year following the year in which a Change of Control (as defined in the Stilley EA) occurs, Mr. Stilley’s annual bonus will be paid in cash. Mr. Stilley will also subject to certain restrictive covenants, including a non-competition, customer non-solicitation and employee and independent contractor non-solicitation (each applicable during employment and for 24 months thereafter), as well as confidentiality and non-disparagement restrictions (each applicable during employment and at all times thereafter).

Effective upon the closing of this offering, we intend to enter into a three-year employment agreement with Joseph Truluck to serve as our Chief Operating Officer and Chief Financial Officer (the “Truluck EA”). Under the Truluck EA, Mr. Truluck will devote no less than 50% of his business time to the affairs of the Company. He will receive an annual salary of $143,000 and has a target bonus opportunity equal 20% of that salary. Mr. Truluck’s annual salary is subject to increase at the discretion of our board of directors. Our board of directors may, in its discretion, pay a portion of Mr. Truluck’s annual bonus in the form of equity or equity-based compensation. Mr. Truluck is also subject to certain restrictive covenants, including a non-competition, customer non-solicitation and employee and independent contractor non-solicitation (each applicable during employment and for 24 months thereafter), as well as confidentiality and non-disparagement restrictions (each applicable during employment and at all times thereafter).

Effective upon the closing of this offering, we intend to enter into a three-year employment agreement with Tomasz H. Zastawny to serve as our Chief Development Officer (the “Zastawny EA”). Under the Zastawny EA, Dr. Zastawny will devote no less than 70% of his business time to the affairs of the Company. He will receive an annual salary of $260,000 and has a target bonus opportunity equal to 20% of his base salary. Dr. Zastawny’s annual salary is subject to increase at the discretion of our board of directors. Our board of directors may, in its discretion, pay a portion of Dr. Zastawny’s annual bonus in the form of equity or equity-based compensation. Dr. Zastawny is also subject to certain restrictive covenants, including a non-competition, customer non-solicitation and employee and independent contractor non-solicitation (each applicable during employment and for 24 months thereafter), as well as confidentiality and non-disparagement restrictions (each applicable during employment and at all times thereafter).

87

In the event that Mr. Stilley’s, Mr. Truluck’s or Dr. Zastawny’s (each an “Executive”) employment is terminated by the Company other than for Cause, death or Disability or upon his resignation for Good Reason (as such terms are defined in the Employment Agreement), the Executive will be entitled to any unpaid bonus earned in the year prior to the termination, a pro-rata portion of the bonus earned during the year of termination, continuation of base salary for 12 months for Mr. Stilley and Mr. Truluck (6 months in the case of Dr. Zastawny), plus 12 months of COBRA premium reimbursement. If Mr. Stilley’s termination occurs within 60 days before or within 24 months following a Change of Control, then Mr. Stilley will be entitled to receive the same severance benefits as provided above except he will receive (a) a payment equal to two times the sum of his base salary and the higher of his target annual bonus opportunity and the bonus payment he received for the year immediately preceding the year in which the termination occurred instead of 12 months of base salary continuation and (b) 24 times the monthly COBRA premium for himself and his eligible dependents instead of 12 months of COBRA reimbursements (the payments in clauses (a) and (b) are paid in a lump sum in some cases and partly in a lump sum and partly in installments over 12 months in other cases). In addition, if Mr. Stilley’s employment is terminated by the Company without Cause or by the Executive for Good Reason, in either case, upon or within 24 months following a Change of Control, then the Executive will be entitled to full vesting of all equity awards received by the Executive from the Company (with any equity awards that are subject to the satisfaction of performance goals deemed earned at not less than target performance).

In the event that the Executive’s employment is terminated due to his death or Disability, the Executive (or his estate) will be entitled to any unpaid bonus earned in the year prior to the termination, a pro-rata portion of the bonus earned during the year of termination, 12 months of COBRA premium reimbursement and accelerated vesting of (a) all equity awards received in payment of base salary or an annual bonus and (b) with respect to any other equity award, the greater of the portion of the unvested equity award that would have become vested within 12 months after the termination date had no termination occurred and the portion of the unvested equity award that is subject to accelerated vesting (if any) upon such termination under the applicable equity plan or award agreement (with performance goals deemed earned at not less than target performance, and with any equity award that is in the form of a stock option or stock appreciation right to remain outstanding and exercisable for 12 months following the termination date or, if longer, such period as provided under the applicable equity plan or award agreement (but in no event beyond the expiration date of the applicable option or stock appreciation right)).

All severance is subject to the execution and non-revocation of a release of claims by the Executive or his estate, as applicable.

For purpose of the 2017 Stilley EA, Truluck EA and Zastawny EA, “Good Reason” is defined as the occurrence of any of the following events without the respective Executive’s consent: (i) a material reduction in the Executive’s duties, responsibilities or authority; (ii) a material reduction of the Executive’s base salary; (iii) failure or refusal of a successor to the Company to either materially assume the Company’s obligations under the employment agreement or enter into a new employment agreement with the Executive on terms that are materially similar to those provided under this Agreement, in any case, in the event of a Change of Control; (iv) relocation of the Executive’s primary work location that results in an increase in the Executive’s one-way driving distance by more than twenty-five (25) miles from the Executive’s then-current principal residence; or (v) a material breach of the employment agreement by the Company.

For purposes of the 2017 Stilley EA Truluck EA and Zastawny EA, “Cause” is defined as that the Executive shall have engaged in any of the following acts or that any of the following events shall have occurred, all as determined by the board of directors in its sole and absolute discretion: (i) conviction for, or entering of a plea of guilty or nolo contendere (or its equivalent under any applicable legal system) with respect to (A) a felony or (B) any crime involving moral turpitude; (ii) commission of fraud, misrepresentation, embezzlement or theft against any person; (iii) engaging in any intentional activity that injures or would reasonably be expected to injure (monetarily or otherwise), in any material respect, the reputation, the business or a business relationship of the Company or any of its affiliates; (iv) gross negligence or willful misconduct in the performance of the Executive’s duties to the Company or its affiliates under this Agreement, or willful refusal or failure to carry out the lawful instructions of the Board that are consistent with the Executive’s title and position; (v) violation of any fiduciary duty owed to the Company or any of its affiliates; or (vi) breach of any restrictive covenant (as defined) or material breach or violation of any other provision of the employment agreement, of a written policy or code of conduct of the Company or any of its affiliates (as in effect from time to time) or any other agreement between the Executive and the Company or any of its affiliates. Except when such acts constituting Cause which, by their nature, cannot reasonably be expected to be cured, the Executive will have twenty (20) days following the delivery of written notice by the Company of its intention to terminate the Executive’s employment for Cause within which to cure any acts constituting Cause.

88

For the purposes of the Stilley EA, Truluck EA and Zastawny EA, “Change in Control” is defined as: (i) any person or entity becoming the beneficial owner, directly or indirectly, of our securities representing over fifty (50%) percent of the total voting power of all its then outstanding voting securities; (ii) a merger or consolidation of us in which our voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation; (iii) a sale of substantially all of our assets or our liquidation or dissolution; or (iv) during any period of twelve (12) consecutive months, our current directors, together with any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the directors then still in office, cease for any reason to constitute at least a majority of the Board.

Equity Compensation Grants

On July 1, 2017, we granted to each of Mr. Stilley and Mr. Truluck an option to purchase 279,000 and 162,000 Class A Units, respectively, at an exercise price of $1.06 per unit, vesting as to 1/6th of the Class A Units on the six month anniversary of the date of the grant and the remaining Class A Units vesting as to 1/36th of the Class A Units over the remaining 30 months. The options have a term of ten years.

On July 26, 2017, we granted to each of Dr. Zastawny an option to purchase 186,000 Class A Units at an exercise price of $1.06 per unit. 93,000 Options vest over three years, the first 1/6th vesting only after 6 months, then 1/36th vesting each month for the remaining 30 months; and 93,000 Options will commence vesting at the IPO with 1/36 vesting each month thereafter for 36 months. The options have a term of ten years.

2017 Equity Incentive Plan

Prior to the closing of this offering, we intend to adopt the Adial Pharmaceuticals, Inc. 2017 Equity Incentive Plan (the “2017 equity incentive plan”). Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2017 equity incentive plan is 2,000,000 shares.

The principal provisions of the 2017 equity incentive plan are summarized below.

Administration

The 2017 equity incentive plan generally will be administered by our Compensation Committee, which has been appointed by the board of directors to administer the 2017 equity incentive plan. The Compensation Committee will have full authority to establish rules and regulations for the proper administration of the 2017 equity incentive plan, to select the employees, directors and consultants to whom awards are granted, and to set the date of grant, the type of award and the other terms and conditions of the awards, consistent with the terms of the 2017 equity incentive plan.

Eligibility

Persons eligible to participate in the 2017 equity incentive plan include all of our employees, directors and consultants.

Awards

The 2017 equity incentive plan provides for the grant of: (i) incentive stock options; (ii) nonstatutory stock options; (iii) stock appreciation rights; (iv) restricted stock; and (v) other stock-based and cash-based awards to eligible individuals. The terms of the awards will be set forth in an award agreement, consistent with the terms of the 2017 equity incentive plan. No stock option will be exercisable later than ten years after the date it is granted.

The 2017 equity incentive plan permits the grant of awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended.

89

Stock Options

The Compensation Committee may grant incentive stock options as defined in Section 422 of the Code, and nonstatutory stock options. Options shall be exercisable for such prices, shall expire at such times, and shall have such other terms and conditions as the Compensation Committee may determine at the time of grant and as set forth in the award agreement; however, the exercise price must be at least equal to 100% of the fair market value at the date of grant. The option price is payable in cash or other consideration acceptable to us.

Stock Appreciation Rights

The Compensation Committee may grant stock appreciation rights with such terms and conditions as the Compensation Committee may determine at the time of grant and as set forth in the award agreement. The grant price of a stock appreciation right shall be determined by the Compensation Committee and shall be specified in the award agreement; however, the grant price must be at least equal to 100% of the fair market value of a share on the date of grant. Stock appreciation rights may be exercised upon such terms and conditions as are imposed by the Compensation Committee and as set forth in the stock appreciation right award agreement.

Restricted Stock

Restricted stock may be granted in such amounts and subject to the terms and conditions as determined by the Compensation Committee at the time of grant and as set forth in the award agreement. The Compensation Committee may impose performance goals for restricted stock. The Compensation Committee may authorize the payment of dividends on the restricted stock during the restricted period.

Other Awards

The Compensation Committee may grant other types of equity-based or equity-related awards not otherwise described by the terms of the 2017 equity incentive plan, in such amounts and subject to such terms and conditions, as the Compensation Committee shall determine. Such awards may be based upon attainment of performance goals established by the Compensation Committee and may involve the transfer of actual shares to participants, or payment in cash or otherwise of amounts based on the value of shares.

Amendment and Termination

Our board of directors may amend the 2017 equity incentive plan at any time, subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of the NASDAQ or any other market or stock exchange on which the common stock is at the time primarily traded. Additionally, stockholder approval will be specifically required to (i) increase the number of shares available for issuance under the 2017 equity incentive plan, or (ii) decrease the exercise price of any outstanding option or stock appreciation right granted under the 2017 equity incentive plan.

Our board of directors may terminate the 2017 equity incentive plan at any time. Unless sooner terminated by the Board, the 2017 equity incentive plan will terminate on the close of business on [ ] 2027.

Miscellaneous

The 2017 equity incentive plan also contains provisions with respect to payment of exercise prices, vesting and expiration of awards, treatment of awards upon the sale of our company, transferability of awards, and tax withholding requirements. Various other terms, conditions, and limitations apply, as further described in the 2017 equity incentive plan.

90

Indemnification Agreements

Upon the IPO, we intend to enter into agreements with each Executive and each director under which we will be required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because the Executive or director is or was one of our executive officers. We will be obligated to pay these amounts only if the Executive or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests.  With respect to any criminal proceeding, we will be obligated to pay these amounts only if the Executive or director had no reasonable cause to believe his/her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Non-Employee Director Compensation

2016 Compensation of Directors

Since 2014, our directors have not received any compensation for their service as directors. Commencing after this offering, directors who are not employees will receive compensation for their service as directors, including service as members of each committee on which they serve.

On July 1, 2017, the board of directors approved a plan for the annual cash compensation of directors, to commence upon the completion of this offing, as follows:

	Board	Audit Committee	Compensation Committee	Nominating & Governance Committee
Chair	$23,750	$15,000	$10,000	$7,000
Member	$20,000	$6,000	$5,000	$3,000

On July 1, 2017, the board of directors granted each non-executive director, other than Mr. Goodman who received the grant described below, an option to purchase 30,000 Class A Units at an exercise price of $1.06 per unit with vesting of the options over three years. The first 1/6th of the options vest 6 months after the date of the grant, then 1/36th vests each month for the remaining 30 months. The options have a term of ten years.

On July 1, 2017, Mr. Goodman was issued an option to purchase 60,000 Class A Units at an exercise price of $1.06 per unit, vesting monthly over a thirty-six (36) month period, subject to accelerated vesting upon (i) any transaction or series of related transactions by us or our equity holders in which a majority of the voting power of the members is transferred to one or more persons who were not previously equity holders, (ii) any merger or consolidation of us with or into any other entity, after which our members do not hold, either directly or indirectly, a majority of the voting equity of the surviving entity, or (iii) a sale of all or substantially all of our operating assets. The option is subject to adjustment upon recapitalizations, reclassifications, split-ups, consolidations and our merger or reorganization in the discretion of our board of directors and terminates to the extent not exercised upon the earlier of June 30, 2027 and ninety days after Mr. Goodman is no longer serving as a director.

91

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock immediately prior to and immediately following the offering:

●	each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The pre-offering percentage ownership information shown in the table is based upon [_______] shares of common stock outstanding immediately prior to the offering (assuming that the 14,100,394 outstanding Class A units convert to [       ] shares of common stock, the 2,216,308 outstanding profits interest units convert to [       ] shares of common stock and 1,898,771 outstanding Class B units convert to [       ] shares of common stock. The post-offering percentage is based upon [_______] shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of profits interest units, warrants or other rights that are either immediately exercisable or exercisable on or before June 21, 2017, which is 60 days after the date of this prospectus. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each of the individuals and entities listed in this table is c/o Adial Pharmaceuticals, Inc., 204 E. High Street, Charlottesville, VA 22902-5242 92008.

	Number of shares	Percentage of shares beneficially owned
Name and address of beneficial owner	beneficially owned	Before offering	After offering
Directors and named executive officers
William B. Stilley, III (Chairman of the Board and Chief Executive Officer)(1)	1,780,006
Joseph Truluck (Chief Operating Officer and Chief Financial Officer)(2)	207,319
J. Kermit Anderson (Director)(3)	-
Robertson H. Gilliland, MBA (Director)(4)	704,226
Bankole Johnson, DSc, MD (Director)(5)	5,750,887
Ming D. Li, PhD (Director)(6)	511,876
Leonard Meyer, JD (Director)(7)	-
James W. Newman, Jr. (Director)(8)	422,730
Kevin Schuyler, CFA (Director)(9)	358,948
Tony Goodman (Director)(10)	14,434
All current executive officers and directors as a group (10 persons)	9,750,426
5% or greater stockholders
En Fideicomiso De Mi Vida 11/23/2010 (Trust)(5)	5,074,709
Becker Specialty Corporation(11)	2,801,341

(1)	Includes (i) 55,468 Class A units, 58,222 Class A warrants, 844,440 profits interest units, 29,311 Class B units and 29,311 Class B warrants owned by Mr. Stilley; (ii) 657,620 Class A units and 52,817 Class B units and 52,817 Class B warrants owned by Mr. Stilley and his wife Anne T. Stilley. The number of shares also includes [ ] shares to be issued upon consummation of this offering upon automatic conversion of a convertible note in the principal amount of $17,449 at a conversion price of [ ]. The number of shares also includes [ ] shares to be issued upon consummation of this offering in accordance with the terms of the Performance Bonus Plan. Does not include (x) 30,000 Class A units owned by the Meredith A. Stilley Trust dtd 11/23/2010; (y) 30,000 Class A units owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (z) 30,000 Class A units owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares. The number of shares reported for Mr. Stilley represents the number of shares he and the trusts will receive in connection with the corporate conversion/reincorporation. Does not include an option to purchase 279,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

92

(2)	Comprised of 207,319 profits interest units. The number of shares also includes [ ] shares to be issued upon consummation of this offering upon automatic conversion of a convertible note in the principal amount of $1,980 at a conversion price of [ ]. Does not include an option to purchase 162,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

(3)	Does not include an option to purchase 30,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

(4)	Includes (i) 352,113 Class B units and 352,113 Class B warrants to purchase shares owned by Keller Enterprises. The number of shares also includes [ ] shares to be issued to Keller Enterprises upon consummation of this offering upon automatic conversion of a convertible note in the principal amount of $10,000 at a conversion price of [ ]. Mr. Gilliand is the principal of Keller Enterprises. The number of shares reported for Mr. Gilliand represents the number of shares Keller Enterprises will receive in connection with the corporate conversion/reincorporation. Does not include an option to purchase 30,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

(5)	Includes (i) 4,074,709 Class A units owned by En Fideicomiso De Mi Vida 11/23/2010 (Trust); (ii) 1,000,000 Class A units owned by En Fidecomiso de Todos Mis Suenos Grantor Retained Annuity Trust dated June 27, 2017; (iii) 430,966 profits interest units, 17,606 Class B units and 17,606 Class B warrants owned by Bankole A. Johnson, who also owns convertible debt in the company in the principal amount of $52,000; (iv) 120,000 shares owned by En Fideicomiso De Mis Suenos 11/23/2010 (Trust); (v) 40,000 shares owned by De Mi Amor 11/232010 (Trust); and (vi) 50,000 Class A units owned by Efunbowale Johnson, Ade Johnson, Lola Johnson, Lina Tiouririne, and Aida Tiouririne from whom Dr. Johnson has an voting proxy. The number of shares also includes [ ] shares to be issued upon consummation of this offering upon automatic conversion of a convertible note in the principal amount of $52,000 at a conversion price of [ ]. The number of shares also includes [ ] shares to be issued upon consummation of this offering in accordance with the terms of the Performance Bonus Plan. Dr. Johnson is the Trustee of each Trust. Does not include 792,370 Class A units for which Dr. Johnson has a voting proxy that will terminate upon the consummation of this offering. Does not include an option to purchase 30,000 Class A Units, none of which will vest within 60 days of the date of this prospectus..

(6)	Includes (i) 499,876 Class A units and 12,000 profits interest units. The number of shares also includes [ ] shares to be issued upon consummation of this offering upon automatic conversion of a convertible note in the principal amount of $4,889 at a conversion price of [ ]. Does not include an option to purchase 30,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

(7)	Does not include an option to purchase 30,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

(8)

Includes (i) 170,592 Class A units, 29,111 Class A warrants, 26,744 Class B units and 26,744 Class B warrants owned by Virga Ventures, LLC, which also owns convertible debt in the company in the principal amount of $7,255; (ii) 47,619 Class A units, 12,754 Class B units and 12,754 Class B warrants owned by Newman GST Trust FBO James W. Newman Jr., which also owns convertible debt in the company in the principal amount of $10,000; (iii) 47,619 Class A units, 6,377 Class B units, and 6,377 Class B warrants owned by Ivy Cottage Group, LLC.; and (iv) 13,867 Class A units, 14,556 warrants, 3,808 Class B units and 3,808 warrants owned by Roundtop Limited Partnership, LLP. Mr. Newman is the sole member of Virga Ventures, LLC and Ivy Cottage Group, LLC, the general partner of Roundtop Limited Partnership, LLP and Trustee of the Newman GST Trust. The number of shares also includes [       ], [       ] and [       ]shares to be issued to Ivy Cottage Group, LLC, Virga Ventures, LLC and Newman GST Trust FBO James W. Newman Jr , respectively upon consummation of this offering upon automatic conversion of a convertible note in the principal amount of $1,729.95, $7255.02 and $10,000, each at a conversion price of [       ]. Does not include an option to purchase 30,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

(9)	Includes (i) 227,312 Class A units, 5,430 Class A warrants, 46,500 Class B units, and 46,500 Class B warrants owned by Kevin Schuyler; and (ii) 10,553 Class A units, 10,553 Class A warrants, 6,300 Class B units and 6,300 Class B warrants owned by Carolyn M. Schuyler, his wife. The number of shares also includes [ ], [ ] and [ ] shares to be issued to upon consummation of this offering upon automatic conversion of a convertible note in the principal amount of $27,550, each at a conversion price of [ ]. Does not include an option to purchase 30,000 Class A Units, none of which will vest within 60 days of the date of this prospectus.

(10)	Includes 9,434 Class B Units. Mr. Goodman has also been granted an option to purchase 60,000 Class A Units, of which 5,000 are vested and exercisable within 60 days of August 1, 2017.

(11)

Includes (i) 1,340,760 Class A units, 180,975 Class A warrants, 12,000 profits interest units, 633,803 Class B units and 633,803 warrants. Joacim Diaz Bjork is a former director of the Corporation and an officer of Lindéngruppen, AB, the owner of Becker Specialty Corporation of 2526 Delta Lane, Elk Grove Village, IL 60007.

93

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of transactions since January 1, 2015 to which we have been a party in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at the end of the last two recent fiscal years and in which any of our executive officers, directors, director nominees or beneficial holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Management — Non-Employee Director Compensation” and “Executive Compensation.”

Dr. Bankole Johnson Agreement

We entered into a Settlement Agreement and Release Of Claims with Dr. Bankole Johnson on January 25, 2016 related to a dispute between us and Dr. Johnson. Under this agreement, Dr. Johnson agreed to provide occasional consultation by e-mail or phone outside of Board meetings upon request of the Company and subject to Dr. Johnson’s reasonable availability. In return for such services, the agreement provides that Dr. Johnson is to receive a portion of Adial’s Performance Bonus Plan upon consummation of a significant transaction by ADial. In 2014 and 2015, the Company withheld a total of $31,352 due to Dr. Johnson in escrow pending the outcome of legal action against the Chairman of the Board. In December 2015, the Company recorded the settlement and on January 25, 2016, $15,596 was released to the Chairman of the Board and the balance was retained by the Company. The gain on settlement of the legal action of $15,756 was recorded for the year ended December 31, 2015.

On November 24, 2016, in consideration for acceptance of his subscription to invest in our convertible note offering, we accepted a promissory note from Dr. Bankole A. Johnson with the principal amount of $35,000 and an interest rate of 5% per annum. This promissory note is to be retired in monthly installments with the final payment due on or before June 6, 2017.

In September 2016, we issued in our private placement in which we raised an aggregate of $235,000 promissory notes in the principal amount of (i) $17,449 to William Stilley, our Chief Executive Officer and a board member; (ii) $1,980 to Joseph Truluck, our Chief Operating Officer and Chief Financial Officer; (iii) $10,000 to Keller Enterprises, an entity of which Mr. Gilliand, our board member, is the principal; (iv) $4,889 to Ming Li, our board member; (v) $1,730 and $7,255.02 to Ivy Cottage Group, LLC and Virga Ventures, LLC, respectively, entities for which Mr. Newman, our board member, is the sole member, and $10,000 to Newman GST Trust FBO James W. Newman Jr , a trust for which Mr. Newman is a trustee; (vi) $52,000 to Bankole Johnson, our board member and Chairman of the Board, and (vi) $27,550 to Mr. Schuyler, our board member. The notes will automatically convert into shares of our common stock upon consummation of this offering. See “Description of Securities—Convertible Promissory Notes.”

Under the UVA LVG License, the Company is required to pay compensation to the UVA LVG as described under Business- License with the University of Virginia Patent Foundation.” Up to 35% of payments to the UVA LVG under the UVA LVG license may then be distributed to Dr. Johnson in his capacity as the inventor of the patents licensed by the Company under the UVA LVG License, all in accordance with the UVA LVG policy.

Simultaneous with his appointment as a director on July 1, 2017, we received $10,000 from Tony Goodman for his purchase of 9,434 Class B units at $1.06 per unit.

 On July 1, 2017, Mr. Goodman was issued an option to purchase 60,000 Class A Units at an exercise price of $1.06 per unit, vesting monthly over a thirty-six (36) month period, subject to accelerated vesting upon (i) any transaction or series of related transactions by us or our equity holders in which a majority of the voting power of the members is transferred to one or more persons who were not previously equity holders, (ii) any merger or consolidation of us with or into any other entity, after which our members do not hold, either directly or indirectly, a majority of the voting equity of the surviving entity, or (iii) a sale of all or substantially all of our operating assets. The option is subject to adjustment upon recapitalizations, reclassifications, split-ups, consolidations and our merger or reorganization in the discretion of our board of directors and terminates to the extent not exercised upon the earlier of June 30, 2027 and ninety days after Mr. Goodman is no longer serving as a director.

On July 1, 2017, the board of directors granted each nonexecutive director other than Mr. Goodman who received the grant described above, an option to purchase 30,000 Class A Units at an exercise price of $1.06 per unit with vesting of the options over three years. The first 1/6th of the options vest 6 months after the date of the grant, then 1/36th vests each month for the remaining 30 months. The options have a term of ten years.

We also intend to issue to Dr. Johnson, Mr. Stilley and Mr. Truluck shares of common stock upon consummation of this offering in accordance with the terms of our Performance Bonus Plan.

94

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no public market for our securities and a significant public market for our securities may not develop or be sustained after this offering. As described below, the approximately [_________] shares outstanding immediately prior to the offering will not be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of [_________] shares of common stock ([_________] shares if the underwriters exercise their over-allotment option in full). In addition, we have reserved:

●	2,000,000 shares for future issuance under our 2017 equity incentive plan we intend to adopt immediately prior to the closing of this offering.

Of these shares, the [_________] shares sold in this offering ([_________] shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares that are acquired by affiliates as that term is defined in Rule 144 under the Securities Act (“Rule 144”).

As a result of contractual restrictions described below and the provisions of Rule 144 and/or Rule 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

●	the [_________] shares sold in this offering ([_______] shares if the underwriters exercise their over-allotment option in full) will be eligible for immediate sale upon the completion of this offering;

●	approximately [________] restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject to the volume, manner of sale and other limitations of Rule 144; and

●	approximately [_______] restricted shares will be eligible for sale during the period beginning [________], 2017 and ending four years from the date of grant in accordance with the vesting schedules and subject to the vesting conditions of such awards, and further subject, in certain circumstances, to the volume, manner of sale and other limitations of Rule 144 and/or Rule 701.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the reporting requirements under the Exchange Act for at least 90 days a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the availability of current public information about us.

An affiliate of ours who has beneficially owned restricted shares of our common stock for at least twelve months (or six months, provided that such sale occurs after we have been subject to the reporting requirements under the Exchange Act for at least 90 days) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of shares of our common stock then outstanding and (ii) the average weekly trading volume of our common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Under Rule 701, common stock acquired pursuant to other awards granted under a written compensatory benefit plan (or written compensation contract) established by the issuer may be resold, to the extent not subject to lock-up agreements, (a) by persons other than affiliates, beginning 90 days after the effective date of this offering, and (b) by affiliates, subject to the manner-of-sale, volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the holding period requirement of Rule 144.

Lock-Up Agreements

In connection with this offering, our directors and officers and all other holders of our outstanding equity securities, on an as converted basis, will agree not to sell or otherwise dispose of any securities, without the prior written consent of Aegis Capital Corp., for a period of 180 days after the date of this prospectus, subject to certain exceptions. See the section entitled “Underwriting”. The underwriters may release all or any portion of the securities subject to lock-up agreements.

95

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to the initial public offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws (except as specifically addressed herein with respect to U.S. federal estate taxes). This discussion is based on the Internal Revenue Code of 1986, as amended (“Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of the initial public offering. These authorities may change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position regarding the tax consequences of a non-U.S. holder’s acquisition, ownership or disposition of our common stock or that any such position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances. It also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax or the unearned income Medicare contribution tax, and persons holding our common stock as part of a straddle, hedge or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

As used in this discussion, a non-U.S. holder is any beneficial owner of our common stock who is not treated as a partnership for U.S. federal income tax purposes and is not:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date and validly elected to continue to be so treated.

If any entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our common stock.

Distributions on Our Common Stock

As described in the section entitled, “Dividend Policy,” we do not anticipate paying dividends on our common stock in the foreseeable future. If we make a distribution of cash or other property with respect to our common stock, the distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain from the sale of property.

96

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected to the holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or a lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying the holder’s qualification for the reduced rate. A non-U.S. holder may be required to obtain a U.S. taxpayer identification number to claim treaty benefits. This certification must be provided to us or our paying agent prior to the payment of dividends and may be required to be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with the holder’s U.S. trade or business and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the dividends are attributable, the non-U.S. holder will be exempt from U.S. federal withholding tax, if the appropriate certification is provided. To claim the exemption for effectively connected income, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States, unless the holder is entitled to the benefits of a tax treaty that provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such dividends. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gains described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses.

With respect to the third bullet point above, we believe we currently are not and will not become a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation generally depends on whether the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets and our worldwide real property interests, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than five percent of our common stock at some time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. Any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply.

97

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to the holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a rate of 28%, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (typically, by providing a valid IRS Form W-8BEN or W-8ECI) or an exemption is otherwise established.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established and the broker is:

●	a U.S. person, as defined in the Code;

●	a controlled foreign corporation for U.S. federal income tax purposes;

●	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

●	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in the partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status (such as by providing a valid IRS Form W-8BEN or W-8ECI) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and thus may be subject to U.S. federal estate tax.

Additional Withholding Tax Relating to Foreign Accounts

Legislation enacted in 2010 will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to any other foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity.

Recent administrative guidance provides, however, that such withholding would generally apply only to dividends paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2017. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible impact of these rules on their investment in our common stock.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

98

DESCRIPTION OF SECURITIES

The following description of our capital stock and the provisions of our certificate of incorporation and our bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to and upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

As of the date of this prospectus, ADial Pharmaceuticals L.L.C. had issued and outstanding 14,100,394 Class A units. 2,216,308 Profits Interest Units, and 1,870,469 Class B units held by 103 holders of record. As part of the corporate conversion/reincorporation, the outstanding Class A units, Profits Interest Units and Class B units will be automatically converted into [_______] shares, [_______] shares and [_______] shares, respectively, for an aggregate of [_______] shares of common stock of Adial Pharmaceuticals, Inc.

The following description summarizes the terms of the LLC Units. Because it is only a summary, it does not contain all the information that may be important to you.

Membership Units

The ADial Pharmaceuticals L.L.C. operating agreement (the “LLC Operating Agreement”) creates membership units “units” that are designed to largely mimic shares in a C corporation with the class and characteristics of the units determining the voting rights and share of cash distributions to be received by holders of the units, all as defined in the LLC Operating Agreement.

The Company has two classes of units—Class A units and Class B units. The only difference between the two classes of units is the priority of distributions to the unit holders as described below. Under the LLC Operating Agreement, the Company is authorized to issue either voting or non-voting units when issuing either Class A or Class B units. At June 30, 2017, and December 31, 2016 and 2015 there were 14,100,394 Class A units outstanding and 1,870,469 Class B units outstanding. There are no authorized class A and B units.

The LLC Operating Agreement also creates and authorizes the issuance of profits interest units, and only Class A profits interest units have been issued by us (“Profits Interest Units”). Profits Interest Units are identical to Class A units except that the amount of cash distributions to be received by the holder of a Profits Interest Units will be reduced by the fair value of a Class A unit at the time of issuance of the Profits Interest Units (the “Distribution Reduction”). In practice this makes the amount of cash to be received by the holder of a Profits Interest Units, effectively identical to the amount that would be received for an equity option holder in a C corporation that received the option with an exercise price equal to the value of the underlying equity at the time of issuance (i.e., priced “at the money”).

Profits Interest Units awarded as incentives to personnel are usually subject our right of repurchase in the event the awardee’s employment with us is terminated. The right of repurchase usually expires over time on a straight-line, monthly basis with the length of expiration of the right of repurchase being 6-48 months depending on the circumstances.

Priority Of Distributions To The Unit Holders.

The Operating Agreement provides for the relative priority of the members for distributions based first on the class of the units, then on the invested capital paid for the unit, and then on whether there is a reduction in distribution due to the unit being a Profits Interest Units with the priority for distributions being in the order shown below:

●	First, Class B units will receive an amount equal to their invested capital prior to distributions to Class A units.

●	Second, Class A units will receive an amount equal to their invested capital with investors receiving the same percentage of their invested capital across the class of units if there is not enough funds to return the full amount of the invested capital.

●	Third, once all investors have received their invested capital, then distributions will be made to units of any class that have received the smallest amount on a per unit basis until all units have received the same amount of distributions on a per unit basis.

For the purpose of determining distributions only, Profits Interest Units are effectively deemed to have already received a distribution equal to the relevant Distribution Reduction. For instance, if a Profits Interest Units was issued with a Class A unit having a value of $1.00, then all Class A units will received distributions of $1.00 before any distributions are made to the Profits Interest Units, and once $1.00 has been distributed to all other Class A units, then the Profits Interest Units will receive distributions pari passu to such Class A units thereafter.

The following description summarizes the terms of our capital stock after the corporate conversion/reincorporation. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

99

Common Stock

Common stock outstanding. Assuming the debt conversion and corporate conversion/reincorporation are consummated, and assuming an initial public offering price of $[_____] per share, there will be no more than [_____] shares of our common stock outstanding, immediately following the consummation of this offering, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants.

Voting rights.   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights.   Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation.   In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights.   The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion right, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. Although we have no present plans to issue any other shares of preferred stock (other than the preferred stock that may be issued pursuant to the Exchange Agreement), the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Representative’s Warrants

Please see “Underwriting — Representative’s Warrants” for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the Representative’s Warrants prior to the closing of this offering.

Convertible Promissory Notes

On September 10, 2016 and November 24, 2016, we issued convertible promissory notes in the aggregate principal amount of $200,000 and $35,000, respectively, (the “Notes”). The Notes bear interest at a rate of 15% per annum and mature on August 31, 2029 unless earlier converted or prepaid. The Notes are a general unsecured obligation of the Company and is not guaranteed by any other person or entity or secured by any assets of the Company.

Prepayment

The Notes may be prepaid by a cash payment of an amount equal to the outstanding principal balance of the Note, and any accrued but unpaid interest thereon at such time (the “Outstanding Balance”), plus an additional payment equal to 200% of the Outstanding Balance and by additionally issuing Class A units to the holder with the number of units to be issued being equal to the Outstanding Balance divided by the Conversion Cap Price (i.e., the number of Class A units shall be equal to the quotient of the Outstanding Balance divided by the Conversion Cap Price).

The “Conversion Cap Price” is, at the time the Note is converted to Equity Securities per the terms hereunder, the price per unit shall be equal to the quotient of $2,000,000 divided by the aggregate number of the Company’s outstanding units as of the date immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

100

Conversion of the Notes

(i) Conversion Upon a Qualified Financing. In the event that the Company issues and sells an interest (“Equity Securities”) in the Company to investors (the “Investors”) resulting in gross proceeds to the Company of at least $2,000,000 (not including the conversion of the Note and other notes) (a “Qualified Financing”), then the Outstanding Balance of a Note automatically converts in whole without any further action by a holder into such Equity Securities at a conversion price equal to the lesser of: (i) one third (1/3) of the per unit price paid by the Investor in such Equity Securities in the Qualified Financing; or (ii) the Conversion Cap Price.

(ii) Conversion Upon Sale of Company. If the Notes have not been previously converted to Equity Securities and we elect to consummate a Sale of the Company, then notwithstanding any provision of the Note to the contrary, the Outstanding Balance of a Note automatically converts in whole without any further action by a holder into a newly created class of units (the “Class XX Units”) at a conversion price equal to the Conversion Cap Price. Class XX Units will be a newly created class of LLC Units (defined in the LLC Operating Agreement) representing Membership Interests (defined in the LLC Operating Agreement) that are identical to Class A Units (defined in the LLC Operating Agreement) except as follows: (i) Class XX Units will receive cumulative distributions in preference to all other LLC Units in an amount equal to three (3) times the Outstanding Balance at the time of conversion (the “Preferential Distribution”), and (ii) after receiving the Preferential Distribution, Class XX Units will then receive distributions at least to the extent as any distributions are received by Class A Units with an associated Contributed Capital (defined in the LLC Operating Agreement) of less than $0.01 per Unit.

“Sale of the Company” means (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale or other disposition of all or substantially all of the assets of the Company.

(iii) Conversion at Maturity. If the Notes have not been previously converted to Equity Securities effective upon the Maturity Date, a holder may elect to convert each of the Notes into Class XX Units as if a Sale of the Company had occurred by delivery of written notice to the Company at least thirty (30) days prior to the Maturity Date of the intent to make such election to convert.

Default

If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holder and upon written notice to us (which election and notice shall not be required in the case of an Event of Default under Section (ii) or (iii)), the Notes shall accelerate and three (3) times the Outstanding Balance shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(i)	we fail to pay timely any of the principal amount, accrued interest or other amounts due under the Notes on the date the same becomes due and payable;

(ii)	we default in our performance of any covenant in the Notes;

(iii)	we file any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iv)	an involuntary petition is filed against us (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any of our property.

The Notes provide that if we convert to a corporation that all references to units shall be interpreted to be references to shares with terms and preference practically similar to such membership units.

2017 Bridge Note and Warrant

In May 2017, we issued to one lender in consideration of our receipt of $250,000, a senior secured note in the principal amount of $287,500 together with a warrant with a cashless exercise feature exercisable to purchase shares of common stock equal to $287,500 divided by the initial offering price of our common stock in our initial public offering at an exercise price of equal to the price of common stock sold in our next financing of $250,000 or more. In addition, we agreed to issue upon consummation of this offering such number of shares of common stock having a value equal to $29,000 based upon the initial public offering price. The note matures six (6) months from its date of issuance, is secured by our assets (other than our licenses), bears interest at a rate of 2% per annum and provides that we must redeem the note at 115% of the principal amount upon consummation of a financing with proceeds in the amount of $250,000.

101

Option

We issued an option to a service provider to acquire securities issued in our next financing of $3,000,000 or more at a purchase price equal to a 15% discount to the lowest price paid by investors in the financing.

Class A Warrants

Each investor that received Class A units in the financing that occurred in the fourth quarter of 2011 was also issued a warrant to purchase 1.04965 Class A Units are an exercise price of $0.001 per unit that is exercisable for such number of shares as equals [       ] at an exercise price of $___ per share, expiring December 31, 2021. The warrants contain adjustments in the case of stock splits, stock dividends, reorganizations and others similar transactions.

Class B Warrants

Each investor that received Class B units was also issued a warrant to purchase a like Class B Units at an exercise price of $0.001 per unit that is exercisable for such number of shares as equals [       ] at an exercise price of $___ per share, expiring December 31, 2031. The warrants contain adjustments in the case of stock splits, stock dividends, reorganizations and others similar transactions.

Other Warrants

We have agreed to issue immediately following the date hereof a five year warrant to a consultant to purchase 4.9% of our common stock on a fully diluted basis with an exercise price equal to the initial offering price of our common stock. The warrant provides that it may not be exercised if such exercise would result in the holder being the beneficial owner of in excess of 4.99% of our securities.

Anti-Takeover Effects of Delaware Law

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

102

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that:

●	our board of directors is divided into three classes, one class of which is elected each year by our stockholders with the directors in each class to serve for a three-year term;

●	the authorized number of directors can be changed only by resolution of our board of directors;

●	directors may be removed only by the affirmative vote of the holders of at least 60% of our voting stock, whether for cause or without cause;

●	our bylaws may be amended or repealed by our board of directors or by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of our stockholders;

●	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

●	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

●	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and

●	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Board Classification

Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors and Executive Officers.” The classification of our board of directors and the limitations on the ability of our stockholders to remove directors could make it more difficult for a third -party to acquire, or discourage a third-party from seeking to acquire, control of us.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

●	breach of their duty of loyalty to us or our stockholders;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

103

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, and may indemnify employees and other agents. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

We have obtained a policy of directors’ and officers’ liability insurance.

We plan to enter into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for any and all expenses (including reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such directors or officers or on his or her behalf in connection with any action or proceeding arising out of their services as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request provided that such person follows the procedures for determining entitlement to indemnification and advancement of expenses set forth in the indemnification agreement. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the board of directors or our Chief Executive Officer, subject to the rights of the holders of any series of preferred stock.

Election and Removal of Directors

Our stockholders may remove directors only with the vote of sixty percent (60%) of the stockholders, whether for cause or without cause. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors. Our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

Amendments to Our Governing Documents

Generally, the amendment of our certificate of incorporation requires approval by our board of directors and a majority vote of stockholders. Any amendment to our bylaws requires the approval of either a majority of our board of directors or approval of at least sixty-six and two-thirds (66 2/3%) of the votes entitled to be cast by the holders of our outstanding capital stock in elections of our board of directors.

Listing

We have applied to list our common stock on The NASDAQ Capital Market under the symbol “[ADIL].” No assurance can be given that our application will be approved.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VSTOCK Transfer, LLC.

104

UNDERWRITING

Aegis Capital Corp. is acting as the representative of the underwriters of the offering (the “Representative”). We have entered into an underwriting agreement dated      , 2017 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Aegis Capital Corp.
Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option.   We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [_____] additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $     and the total net proceeds, before expenses, to us will be $    .

Discount.   The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$
Underwriting discount (7%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$
Non-accountable expense allowance (1%)(2)	$	$	$

(1)	We and the underwriters have agreed to a commission of 3.5% on an aggregate of shares and sold to certain investors, including members of our board of directors and/or our executive officers.

(2)	The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $     per share. After the initial offering, the public offering price and concession to dealers may be changed.

We have paid an expense deposit of $20,000 to the Representative, which will be applied against the accountable expenses that will be paid by us to the Representative in connection with this offering. The $20,000 expense deposit will be returned to us to the extent not actually incurred. The underwriting agreement also provides that in the event the offering is terminated, the $20,000 expense deposit paid to the Representative will be returned to us to the extent that offering expenses are not actually incurred by the Representative.

105

We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all Public Offering Systems filing fees associated with the review of the offering by FINRA; (b) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual, but no more than $15,000 in the aggregate; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities in the offering under the “blue sky laws (including all filing and registration fees and reasonable fees of “blue sky” counsel up to $2,500; (d) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any blue sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (e) the costs (up to $5,000) associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters; (g) the $29,500 cost associated with the use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (h) upon successful completion of this offering, up to $20,000 of the representative’s actual accountable “road show” expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and non-accountable expense allowance, will be approximately $           .

Discretionary Accounts.  The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements.   We, our directors and executive officers and substantially all of our other stockholders expect to enter into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of six months from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for shares of our common stock owned or acquired on or prior to the closing date of this offering (including any shares of common stock acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, except for certain exceptions and limitations.

Representative’s Warrants.   We have agreed to issue to the representative warrants to purchase up to a total of [_____] shares of common stock (4% of the shares of common stock sold in this offering, excluding the over-allotment). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to $     per share, or 125% of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal.  Subject to the closing of this offering and the raise of certain gross proceeds in this offering, and until eighteen (18) months from the date of effectiveness of the registration statement of which this prospectus forms a part, the Representative shall have a right of first refusal to act as lead investment banker, lead book-runner and/or lead placement agent, at the Representative’s sole discretion, for all of our future public equity offerings, on terms customary to the Representative. The Representative, in conjunction with us, shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

106

NASDAQ Capital Market Listing.  We have applied to list our common stock on The NASDAQ Capital Market under the symbol “[ADIL].” No assurance can be given that our application will be approved.

Electronic Offer, Sale and Distribution of Securities.   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares and warrants to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price.  Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

●	the information included in this prospectus and otherwise available to the representative;

●	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

●	our financial information;

●	our prospects and the history and the prospects of the industry in which we compete;

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

●	the present state of our development; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

107

Passive market making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and the Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statement);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

108

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock has not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors ( investisseurs qualifiés ) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors ( cercle restreint d’investisseurs non-qualifiés ) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock has not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares and warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

109

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock has not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock has not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

110

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

111

LEGAL MATTERS

The validity of the securities being offered by this prospectus have been passed upon for us by Gracin & Marlow, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Blank Rome LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in the Registration Statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

112

ADIAL PHARMACEUTICALS, LLC

FINANCIAL STATEMENTS

Six month periods ended June 30, 2017 and 2016 (unaudited)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Members of ADial Pharmaceuticals, LLC

We have audited the accompanying balance sheets of ADial Pharmaceuticals, LLC (the “Company”) as of December 31, 2016 and 2015, and the related statements of operations, members’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2016. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations, and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses, negative cash flows from operations and an accumulated deficit. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain financing, there could be a material adverse effect on the Company.

/s/ Friedman LLP

East Hanover, New Jersey

May 11, 2017

F-2

ADIAL PHARMACEUTICALS, LLC

BALANCE SHEETS

	December 31,
	2016	2015
ASSETS
Current Assets:
Cash and cash equivalents	$87,993	$162,377
Prepaid expenses and other current assets	18,303	43,170
Note receivable - related party	35,117	-
Total Current Assets	141,413	205,547

Intangible assets - net	7,863	8,428
Other Assets	2,250	2,250
Total Other Assets	10,113	10,678

Total Assets	$151,526	$216,225

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable and accrued expenses	$20,012	$37,484
Due to related party	-	15,596
Convertible notes payable, net of discount of $745 - related party	234,255	-
Derivative liability	752	-
Total Current Liabilities	255,019	53,080

Commitments and contingencies

MEMBERS' EQUITY (DEFICIT)
Members' equity	9,834,752	9,681,190
Accumulated deficit	(9,938,245)	(9,518,045)
Total Members' Equity (Deficit)	(103,493)	163,145

Total Liabilities and Members' Equity (Deficit)	$151,526	$216,225

The accompanying notes are an integral part of these financial statements.

F-3

ADIAL PHARMACEUTICALS, LLC

STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2016	2015

Operating Expenses:
Research and development expenses	$146,143	$322,107
General and administrative expenses	264,664	497,150
Total Operating Expenses	410,807	819,257

Loss From Operations	(410,807)	(819,257)

Other Income (Expenses)
Interest income	240	1,264
Change in fair value of derivative liability	10	-
Interest expense	(9,643)	-
Total other income (expenses)	(9,393)	1,264

Loss Before Provision For Income Taxes	(420,200)	(817,993)
Provision for income taxes	-	-

Net Loss	$(420,200)	$(817,993)

Net loss per unit, basic and diluted	$(0.02)	$(0.05)

Weighted average units outstanding, basic and diluted	18,166,550	17,876,277

The accompanying notes are an integral part of these financial statements.

F-4

ADIAL PHARMACEUTICALS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

							Total
	Class A Units		Class B Units		Profits Interest Units		Members'	Accumulated
	Units	Amount	Units	Amount	Units	Amount	Equity	Deficit	Total

Balance, January 1, 2015	14,100,394	$6,248,402	1,870,469	$2,656,042	1,359,391	$525,923	$9,430,367	$(8,700,052)	$730,315
Equity-based compensation	-	-	-	-	722,600	250,823	250,823	-	250,823
Net loss	-	-	-	-	-	-	-	(817,993)	(817,993)
Balance, December 31, 2015	14,100,394	$6,248,402	1,870,469	$2,656,042	2,081,991	$776,746	$9,681,190	$(9,518,045)	$163,145
									-
Equity-based compensation	-	-	-	-	207,319	153,563	153,563	-	153,563
Repurchased Profits Interest Units	-	-	-	-	(73,002)	(1)	-	-	(1)
Net loss	-	-	-	-	-	-	-	(420,200)	(420,200)
Balance, December 31, 2016	14,100,394	$6,248,402	1,870,469	$2,656,042	2,216,308	$930,308	$9,834,753	(9,938,245)	$(103,493)

The accompanying notes are an integral part of these financial statements

F-5

ADIAL PHARMACEUTICALS, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(420,200)	$(817,993)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation for services	153,563	250,823
Loss on write off of assets	-	1,091
Amortization of intangible assets	565	565
Amortization of discount to convertible note	17	-
Change in fair value of derivative liability	(10)	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	24,867	60,014
Note receivable - related party	(117)	-
Other assets	-	13,665
Accounts payable and accrued expenses	(17,473)	15,840
Due to related party	(15,596)	10,773
Net cash used in operating activities	(274,384)	(465,222)

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	200,000	-
Net cash provided by financing activities	200,000	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(74,384)	(465,222)

CASH AND CASH EQUIVALENTS -BEGINNING OF YEAR 162,377		627,599

CASH AND CASH EQUIVALENTS-END OF YEAR	$87,993	$162,377

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year:
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-cash Investing and Financing Activities:
Debt discount from the recognition of a derivative liability	$762	$-
Note receivable – subscription for convertible notes	$35,000	$-

The accompanying notes are an integral part of these financial statements.

F-6

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

1 — DESCRIPTION OF BUSINESS

Adial Pharmaceuticals, LLC (the “Company” or “Adial”) was formed on November 23, 2010 in the Commonwealth of Virginia. Adial is presently engaged in the development and commercializing of medications for the treatment of addictions and related disorders.

The Company is planning to commence its first Phase 3 clinical trial of its lead compound ADO4 (“AD04”) for the treatment of alcohol use disorder. Both the U.S. Food and Drug Administration (“FDA”) and the European Medicines Authority (“EMA”) have indicated they will accept to heavy-drinking-based endpoints as a basis approval for the treatment of alcohol use disorder rather than the previously required abstinence-based endpoints. Key patents have been issued in the United States, the European Union, and other jurisdictions for which the Company has worldwide, exclusive license rights. The active ingredient in AD04 is ondansetron, a serotonin-3 antagonist. Due to its mechanism of action, AD04 has the potential to be used for the treatment of other addictive disorders, such as obesity, smoking, and drug addiction.

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity, Going Concern and Uncertainties

The financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. To date, the Company’s commercial operations have not generated revenues to enable profitability. As of December 31, 2016, the Company had an accumulated deficit of approximately $10 million, and has incurred net losses of approximately $0.4 million and approximately $0.8 million for the years ended December 31, 2016 and 2015, respectively. Based on the current development plans for AD04 in both the U.S. and foreign markets and the Company’s other operating requirements, management believes that the existing cash at December 31, 2016 will not be sufficient to fund operations for at least the next twelve months following the issuance of these financial statements. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

The Company’s continued operations will depend on its ability to raise additional capital through various potential sources, such as equity and/or debt financings, strategic relationships, or out-licensing of its products in order to complete its ongoing research and development efforts and the planned Phase 3 clinical trial. Management is actively pursuing financing, but can provide no assurances that such financing will be available on acceptable terms, or at all. Without this funding, the Company could be required to delay, scale back or eliminate some or all of its research and development programs which would likely have a material adverse effect on the Company.

The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Generally, the Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s product candidates; the ability to obtain regulatory approval to market the Company’s products; the ability to manufacture the Company’s products successfully; competition from products manufactured and sold or being developed by other companies; the price of, and demand for, Company products; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products; and the ability to raise capital to support its operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include the valuation of outstanding PIU’s (defined in Note 9), derivative liabilities, intangible assets useful life, and contingent liabilities. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

F-7

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Basic and Diluted Earnings (Loss) per Unit

Basic and diluted earnings (loss) per unit are computed based on the weighted-average outstanding Class A and Class B member units, which are all voting units and member unit equivalents outstanding during the year. The weighted average PIU’s outstanding are also included in the basic and diluted loss per unit calculations.

Member unit equivalents consist of outstanding warrants and outstanding convertible notes payable (see Note 6). Member unit equivalents of approximately 2.6 million warrants and future member equity units to be authorized and issued upon the conversion of the convertible notes to equity, were both excluded from the computation of diluted earnings (loss) per unit for the years ended December 31, 2016 and 2015, because their effect on the loss per unit is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation. There were no accounts that exceeded federally insured limits at December 31, 2016 and 2015.

Intangible Assets

Intangible assets consist primarily of the trademarks and copyrights. The trademarks and copyrights will be amortized using the straight-line method based on an estimated useful life of 20 years.

Impairment of Long-Lived Assets

The Company’s long-lived assets (consisting of the trademarks) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Through December 31, 2016, the Company had not experienced impairment losses on its long-lived assets.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company’s taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company may be subject to examination by IRS for calendar years 2013 through 2016.

Research and Development

Research and development costs are charged to expense as incurred. Research and development includes fees associated with consultants supporting our research and development endeavors and the acquisition of technology rights and patents costs for which development work is still in process. These costs are charged to operations as incurred as research and development expense.

Embedded Derivative Liability – Convertible Notes

The Company has convertible notes outstanding at December 31, 2016 with default payment provisions (default provision that requires payment of three times the outstanding principal amount plus accrued interest). The Company determined that the default provision is an embedded component that qualifies as a derivative which should be bifurcated from the Convertible Notes and separately accounted for in accordance with FASB ASC 815, “Derivatives and Hedging”. ASC 815 – 15 – 25 – 42 establishes criteria to determine whether puts are closely and clearly related to a debt host should the debt contain a substantial premium or default provision (one that is greater than 10% of the principal resulting from puts that require payoff for more than 110% of principal amount outstanding). The embedded derivative is recorded at fair value on the date of issuance and marked-to-market at each balance sheet date with the change in the fair value recorded as income or expense in the statement of operations (see Note 6).

F-8

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Equity-Based Compensation

The Company treats the PIU’s it issues in the form of Class A membership Units as compensation in a manner consistent with how stock-based compensation of a C-corporation would be treated if the membership units were shares of a C corporation. Because the arrangement is primarily based on the price of the Company’s equity instruments and there are no substantive repurchase provisions, the arrangement in accounted for under FASB ASC 718 “Compensation — Stock Compensation” (“ASC 718”). The Company measures the cost of these equity awards based on the grant date fair value of the awards. That cost is recognized on a straight-line basis over the period during which the employee is required to provide service in exchange for the entire award. The fair value of the PIU’s on the date of grant is calculated using the Black Scholes option pricing model, based on key assumptions such as the fair value of Class A units, expected volatility and expected term. The Company’s estimates of these important assumptions are primarily based on third-party valuations, historical data, peer company data and the judgement of management regarding future trends.

The Company accounts for equity-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-employees”. The non-cash charge to operations for non-employee PIU’s with time based vesting provisions is based on the fair value of the PIU’s re-measured each reporting period and amortized to expense over the remaining vesting period.

Recent Accounting Pronouncements

Statement of Cash Flows - In 2016 the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” and ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. ASU 2016-15 addresses the presentation and classification of certain cash receipts and payments in the statement of cash flows. ASU 2016-18 is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the cash flows statement. The statement requires that restricted cash and restricted cash equivalents to be included as components of total cash and cash equivalents as presented on the statement of cash flows. These pronouncements go into effect for periods beginning after December 15, 2017. The Company does not believe the adoption of these pronouncements will have a material effect on the Company’s financial statements.

Leases – In February 2016, the FASB issued ASU 2016-02 which amends existing lease accounting guidance, and requires recognition of most lease arrangements on the balance sheet. The adoption of this standard will result in the Company recognizing a right-of-use asset representing its rights to use the underlying asset for the lease term with an offsetting lease liability. ASU 2016-02 will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the potential impact of the adoption of this accounting pronouncement to its financial statements.

Going Concern — In August 2014, FASB issued guidance that requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The updated accounting guidance was effective for the Company on December 31, 2016, and early adoption was permitted. The Company has implemented this guidance on December 31, 2016.

Stock Compensation - In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which will simplify the income tax consequences, accounting for forfeitures and classification on the Statement of Consolidated Cash Flows. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. This new pronouncement is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

3 —NOTES RECEIVABLE – RELATED PARTY

On November 24, 2016, the Chairman of the Board issued a promissory note to the Company in the amount of $35,000, payable with interest on or before June 6, 2017. Interest is calculated at a 5% interest rate per annum and shall be added to the principal balance of this note receivable. The Chairman subscribed to $35,000 of the Company convertible notes issued which generated this note receivable (see Note 6).

F-9

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

4 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	Useful	December 31,	December 31,
	life	2016	2015
Trademarks and Copyrights	20 years	$11,300	$11,300
Less: Accumulated amortization		(3,437)	(2,872)
Intangible Assets, net		$7,863	$8,428

Amortization of trademarks and copyrights amounted to $565 for each of the years ended December 31, 2016 and 2015. At December 31, 2016, the future remaining amortization periods for trademarks and copyrights are approximately 14 years.

5 — DUE TO RELATED PARTY

At December 31, 2015 the balance due to the Chairman of the Board was $15,596. In 2015, the Company withheld a total of $31,352 due to the Chairman of the Board in a segregated checking account, pending the outcome of legal action against the Chairman of the Board. In December 2015 the Company settled this legal action and recorded the gain on settlement of $15,756 as a reduction of general and administrative expenses for the year ended December 31, 2015.

6 — CONVERTIBLE NOTES - RELATED PARTIES AND DERIVATIVE LIABILITIES

In September and December, 2016, the Company issued convertible notes (the “notes”) with an outstanding unsecured principal amount of $235,000 to its members, including Directors and Officers, ($35,000 of which was purchased with a note receivable – see Note 3). The principal and interest is due in 2029, and the notes bear interest at a rate of 15% per annum.

The notes will automatically convert to such equity units in the event the Company issues and sells either common or preferred units of $2,000,000 or more, excluding the value of the conversion of these notes. The conversion price will be either one third the price offered during the financing round that triggers the conversion, or the price obtained by dividing $2,000,000 by the Company’s fully-diluted capitalization at the time of the financing round that triggers the conversion (the “Conversion Cap Price”), whichever is lower. In the event that the Company or its assets are acquired prior to the closing of a financing round of $2,000,000 or more, the outstanding principal and accrued interest of the notes will automatically convert to a new class of equity units in the Company with rights similar to the Class A units. The conversion will be equal to the Conversion Cap Price at the time of the event. This new class of equity units is entitled to receive cumulative distributions in preference to all other units of three times the outstanding balance at the time of conversion and would also receive distributions to the extent distributions are received by Class A Units of the founders. Upon maturity of the notes, the holder may elect to convert the notes into the new class of equity securities as if a sale of the company had occurred on the maturity date. A default is defined as non-payment, default in a covenant of the note, bankruptcy or involuntary petition for bankruptcy against the Company.

In addition, repayment of the notes due to an event of default, as defined above and in the convertible promissory note agreement, requires an accelerated payment of three times the outstanding principal and accrued interest. These default payment provisions were determined to be a derivative instrument. A derivative liability and an associated discount to the convertible notes of $762 at the date of issuance, was recognized. On December 31, 2016 the Company revalued the fair value of this derivative liability which resulted in $10 gain on the derivative liability for the year ended December 31, 2016.

The Company used the Monte-Carlo valuation model to determine the fair value of the derivatives liability, using the following key assumptions for the year ended December 31, 2016.

Underlying asset	Class A Unit
Class A Expected term (years)	5 years
Class A Volatility	90-92%
Risk free rate	1.67-2.45%
Event of default trigger	Starts at 0%, then rises 0.5% per year to a maximum of 5%
Probability of Company Sale	45% by 12/31/17 25% by 12/31/18 25% by 12/31/19

F-10

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

The following table sets forth a reconciliation of change in the fair value of financial liabilities, classified as Level 3 in the fair value hierarchy:

Derivative Liability

Balance at December 31, 2015	$-
Issuance of derivative liability – convertible notes payable	762
Change in fair value of derivative liability	(10)
Balance at December 31, 2016	$752

7 — Fair Value of Financial Instruments and Fair Value Measurements

The Company’s financial instruments consists primarily of cash, receivables, accounts payable and accrued liabilities, debt instruments and derivative liabilities.

FASB Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables, current liabilities and convertible notes payable each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The three levels of valuation hierarchy are defined as follows:

●	Level 1: Observable inputs such as quoted prices in active markets;

●	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2016, the significant inputs to the Company’s derivative liability recorded at fair value were considered level 3 inputs.

Fair value measurement using
	Quoted prices	Significant	Significant
	in	other observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Balance at December 31, 2016
Derivative liability	$—	$—	$752	752

8 — RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an exclusive, worldwide license agreement with The University of Virginia Patent Foundation d/b/a the University of Virginia Licensing and Ventures Group (the “UVA LVG”) for rights to make, use or sell licensed products in the United States based upon patents and patent applications made and held by UVA LVG (the “UVA LVG License”). The Company is required to pay compensation, as described Note 10. The Company is required to pay compensation to the UVA LVG, as described Note 10. A certain percentage of these payments by the Company to the UVA LVG may then be distributed to the Chairman of the Board in his capacity as inventor of the patents by the UVA LVG in accordance with their policies at the time.

F-11

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

As part of the settlement agreement, described in Note 5 - Due to Related Party, the Chairman of the Board will provide consulting services for the Company on an ongoing, open-ended basis in return for participation in the Company’s Performance Bonus Plan.

In September and December, 2016, the Company issued convertible notes, with a total outstanding unsecured principal amount of $235,000 to its members, including its Directors and Officers, refer to Note 6 - Convertible notes – related parties and derivative liabilities. Convertible notes payable, held by Directors and Officers of the Company, totaled $132,854 in principal at December 31, 2016.

The Company issued 7,054,735 Class A units, 554,330 Class B units, 117,872 warrants to purchase Class A units, 554,330 warrants to purchase Class B units, and 1,494,725 PIU’s to its Directors and Officers as of December 31, 2016, their direct relatives, or related entities (see Note 9).

9 —MEMBERS’ EQUITY

Classes of Membership Units

The Operating Agreement of the Company creates membership units “units” that are designed to largely mimic shares in a C corporation with the class and characteristics of the units determining the voting rights and share of cash distributions to be received by holders of the units, all as defined in the Operating Agreement.

As of December 31, 2016, the Company had two classes of units—Class A units and Class B units. The only difference between the two classes of units is the priority of distributions to the unit holders as further described under Distributions to Members described below. Under the Operating Agreement, the Company is authorized to issue either voting or non-voting units when issuing either Class A or Class B units. At December 31, 2016 and 2015 there were 14,100,394 Class A units outstanding and 1,870,469 Class B units outstanding and these outstanding units are all voting units.

Distributions to Members

The Operating Agreement provides for the relative distribution priority for all the members, for any regular distributions made by the Company to its members, which will be made at the discretion of the Company’s board of directors, based first on the class of the units, then on the invested capital paid for the unit, and then on whether there is a reduction in distribution due to the unit being a PIU, with the priority for distributions being in the order shown below:

First, Class B units will receive an amount equal to their invested capital prior to distributions to Class A units.

Second, Class A units will receive an amount equal to their invested capital with investors receiving the same percentage of their invested capital across the class of units if there is not enough funds to return the full amount of the invested capital.

Third, once all investors have received their invested capital, then distributions will be made to units of any class that have received the smallest amount on a per unit basis until all units have received the same amount of distributions on a per unit basis.

In addition to regular distributions, to the extent the Company has the financial capacity, it will make distributions to its members for the payment of the personal income taxes of its members in which such distributions will be due to profits allocations from the Company. Such tax related distributions will not be subject to the distribution priorities described above.

For the purpose of determining distributions only, PIU’s are effectively deemed to have already received a distribution equal to the fair value of a Class A unit at the time of issuance of the PIU (the “Distribution Reduction”). For instance, if a PIU was issued with a Class A unit having a value of $1.00, then all Class A units will received distributions of $1.00 before any distributions are made to the PIU, and once $1.00 has been distributed to all other Class A units, then the PIU will receive distributions pari passu to such Class A units thereafter.

Profits Interest Units (“PIU’s”)

The Operating Agreement also creates and authorizes the issuance of PIU’s. PIU’s are identical to Class A units except that the amount of cash distributions to be received by the holder of a PIU will be reduced by Distribution Reduction. In practice this makes the amount of cash to be received by the holder of a PIU, effectively identical to the amount that would be received for an equity stock option holder in a C corporation that received the option with an exercise price equal to the value of the underlying equity at the time of issuance (i.e., priced “at the money”).

PIU’s awarded as incentives to personnel are usually subject to Company right of repurchase, at the nominal amount, in the event the awardee’s employment with the Company is terminated. The right of repurchase usually expires over time on a straight-line, monthly basis with the length of expiration of the right of repurchase being 6-48 months depending on the circumstances.

F-12

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

Equity Issuances/Repurchases

Upon formation of the Company on November 23, 2010, the Company issued 9,151,141 Class A units shares to the Company’s founding members for a total price of $92.

From 2011 through 2014, the Company issued and repurchased Class A Units and Class B Units and warrants to purchase units as follows:

●	Issued 5,159,131 Class A units and warrants to purchase 723,916 Class A units for $0.001 per unit for total cash, net of financing cost $15,908, aggregating $6,392,110;
●	Issued 1,870,469 Class B units and warrants to purchase 1,870,469 Class B units for $1.42 per unit for cash aggregating $2,656,042;

●	Issued a certain warrant to third-party contract research organization (“CRO”) related to funding contract research work for clinical development of AD04 (the “CRO Contracts”). This warrant was later terminated in relation to termination of the CRO Contract;

●	Issued 1,456,056 PIU’s for Company personnel incentives with a Distribution Reduction at time of issue of between $0.50 and $1.42 per unit;
●	Repurchased 209,878 Class A units for cash aggregating $143,800 from members;
●	Repurchased 96,665 PIU’s due to personnel leaving employment with the Company.

In 2015, the Company issued and re-valued PIU’s and canceled a warrant as follows:

●	Issued 722,600 PIU’s for Company personnel incentives with a Distribution Reduction at time of issue of $0.50 per unit, with fair value of $281,827;
●	Reduced the Distribution Reduction for 515,250 PIU’s to $0.50 for Company personnel incentives. Of these PIU’s 183,500 of the PIU’s previously had a Distribution Reduction of $1.05 per unit and 331,750 of the PIU’s previously had a Distribution Reduction of $1.42 per unit. The expense recorded due to the modification of the PIU’s was $65,795, $59,835 of which was recognized as an expense in 2015 and $5,961 of which was amortized over the remaining life of the corresponding PIU grants.

In 2016, the Company issued and repurchased PIU’s as follows:

●	Issued 207,319 PIU’s for Company personnel incentives with a Distribution Reduction at time of issue of $0.50 per unit, with fair value of $90,698;
●	Repurchased 73,002 PIU’s for cash aggregating approximately $1 due to personnel leaving employment with the Company.

F-13

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

The following table provides the activity in PIU’s for the years ended December 31, 2016 and 2015.

	Total PIU’s Outstanding	Weighted Average Distribution Reduction
Outstanding December 31, 2014	1,359,391	$1.07
Granted	722,600	$0.50
Outstanding December 31, 2015	2,081,991	$0.68

Granted	207,319	$0.50
Re-purchased	(73,002)	$0.50
Outstanding December 31, 2016	2,216,308	$0.66

At December 31, 2016 and 2015, the numbers of vested PIU’s were 2,044,993 and 1,669,705, respectively. Of these total vested PIU’s, 446,806 were non-voting.

At December 31, 2016 and 2015, the intrinsic value totals of the outstanding PIU’s were $591,897 and $169,523 respectively.

The weighted average assumptions used in the Black Scholes Merton model related to PIU’s, for the years ended December 31, 2016 and 2015, are as follows:

	2016	2015
Fair Value of Class A unit	$0.81 to $0.92	$0.63 to $0.76
Risk-free rate	0.57%	0.51% to 0.70%
Volatility	80% to 92%	92 to 98%
Dividend yield	0%	0%
Expected term (years)	1.62 years	2.42 to 2.58 years

The Fair Value of the underlying Class A units were valued based on security offerings of the Company, increased for the Company’s annual weighted average cost of capital for PIU’s issued in subsequent years from the security offerings. The underlying Class A units were valued using an Option Pricing Model (OPM) using an iterative approach at various total equity values, such that the value of the equity instruments issued was equal to the consideration paid (given the equity structure at the time).

The risk free rate was determined based on the U.S. Treasury Bond Yield. The volatility is based on analyzing the stock price and implied volatility of guideline companies. The expected term of the awards is based on an estimated service period of 1.62 years for 2016 and between 2.42 years and 2.58 years for 2015. Compensation expense was recognized using the straight line method over the requisite service period, which is the implied service period. During the years ended December 31, 2016 and 2015, total equity-based compensation expense from the PIU’s issued was $153,562 and $250,823, respectively. The total future unrecognized compensation expense of $69,506 will be recognized in 2017.

The following is a summary of Warrants

	December 31,
Warrants outstanding:	2016	2015
Issued to investors in 2011 to purchase non-voting Class A units for $0.001 per unit exercise price, expiring on December 31, 2021	723,916	723,916

Issued to investors in 2013 to purchase Class B units for $1.42 per unit exercise price, expiring on December 31, 2031	1,870,469	1,870,469

Total Warrants Outstanding	2,594,385	2,594,385

There were no warrants issued, exercised or expired for the years ended December 31, 2016 and 2015.

F-14

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

10 — COMMITMENTS AND CONTINGENCIES

License with University of Virginia Patent Foundation

In January 2011, the Company entered into an exclusive, worldwide license agreement with (the “UVA LVG”) for rights to make, use or sell licensed products in the United States based upon the ten separate patents and patent applications made and held by UVA LVG.

As consideration for the rights granted in the UVA LVG License, the Company is obligated to pay UVA LVG yearly license fees and milestone payments, as well as a royalty based on net sales of products covered by the patent-related rights. More specifically, the Company paid UVA LVG a license issue fee and is obligated to pay UVA LVG (i) annual minimum royalties of $40,000 commencing in 2017; (ii) a $20,000 milestone payments upon dosing the first patient under a Phase 3 human clinical trial of a licensed product, $155,000 upon the earlier of the completion of a Phase 3 trial of a licensed product, partnering of a licensed product or sale of the Company, $275,000 upon acceptance of an NDA by the FDA, and $1,000,000 upon approval for sale of AD04 in the U.S., Europe or Japan; as well as (iii) royalties equal to a 2% of net sales of licensed products. In the event of a sublicense to a third party, the Company is obligated to pay royalties to UVA LVG equal to a percentage of what the Company would have been required to pay to UVA LVG had it sold the products under sublicense ourselves. In addition, the Company is required to pay to UVA LVG 15% of any sublicensing income. The license agreement may be terminated by UVA LVG upon sixty (60) days written notice if we breach our obligations thereunder, including failing to make any milestone or other required payments or to exercise diligence to bring licensed products to market. In the event of a termination, the Company will be obligated to pay all amounts that accrued prior to such termination.

The term of the license continues until the expiration, abandonment or invalidation of all licensed patents and patent applications, and following any such expiration, abandonment or invalidation will continue in perpetuity on a royalty-free, fully-paid basis.

Lease Commitments

On December 31, 2014, the Company signed a lease agreement for offices at 414 East Water Street, Charlottesville, VA 22911. The lease requires monthly payments of $2,250 and terminated on January 31, 2017. As of the date of these statements, the lease had terminated and the full security deposit of $2,250 has been returned to the Company. Rent expense under this operating lease agreement was approximately $27,000 and $32,000 for the years ended December 31, 2016 and 2015, respectively. The Company currently occupies approximately 300 square feet of office space in Charlottesville, Virginia that is provided at no cost by one of its members.

On June 1, 2016, the Company signed a sublease agreement under which to sublet the Company’s offices. The lease expires January 31, 2017 and requires monthly payments of $1,500. As of the date of these statements, the sublease had terminated and the full security deposit of $1,500 has been returned by the Company. Payments under sublease agreement were recorded as an offset to rent expense and were approximately $10,000 for the year ended December 31, 2016.

Performance Bonus Plan

On February 17, 2015, the Company adopted a Performance Bonus Plan (“PBP”) to provide incentive for Company personnel, which was then modified on January 25, 2016 and April 15, 2017. Under the PBP, 5.25% of the first $14.7 million of a strategic transaction (one or more transactions that provide funds to the Company and/or its members that enable the commencement of the clinical development of AD04) will be set aside for Company’s personnel with 1.25% of funds to be awarded to the Chairman of the Board and the remainder to be awarded at the CEO’s discretion, with no more than 3% payout to the CEO of the Company. The maximum bonus amount to be paid out of the PBP is $771,750. The Company has the right to pay up to 65% of the amounts due under the PBP with equity of the Company valued at a future investors round equity price.

Consulting Agreements

On March 22, 2016, the Company entered into an agreement with a third party consultant to explore transactions with a specific set of international pharmaceutical companies. This consultant was paid $1,740 in cash as an engagement fee. Additionally, if a transaction is consummated with one of the listed companies before March 21, 2018, when this agreement expires, this consultant will receive the greater of $91,000 (payable - 85,000 Euros) or 4% of the consideration received by the Company under the transaction.

F-15

ADIAL PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS

On April 25, 2016, the Company entered into a Consulting Agreement with a consultant, who now serves as Chief Operating Officer, at a compensation rate of $2,000 per month.

This consultant was granted 207,319 PIU’s in the Company and will be awarded 0.5% of a transaction, as defined by and under the terms of the Company’s PBP as stated in the above paragraph. The 0.5% of a transaction is equal to 9.5% of the Pool. For the year ended December 31, 2016, total fees charged by this consultant was $8,000.

On October 27, 2016, the Company entered into a Consulting Agreement to provide implementation of the Company’s investor relations program through September 30, 2018.

The consultant will receive equity, which will be in the form of restricted common stock at the completion of an offering of common stock securities (“Offering”), which would take place after the future reorganization of the Company into a corporation, in an amount equal to 4.8% of the common stock outstanding immediately prior to the Offering. Shares shall vest 50% upon issuance and 50% on December 31, 2017. If the Company does not conduct an Offering no shares will be received by the consultant. In addition, immediately following an Offering, the Company shall issue the consultant 5-year warrants to purchase such number of shares of common equity of the Company, equal to 4.9% of the then total fully diluted outstanding shares with an exercise price equal to the price of the shares issued in the Offering.

Employment Agreement

The Company has entered into an employment agreement with the Chief Executive Officer and Board Director (the “CEO”) effective December 6, 2010. The term of the agreement is 1 year and renews annually unless notice is provided 30 days prior to the renewal date. The annual base salary is $210,000 and the agreement provides for one year of severance upon termination by the Company. On August 17, 2016, the employment agreement was modified and the CEO would receive $5,000 per month until the Company raises additional funds, as defined, at which time the salary is to increase back to the annual base salary of $210,000, on a prospective basis. Additionally, if a single member gains control of the Company, as defined, the Company may be liable for payment of the full salary on a retroactive basis.

Litigation

The Company is subject, from time to time, to claims by third parties under various legal disputes. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition and cash flows. For the year ended December 31, 2016 and 2015, the Company did not have any pending legal actions.

CRO Option

As part of the termination of the CRO Contracts, the Company issued the CRO an option to invest $100,000 in the Company’s next financing of $3,000,000 on terms equal to those received by investors but at a 15% discount to the lowest price paid by such investors. In the event the Company is acquired prior to such a financing, the CRO also has the option to purchase 70,423 Class B units at a price of $1.42 per unit (i.e., $100,000 total purchase price). This option expires on March 14, 2021.

11— SUBSEQUENT EVENTS

Effective May 1 2017, the Company entered into a senior secured bridge note financing with a third party investment fund (“Holder”), for the principal sum of $287,500 of which $250,000 was received as proceeds and $37,500 was recorded as original issue discount (the “OID”). The interest on the principal amount is at the rate of two percent per annum until the principal amount becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. The maturity date will be November 1, 2017, at which time the principal and accrued and unpaid interest and other fees herein, will be due and payable. This note is secured by all the assets held by the Company.

Holder has the right to require repayment of 115% of the outstanding principal amount plus interest upon the Company receiving proceeds of $250,000 or more from the sale of its equity (or equivalent securities) or the issuance of debt (the “Financing”). In the future, Holder is also entitled to receive warrants, which amounts are based on the above principal sum of $287,500 divided by the equity price sold to investors in the Financing. The number of warrants to be issued to the Holder also depends on the type of Financing the Company completes in the future. There are also commitment shares, as defined in the agreement, that are due to the Holder in the amount of $29,000 upon the closing of the Financing.

During the first quarter of 2017, the Company entered into consulting and service agreements with various personnel and third parties in exchange for cash and future equity interests, based on the Company completing its future Offering.

F-16

ADIAL PHARMACEUTICALS, LLC

UNAUDITED CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2017 AND 2016

F-17

ADIAL PHARMACEUTICALS, LLC

CONDENSED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2017	2016
ASSETS
Current Assets:
Cash and cash equivalents	$137,134	$87,993
Prepaid expenses and other current assets	51,000	18,303
Note receivable - related party	—	35,117
Total Current Assets	188,134	141,413

Intangible assets - net	7,581	7,863
Other assets	—	2,250
Total Other Assets	7,581	10,113

Total Assets	$195,715	$151,526

LIABILITIES AND MEMBERS' DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$163,964	$20,012
Senior bridge note payable, net of discount of $25,272 at June 30, 2017	262,228	—
Convertible notes payable, net of discount of $716 and $745 at June 30, 2017 and Dec. 31, 2016 respectively	234,284	234,255
Derivative liability	752	752
Total Current Liabilities	661,228	255,019

Commitments and contingencies

MEMBERS' DEFICIT
Members' equity	9,915,570	9,834,752
Accumulated deficit	(10,381,083)	(9,938,245)
Total Members' Deficit	(465,513)	(103,493)

Total Liabilities and Members' Deficit	$195,715	$151,526

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-18

ADIAL PHARMACEUTICALS, LLC

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Operating Expenses:
Research and development expenses	$57,863	$38,160	$102,339	$77,267
General and administrative expenses	183,622	57,534	308,746	144,136
Total Operating Expenses	241,485	95,694	411,085	221,403

Loss From Operations	(241,485)	(95,694)	(411,085)	(221,403)

Other Income (Expense)
Interest income	38	14	376	116
Interest expense	(22,826)	-	(32,129)	-
Total other income (expense)	(22,788)	14	(31,753)	116

Loss Before Provision For Income Taxes	(264,273)	(95,680)	(442,838)	(221,287)
Provision for income taxes	—	—	—	—

Net Loss	$(264,273)	$(95,680)	$(442,838)	$(221,287)

Net loss per unit, basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Weighted average units, basic and diluted	18,187,807	18,195,032	18,187,484	18,123,943

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-19

ADIAL PHARMACEUTICALS, LLC

CONDENSED STATEMENT OF CHANGES IN MEMBERS' DEFICIT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND YEAR ENDED DECEMBER 31, 2016

							Total
	Class A Units		Class B Units		Profits Interest Units		Members'	Accumulated
	Units	Amount	Units	Amount	Units	Amount	Equity	Deficit	Total

Balance, December 31, 2015	14,100,394	$6,248,402	1,870,469	$2,656,042	2,081,991	$776,746	$9,681,190	$(9,518,045)	$163,145

Equity-based compensation	—	—	—	—	207,319	153,563	153,563	—	153,563
Repurchased Profit Interest Units	—	—	—	—	(73,002)	(1)	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	(420,200)	(420,200)

Balance, December 31, 2016	14,100,394	$6,248,402	1,870,469	$2,656,042	2,216,308	$930,308	$9,834,752	(9,938,245)	$(103,493)

Units Sold	—	—	18,868	20,000	—	—	20,000	—	20,000

Equity-based compensation	—	—	—	—	—	60,818	60,818	—	60,818
Net loss	—	—	—	—	—	—	—	(442,838)	(442,838)
Balance at June 30, 2017	14,100,394	$6,248,402	1,889,337	$2,676,042	2,216,308	$991,126	$9,915,570	(10,381,083)	$(465,513)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-20

ADIAL PHARMACEUTICALS, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(442,838)	$(221,287)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation for services	60,818	79,189
Amortization of intangible assets	282	282
Amortization of discount to senior and convertible notes	12,257	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(12,697)	43,170
Other assets	2,250	—
Accounts payable and accrued expenses	143,952	(12,340)
Due to related party	—	(15,596)
Net cash used in operating activities	(235,976)	(126,582)

CASH FLOWS FROM INVESTING ACTIVITIES:
Note receivable - related party	35,117	—
Net cash provided by investing activities	35,117	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Bridge Note Payable	250,000	—
Net cash provided by financing activities	250,000	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49,141	(126,582)

CASH AND CASH EQUIVALENTS -BEGINNING OF PERIOD	87,993	162,377

CASH AND CASH EQUIVALENTS-END OF PERIOD	$137,134	$35,795

Supplemental Disclosure of Cash Flow Information:
Interest paid	$—	$—
Income taxes paid	$—	$—

Non-Cash Financing Activities:
Class B Units Issued for subscription receivable	$20,000	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-21

ADIAL PHARMACEUTICALS, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1 — DESCRIPTION OF BUSINESS

Adial Pharmaceuticals, LLC (the “Company” or “Adial”) was formed on November 23, 2010 in the Commonwealth of Virginia. Adial is presently engaged in the development and commercializing of medications for the treatment of addictions and related disorders.

The Company is planning to commence its first Phase 3 clinical trial of its lead compound AD04 (“AD04”) for the treatment of alcohol use disorder when the necessary funding becomes available (Note 2). Both the U.S. Food and Drug Administration (“FDA”) and the European Medicines Authority (“EMA”) have indicated they will accept to heavy-drinking-based endpoints as a basis for approval for the treatment of alcohol use disorder rather than the previously required abstinence-based endpoints. Key patents have been issued in the United States, the European Union, and other jurisdictions for which the Company has exclusive license rights. The active ingredient in AD04 is ondansetron, a serotonin-3 antagonist. Due to its mechanism of action, AD04 has the potential to be used for the treatment of other addictive disorders, such as obesity, smoking, and drug addiction.

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions for Form 10-Q and Article 8 of Regulation S-X. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such interim results. Interim operating results are not necessarily indicative of results that may be expected for the full year ending December 31, 2017 or for any subsequent period. These unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company which are included in the accompanying Form S-1/A.

Liquidity, Going Concern and Uncertainties

The financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. To date, the Company’s commercial operations have not generated revenues to enable profitability. As of June 30, 2017, the Company had an accumulated deficit of approximately $10.4 million, and has incurred net losses of approximately $0.4 million and $0.2 million for the six months ended June 30, 2017 and 2016, respectively. Based on the current development plans for AD04 in both the U.S. and foreign markets and the Company’s other operating requirements, management believes that the existing cash at June 30, 2017 will not be sufficient to fund operations for at least the next twelve months following the issuance of these financial statements. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

The Company’s continued operations will depend on its ability to raise additional capital through various potential sources, such as equity and/or debt financings, strategic relationships, or out-licensing of its products in order to complete its ongoing research and development efforts and the planned Phase 3 clinical trial. Management is actively pursuing financing, but can provide no assurances that such financing will be available on acceptable terms, or at all. Without this funding, the Company could be required to delay, scale back or eliminate some or all of its research and development programs which would likely have a material adverse effect on the Company.

The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Generally, the Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s product candidates; the ability to obtain regulatory approval to market the Company’s products; the ability to manufacture the Company’s products successfully; competition from products manufactured and sold or being developed by other companies; the price of, and demand for, Company products; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products; and the ability to raise capital to support its operations.

F-22

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include the valuation of outstanding PIU’s (defined in Note 9), derivative liabilities, intangible assets useful life, and contingent liabilities. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Basic and Diluted Earnings (Loss) per Unit

Basic and diluted earnings (loss) per unit are computed based on the weighted-average outstanding Class A and Class B member units, which are all voting units and member unit equivalents outstanding during the year. The weighted average PIU’s outstanding are also included in the basic and diluted loss per unit calculations.

Member unit equivalents consist of outstanding warrants and outstanding convertible notes payable (see Note 6). Member unit equivalents of approximately 2.6 million warrants and future member equity units to be authorized and issued upon the conversion of the convertible notes to equity (Note 6), were both excluded from the computation of diluted earnings (loss) per unit for the three and six months ended June 30, 2017 and 2016, because their effect on the loss per unit is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation. There were no accounts that exceeded federally insured limits at June 30, 2017 and December 31, 2016.

F-23

Intangible Assets

Intangible assets consist primarily of the trademarks and copyrights. The trademarks and copyrights will be amortized using the straight-line method based on an estimated useful life of 20 years.

Impairment of Long-Lived Assets

The Company’s long-lived assets (consisting of the trademarks) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Through June 30, 2017, the Company had not experienced impairment losses on its long-lived assets.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company’s taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company may be subject to examination by IRS for calendar years 2013 through 2016.

Research and Development

Research and development costs are charged to expense as incurred. Research and development includes fees associated with consultants supporting our research and development endeavors and the acquisition of technology rights and patents costs for which development work is still in process. These costs are charged to operations as incurred as research and development expense.

Embedded Derivative Liability – Convertible Notes

The Company has convertible notes outstanding at June 30, 2017 and December 31, 2016 with default payment provisions (default provision that requires payment of three times the outstanding principal amount plus accrued interest). The Company determined that the default provision is an embedded component that qualifies as a derivative which should be bifurcated from the Convertible Notes and separately accounted for in accordance with FASB ASC 815, “Derivatives and Hedging”. ASC 815 – 15 – 25 – 42 establishes criteria to determine whether puts are closely and clearly related to a debt host should the debt contain a substantial premium or default provision (one that is greater than 10% of the principal resulting from puts that require payoff for more than 110% of principal amount outstanding). The embedded derivative is recorded at fair value on the date of issuance and marked-to-market at each balance sheet date with the change in the fair value recorded as income or expense in the statement of operations (see Note 6).

Equity-Based Compensation

The Company treats the PIU’s it issues in the form of Class A membership Units as compensation in a manner consistent with how stock-based compensation of a C-corporation would be treated if the membership units were shares of a C corporation. Because the arrangement is primarily based on the price of the Company’s equity instruments and there are no substantive repurchase provisions, the arrangement in accounted for under FASB ASC 718 “Compensation — Stock Compensation” (“ASC 718”). The Company measures the cost of these equity awards based on the grant date fair value of the awards. That cost is recognized on a straight-line basis over the period during which the employee is required to provide service in exchange for the entire award. The fair value of the PIU’s on the date of grant is calculated using the Black Scholes option pricing model, based on key assumptions such as the fair value of Class A units, expected volatility and expected term. The Company’s estimates of these assumptions are primarily based on third-party valuations, historical data, peer company data and the judgment of management regarding future trends.

The Company accounts for equity-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-employees”. The non-cash charge to operations for non-employee PIU’s with time based vesting provisions is based on the fair value of the PIU’s re-measured each reporting period and amortized to expense over the remaining vesting period.

Recent Accounting Pronouncements

Statement of Cash Flows - In 2016 the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” and ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. ASU 2016-15 addresses the presentation and classification of certain cash receipts and payments in the statement of cash flows. ASU 2016-18 is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the cash flows statement. The statement requires that restricted cash and restricted cash equivalents to be included as components of total cash and cash equivalents as presented on the statement of cash flows. These pronouncements go into effect for periods beginning after December 15, 2017. The Company does not believe the adoption of these pronouncements will have a material effect on the Company’s financial statements.

F-24

Leases – In February 2016, the FASB issued ASU 2016-02 which amends existing lease accounting guidance, and requires recognition of most lease arrangements on the balance sheet. The adoption of this standard will result in the Company recognizing a right-of-use asset representing its rights to use the underlying asset for the lease term with an offsetting lease liability. ASU 2016-02 will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the potential impact of the adoption of this accounting pronouncement to its financial statements.

Stock Compensation - In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which will simplify the income tax consequences, accounting for forfeitures and classification on the Statement of Cash Flows. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. The adoption of Topic 718 did not have a material impact to our financial statements, including the presentation of equity-based compensation in our Statements of Operations.

3 —NOTES RECEIVABLE – RELATED PARTY

On November 24, 2016, the Chairman of the Board issued a promissory note to the Company in the amount of $35,000, payable with interest on or before June 6, 2017. Interest was calculated at a 5% interest rate per annum and shall be added to the principal balance of this note receivable. The Chairman subscribed to $35,000 of the Company convertible notes issued which generated this note receivable (see Note 6).

During the six months ended June 30, 2017, the Company received approximately $35,500 from this related party for this note receivable, and the Company accrued interest of $367 on this note for the six months ended June 30, 2017. As of June 30, 2017, this note has been paid in full.

4 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	Useful	June 30,	December 31,
	life	2017	2016
Trademarks and Copyrights	20 years	$11,300	$11,300
Less: Accumulated amortization		(3,719)	(3,437)
Intangible Assets, net		$7,581	$7,863

Amortization of trademarks and copyrights amounted to $282 for each of the six months ended June, 2017 and 2016. At June 30, 2017, the future remaining amortization periods for trademarks and copyrights are approximately 14 years.

5 — SENIOR BRIDGE NOTE

Effective May 1 2017, the Company entered into a senior secured bridge note financing with a third party investment fund (“Holder”) for the principal sum of $287,500 of which $250,000 was received as proceeds and $37,500 was recorded as original issue discount. The interest on the principal amount is at the rate of two percent per annum until the principal amount becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. The maturity date is November 1, 2017, at which time the principal and accrued and unpaid interest and other fees herein, is due and payable. This note is secured by all the assets held by the Company which cannot be sold or otherwise disposed of without the Holder’s written consent. At June 30, 2017, the Company had accrued $942 in interest and amortized $12,228 of the original discount, with $25,272 in discount remaining. Both interest accrual and discount amortization were recorded as interest expense.

Holder has the right to require repayment of 115% of the outstanding principal amount plus interest upon the Company receiving proceeds of $250,000 or more from the sale of its equity (or equivalent securities) or the issuance of debt. In the future, Holder is also entitled to receive warrants, which amounts are based on the above principal sum of $287,500 divided by the equity price sold to investors in the contemplated IPO, as defined with the exercise price equal to the offering price. The number of warrants to be issued to the Holder also depends on the type of financing the Company completes in the future. There are also commitment shares, as defined in the agreement, that are due to the Holder in the amount of $29,000 and shall be paid on consummation of the contemplated IPO. In the event of default, the full principal amount of $287,500 plus accrued interest will be immediately due and payable to the Holder; in addition, $25,000 will be due and payable to Holder for every calendar month the note is in default until full payment is made.

6 — CONVERTIBLE NOTES - RELATED PARTIES AND DERIVATIVE LIABILITIES

In September and December, 2016, the Company issued convertible notes (the “notes”) with an outstanding unsecured principal amount of $235,000 to its members, including Directors and Officers, ($35,000 of which was purchased with a note receivable – see Note 3). The principal and interest is due in 2029, and the notes bear interest at a rate of 15% per annum.

The notes will automatically convert to such equity units in the event the Company issues and sells either common or preferred units of $2,000,000 or more, excluding the value of the conversion of these notes. The conversion price will be either one third the price offered during the financing round that triggers the conversion, or the price obtained by dividing $2,000,000 by the Company’s fully-diluted capitalization at the time of the financing round that triggers the conversion (the “Conversion Cap Price”), whichever is lower. In the event that the Company or its assets are acquired prior to the closing of a financing round of $2,000,000 or more, the outstanding principal and accrued interest of the notes will automatically convert to a new class of equity units in the Company with rights similar to the Class A units. The conversion will be equal to the Conversion Cap Price at the time of the event. This new class of equity units will be entitled to receive cumulative distributions in preference to all other units of three times the outstanding balance at the time of conversion and would also receive distributions to the extent distributions are received by Class A Units of the founders. Upon maturity of the notes, the holder may elect to convert the notes into the new class of equity securities as if a sale of the company had occurred on the maturity date. A default is defined as non-payment, default in a covenant of the note, bankruptcy or involuntary petition for bankruptcy against the Company.

F-25

In addition, repayment of the notes due to an event of default, as defined above and in the convertible promissory note agreement, requires an accelerated payment of three times the outstanding principal and accrued interest. These default payment provisions were determined to be a derivative instrument. A derivative liability and an associated discount to the convertible notes of $762 at the date of issuance, was recognized. On December 31, 2016 the Company revalued the fair value of this derivative liability which resulted in $10 gain on the derivative liability for the year ended December 31, 2016. The change in the fair value of the derivative liability for the six months ended June 30, 2017 was not significant and therefore no gain or loss was recognized for the six months ended June 30, 2017.

The Company used the Monte-Carlo valuation model to determine the fair value of the derivative liability, using the following key assumptions for the year ended December 31, 2016 and six months ended June 30, 2017.

Underlying asset	Class A Unit
Class A Expected term (years)	5 years
Class A Volatility	90-92%
Risk free rate	1.67-2.45%
Event of default trigger	Starts at 0%, then rises 0.5% per year to a maximum of 5%
Probability of Company Sale	45% by 12/31/17 25% by 12/31/18 25% by 12/31/19

The following table sets forth a reconciliation of change in the fair value of financial liabilities, classified as Level 3 in the fair value hierarchy:

Derivative Liability

Balance at December 31, 2015	$—
Issuance of derivative liability – convertible notes payable	762
Change in fair value of derivative liability	(10)
Balance at December 31, 2016	$752
Change in fair value of derivative liability	—
Balance at June 30, 2017	$752

7 — Fair Value of Financial Instruments and Fair Value Measurements

The Company’s financial instruments consists primarily of cash, receivables, accounts payable and accrued liabilities, debt instruments and derivative liabilities.

FASB Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables, current liabilities and convertible notes payable each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The three levels of valuation hierarchy are defined as follows:

●	Level 1: Observable inputs such as quoted prices in active markets;

●	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

F-26

As of June 30, 2017 and December 31, 2016, the significant inputs to the Company’s derivative liability recorded at fair value were considered level 3 inputs.

Fair value measurement using
	Quoted prices	Significant	Significant
	in	other observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Balance at June 30, 2017
Derivative liability	$—	$—	$752	$752

Fair value measurement using
	Quoted prices	Significant	Significant
	in	other observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Balance at December 31, 2016
Derivative liability	$—	$—	$752	$752

8 — RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an exclusive, worldwide license agreement with The University of Virginia Patent Foundation d/b/a the University of Virginia Licensing and Ventures Group (the “UVA LVG”) for rights to make, use or sell licensed products in the United States based upon patents and patent applications made and held by UVA LVG (the “UVA LVG License”). The Company is required to pay compensation to the UVA LVG, as described Note 10. A certain percentage of these payments by the Company to the UVA LVG may then be distributed to the Chairman of the Board in his capacity as inventor of the patents by the UVA LVG in accordance with their policies at the time.

The Chairman of the Board will provide consulting services for the Company on an ongoing, open-ended basis in return for participation in the Company’s Performance Bonus Plan.

In September and December, 2016, the Company issued convertible notes, with a total outstanding unsecured principal amount of $235,000 to its members, including its Directors and Officers, refer to Note 6 - Convertible notes – related parties and derivative liabilities. Convertible notes payable, held by Directors and Officers of the Company, totaled $132,854 in principal at June 30, 2017 and December 31, 2016.

The Company issued 7,054,735 Class A units, 554,330 Class B units, 117,872 warrants to purchase Class A units, 554,330 warrants to purchase Class B units, and 1,494,725 PIU’s to its Directors and Officers, their direct relatives or related entities (see Note 9) as of June 30, 2017 and December 31, 2016.

9 — MEMBERS’ EQUITY

Classes of Membership Units

The Operating Agreement of the Company creates membership “units” that are designed to largely mimic shares in a C corporation with the class and characteristics of the units determining the voting rights and share of cash distributions to be received by holders of the units, all as defined in the Operating Agreement.

As of June 30, 2017 and December 31, 2016, the Company had two classes of units—Class A units and Class B units. The only difference between the two classes of units is the priority of distributions to the unit holders as further described under Distributions to Members described below. Under the Operating Agreement, the Company is authorized to issue either voting or non-voting units when issuing either Class A or Class B units. On June 28, 2017, the Company accepted a subscription for 18,868 Class B units at $1.06 per unit. At June 30, 2017 there were 14,100,394 Class A units outstanding and 1,889,337 Class B units outstanding. At December 31, 2016, there were 14,100,394 Class A units outstanding and 1,870,469 Class B units outstanding. These outstanding units are all voting units.

F-27

Distributions to Members

The Operating Agreement provides for the relative distribution priority for all the members, for any regular distributions made by the Company to its members, which will be made at the discretion of the Company’s board of directors, based first on the class of the units, then on the invested capital paid for the unit, and then on whether there is a reduction in distribution due to the unit being a PIU, with the priority for distributions being in the order shown below:

First, Class B units will receive an amount equal to their invested capital prior to distributions to Class A units.

Second, Class A units will receive an amount equal to their invested capital with investors receiving the same percentage of their invested capital across the class of units if there are not enough funds to return the full amount of the invested capital.

Third, once all investors have received their invested capital, then distributions will be made to units of any class that have received the smallest amount on a per unit basis until all units have received the same amount of distributions on a per unit basis.

In addition to regular distributions, to the extent the Company has the financial capacity, it will make distributions to its members for the payment of the personal income taxes of its members in which such distributions will be due to profits allocations from the Company. Such tax related distributions will not be subject to the distribution priorities described above.

For the purpose of determining distributions only, PIU’s are effectively deemed to have already received a distribution equal to the fair value of a Class A unit at the time of issuance of the PIU (the “Distribution Reduction”). For instance, if a PIU was issued with a Class A unit having a value of $1.00, then all Class A units will receive distributions of $1.00 before any distributions are made to the PIU, and once $1.00 has been distributed to all other Class A units, then the PIU will receive distributions pari passu to such Class A units thereafter.

Profits Interest Units (“PIU’s”)

The Operating Agreement authorized the issuance of PIU’s. PIU’s are identical to Class A units except that the amount of cash distributions to be received by the holder of a PIU will be reduced by Distribution Reduction. In practice this makes the amount of cash to be received by the holder of a PIU, effectively identical to the amount that would be received for an equity stock option holder in a C corporation that received the option with an exercise price equal to the value of the underlying equity at the time of issuance (i.e., priced “at the money”).

PIU’s awarded as incentives to personnel are usually subject to Company right of repurchase, at the nominal amount, in the event the awardee’s employment with the Company is terminated. The right of repurchase usually expires over time on a straight-line, monthly basis with the length of expiration of the right of repurchase being 6-48 months depending on the circumstances.

Equity Issuances/Repurchases

Upon formation of the Company on November 23, 2010, the Company issued 9,151,141 Class A units shares to the Company’s founding members for a total price of $92.

From 2011 through 2014, the Company issued and repurchased Class A Units and Class B Units and warrants to purchase units as follows:

●	Issued 5,159,131 Class A units and warrants to purchase 723,916 Class A units for $0.001 per unit for total cash, net of financing cost $15,908, aggregating $6,392,110;

●	Issued 1,870,469 Class B units and warrants to purchase 1,870,469 Class B units for $1.42 per unit for cash aggregating $2,656,042;

F-28

●	Issued a certain warrant to a third party contract research organization (“CRO”) related to funding contract research work for clinical development of AD04 (the “CRO Contracts”). This warrant was later terminated in relation to termination of the CRO Contract;

●	Issued 1,456,056 PIU’s for Company personnel incentives with a Distribution Reduction at time of issue of between $0.50 and $1.42 per unit;

●	Repurchased 209,878 Class A units for cash aggregating $143,800 from members; and

●	Repurchased 96,665 PIU’s due to personnel leaving employment with the Company.

In 2015, the Company issued and re-valued PIU’s and canceled a warrant as follows:

●	Issued 722,600 PIU’s for Company personnel incentives with a Distribution Reduction at time of issue of $0.50 per unit, with fair value of $281,827; and

●	Reduced the Distribution Reduction for 515,250 PIU’s to $0.50 for Company personnel incentives. Of these PIU’s 183,500 of the PIU’s previously had a Distribution Reduction of $1.05 per unit and 331,750 of the PIU’s previously had a Distribution Reduction of $1.42 per unit. The expense recorded due to the modification of the PIU’s was $65,795, $59,835 of which was recognized as an expense in 2015 and $5,961 of which was amortized over the remaining life of the corresponding PIU grants.

In 2016, the Company issued and repurchased PIU’s as follows:

●	Issued 207,319 PIU’s for Company personnel incentives with a Distribution Reduction at time of issue of $0.50 per unit, with fair value of $90,698; and

●	Repurchased 73,002 PIU’s for cash aggregating approximately $1 due to personnel leaving employment with the Company.

During the six months ended June 30, 2017, there were no PIU’s granted or repurchased.

The following table provides the activity in PIU’s for the three months ended June 30, 2017.

	Total PIU Units Outstanding	Weighted Average Distribution Reduction
Outstanding December 31, 2016	2,216,308	$0.66
Granted	-
Re-purchased	-
Outstanding June 30, 2017	2,216,308	$0.66

At June 30, 2017 and December 31, 2016, the numbers of vested PIU’s were 2,193,803 and 2,044,993, respectively. Of these total vested PIU units, 446,806 were non-voting.

At June 30, 2017 and December 31, 2016, the intrinsic value totals of the outstanding PIU’s were $820,117 and $591,897 respectively.

Compensation expense was recognized using the straight line method over the requisite service period, which is the implied service period. During the six months ended June 30, 2017 and 2016, total equity-based compensation expense from the PIU’s issued was $60,818 and $79,189, respectively. The total future unrecognized compensation expense of $8,689 will be recognized in 2017.

The following is a summary of Warrants outstanding:

	June 30,	December 31,
	2017	2016
Issued to investors in 2011 to purchase non-voting Class A units for $0.001 per unit exercise price, expiring on December 31, 2021	723,916	723,916

Issued to investors in 2013 to purchase Class B units for $1.42 per unit exercise price, expiring on December 31, 2031	1,870,469	1,870,469

Total Warrants Outstanding	2,594,385	2,594,385

There were no warrants issued, exercised or expired for the six months ended June 30, 2017 and 2016.

F-29

10 — COMMITMENTS AND CONTINGENCIES

License with University of Virginia Patent Foundation

In January 2011, the Company entered into an exclusive, worldwide license agreement with (the “UVA LVG”) for rights to make, use or sell licensed products in the United States based upon the ten separate patents and patent applications made and held by UVA LVG.

As consideration for the rights granted in the UVA LVG License, the Company is obligated to pay UVA LVG yearly license fees and milestone payments, as well as a royalty based on net sales of products covered by the patent-related rights. More specifically, the Company paid UVA LVG a license issue fee and is obligated to pay UVA LVG (i) annual minimum royalties of $40,000 commencing in 2017; (ii) a $20,000 milestone payments upon dosing the first patient under a Phase 3 human clinical trial of a licensed product, $155,000 upon the earlier of the completion of a Phase 3 trial of a licensed product, partnering of a licensed product, or sale of the Company, $275,000 upon acceptance of an NDA by the FDA, and $1,000,000 upon approval for sale of AD04 in the U.S., Europe or Japan; as well as (iii) royalties equal to a 2% of net sales of licensed products. In the event of a sublicense to a third party, the Company is obligated to pay royalties to UVA LVG equal to a percentage of what the Company would have been required to pay to UVA LVG had it sold the products under sublicense ourselves. In addition, the Company is required to pay to UVA LVG 15% of any sublicensing income. The license agreement may be terminated by UVA LVG upon sixty (60) days written notice if we breach our obligations thereunder, including failing to make any milestone or other required payments or to exercise diligence to bring licensed products to market. In the event of a termination, the Company will be obligated to pay all amounts that accrued prior to such termination.

The term of the license continues until the expiration, abandonment or invalidation of all licensed patents and patent applications, and following any such expiration, abandonment or invalidation will continue in perpetuity on a royalty-free, fully-paid basis.

Lease Commitments

On December 31, 2014, the Company signed a lease agreement for office at 414 East Water Street, Charlottesville, VA 22911. The lease requires monthly payments of $2,250 and terminated on January 31, 2017. As of the date of these statements, the lease had terminated and the full security deposit of $2,250 has been returned to the Company. Rent expense under this operating lease agreement was approximately $750 and $12,600 for the six months ended June 30, 2017 and 2016, respectively. The Company currently occupies approximately 300 square feet of office space in Charlottesville, Virginia that is provided at no cost by one of its members.

Performance Bonus Plan

On February 17, 2015, the Company adopted a Performance Bonus Plan (“PBP”) to provide incentive for Company personnel, which was then modified on January 25, 2016 and April 15, 2017. Under the PBP, 5.25% of the first $14.7 million of a strategic transaction (one or more transactions that provide funds to the Company and/or its members that enable the commencement of the clinical development of AD04) will be set aside for Company’s personnel with 1.25% of funds to be awarded to the Chairman of the Board and the remainder to be awarded at the CEO’s discretion, with no more than 3% payout to the CEO of the Company. The maximum bonus amount to be paid out of the PBP is $771,750. The Company has the right to pay up to 65% of the amounts due under the PBP with equity of the Company, valued at a future investors round equity price.

F-30

Consulting Agreements

On March 22, 2016, the Company entered into an agreement with a third party consultant to explore transactions with a specific set of international pharmaceutical companies. This consultant was paid $1,740 in cash as an engagement fee. Additionally, if a transaction is consummated with one of the listed companies before March 21, 2018, when this agreement expires, this consultant will receive the greater of $91,000 (payable - 85,000 Euros) or 4% of the consideration received by the Company under the transaction.

On April 25, 2016, the Company entered into a Consulting Agreement with a consultant, who now serves as Chief Operating Officer and Chief Financial Officer, at a compensation rate of $2,000 per month. This amount was raised to $2,200 per month on June 1, 2017. This consultant was granted 207,319 PIU’s in the Company and will be awarded 0.5% of a transaction, as defined by and under the terms of the Company’s PBP as stated in the above paragraph. The 0.5% of a transaction is equal to 9.5% of the Pool. For the six months ended June 30, 2017, total fees charged by this consultant were $12,200.

On October 27, 2016, the Company entered into a Consulting Agreement to provide implementation of the Company’s investor relations program through September 30, 2018. The consultant will receive equity, which will be in the form of restricted common stock at the completion of an offering of common stock securities (“Offering”), which would take place after the future reorganization of the Company into a corporation, in an amount equal to 4.9% of the common stock outstanding immediately prior to the Offering. Shares shall vest 50% upon issuance and 50% on December 31, 2017. If the Company does not conduct an Offering, no shares will be received by the consultant. In addition, immediately following an Offering, the Company shall issue the consultant 5-year warrants to purchase such number of shares of common equity of the Company equal to 4.9% of the then total fully diluted outstanding shares with an exercise price equal to the price of the shares issued in the Offering.

Employment Agreement

The Company has entered into an employment agreement with the Chief Executive Officer and Board Director (the “CEO”) effective December 6, 2010. The term of the agreement is 1 year and renews annually unless notice is provided 30 days prior to the renewal date. The annual base salary is $210,000 and the agreement provides for one year of severance upon termination by the Company. On August 17, 2016, the employment agreement was modified and the CEO would receive $5,000 per month until the Company raises additional funds, as defined, at which time the salary is to increase back to the annual base salary of $210,000 on a prospective basis. Additionally, if a single member gains control of the Company, as defined, the Company may be liable for payment of the full salary on a retroactive basis.

Litigation

The Company is subject, from time to time, to claims by third parties under various legal disputes. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition and cash flows. At June 30, 2017 and December 31, 2016, the Company did not have any pending legal actions.

CRO Option

As part of the termination of the CRO Contracts, the Company issued the CRO an option to invest $100,000 in the Company’s next financing of $3,000,000 on terms equal to those received by investors but at a 15% discount to the lowest price paid by such investors. In the event the Company is acquired prior to such a financing, the CRO also has the option to purchase 70,423 Class B units at a price of $1.42 per unit (i.e. $100,000 total purchase price). This option expires on March 14, 2021.

Other Agreements

During the six months ended June 30, 2017, the Company entered into consulting and service agreements with various personnel and third parties in exchange for cash and future equity interests, contingent on the Company completing its contemplated initial public offering.

11 — SUBSEQUENT EVENTS

Adoption of Board Compensation Plan & Director Option Grant

One July 1, 2017, the board of directors approved a plan for the annual compensation of Directors, to commence on the completion of an initial public offing, as follows:

	Board	Audit Committee	Compensation Committee	Nominating & Governance Committee
Chair	$23,750	$15,000	$10,000	$7,000
Member	$20,000	$6,000	$5,000	$3,000

F-31

Additionally, effective July 1, 2017, the board of director granted each Director 30,000 options for the purchase of Class A units at a price of $1.06 per unit with vesting of the options over three years and with a term of ten years, the first 1/6th vesting only after 6 months (“the Cliff”), then 1/36th vesting each month for the remaining 30 months.

Appointment of New Director with Approval of Additional Compensation

On July 1, 2017, the board of directors appointed an additional Director. In addition to receipt of the Director compensation described above, this Director was granted and additional 30,000 options on the same terms, and the entirety of his grant of 60,000 options was exempted from the Cliff.

Acceptance of Unit Subscription from Director

Simultaneous with his appointment on July 1, 2017, the Company accepted a subscription from the new Director for purchase of 9,434 Class B units at $1.06 per unit, $10,000 in total, payable in cash.

Adoption of Compensation Plan for Officers & Execution of Employment Agreements

One July 1, 2017, the board of directors approved a plan for the annual compensation of Officers, to commence on the completion of an initial public offing, as follows:

	Annual Salary	Target Annual Bonus[2]	One-time Option Award
CEO	$350,000	30%	279,000	[3]
COO/CFO[1]	$143,000	20%	162,000	[3]
CDO	$260,000	20%	186,000	[4]

[1]	Annual salary is for 50% of full time, on a full-time equivalent basis of $286,000 annually.

[2]	As a percentage of Annual Salary. The target annual bonus will be awarded for meeting performance goals set by the board of directors, with the potential for an additional award not to exceed a third of the target annual bonus for exemplary performance awarded at the discretion of the board of directors.

[3]	Options issued July 1, 2017. Options are to purchase Class A units at a price of $1.06 per unit, the options vesting over three years and with a term of ten years, the first 1/6th vesting only after 6 months, then 1/36th vesting each month for the remaining 30 months.

[4]	186,000 Options issued July 25, 2017. Options are to purchase Class A units at a price of $1.06 per unit and have a term of ten years. 93,000 Options vest over three years, the first 1/6th vesting only after 6 months, then 1/36th vesting each month for the remaining 30 months; and 93,000 Options will commence vesting at the IPO with 1/36 vesting each month thereafter for 36 months.

On July 25, 2017, these terms were memorialized in employment agreements concluded by the Company and the executives referred to above.

Receipt of Investment Receivable & Additional Pre-Paid Investment

Payment of $20,000 cash for the subscription for 18,868 Class B units accepted on June 28, 2017 was received on July 18, 2017, simultaneous with a pre-paid investment of $10,000 toward purchase of an additional 9,434 Class B units on substantially the same terms as the previously accepted investment.

F-32

            Shares
Common Stock

 ________________________________

PROSPECTUS

 _______________________________

Aegis Capital Corp

Through and including        , 2017 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with our public offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee:

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*
Total	$	*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’\ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	transaction from which the director derives an improper personal benefit;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or redemption of shares; or

●	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

●	indemnification beyond that permitted by the Delaware General Corporation Law;

●	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

●	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

●	indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

●	indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

●	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

●	indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities to the persons described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering. The recipients both had access, through their relationship with us, to information about us.

During the year ended December 31, 2014, we issued 446,806 nonvoting profits interest units to our personnel as compensation for services. The profits interest units had an exercise price of $0.50 per unit.

During the year ended December 31, 2015, we issued 722,600 profits interest units to our personnel as compensation for services. The profits interest units had an exercise price of $0.50 per unit.

During the year ended December 31, 2015, we issued an option to a service provider to invest in our next financing of $3,000,000 or more at a purchase price equal to a 15% discount to the lowest price paid by the investors in the financing.

During the year ended December 31, 2016, we issued 207,319 profits interest units to our personnel as compensation for services. The profits interest units had an exercise price of $0.50 per unit.

In September and November 2016, we issued convertible notes in the aggregate principal amount of $235,000 to 34 investors that were members, some of whom were officers and directors. We intend to convert the aggregate principal amount of debt into [       ] shares of common stock, prior to the effectiveness of the registration statement. The issuance of common stock in the debt conversion will be exempt from registration under Section 3(a)(9).

On October 27, 2016, we entered an agreement for consulting services and agreed to issue shares such that the consultant has a beneficial ownership equal to 4.8% of our outstanding common stock immediately prior to this offering. In addition, we intend to issue to the consultant a warrant to acquire 4.9% of our fully diluted common stock after this offering at an exercise price equal to the offering price.

In the first quarter of 2017, we agreed to issue certain personnel and third parties upon consummation of this offering, shares of common stock having a value equal to $238,750.

In May 2017, we issued to one lender in consideration of our receipt of $250,000, a senior secured note in the principal amount of $287,500 together with a warrant with a cashless exercise feature exercisable to purchase shares of common stock equal to $287,500 divided by the initial offering price of our common stock in our initial public offering at an exercise price of equal to the price of common stock sold in our next financing of $250,000 or more. In addition, we agreed to issue upon consummation of this offering such number of shares of common stock having a value equal to $29,000 based upon the initial public offering price.

On June 29, 2017, we issued 18,868 Class B Units to one (1) investor in consideration of the investor’s investment of $20,000.

On July 1, 2017, we issued Tony Goodman an option to purchase 60,000 Class A Units at an exercise price of $1.06 per Unit in consideration of his services as a director. Simultaneous with his appointment as a director on July 1, 2017, Mr. Goodman purchased from us 9,434 Class B Units for an aggregate of $10,000 (or $1.06 per unit).

On July 1, 2017, we issued to seven (7) directors an option for each director to purchase 30,000 Class A Units (for an aggregate of 210,000 Class A Units) at an exercise price of $1.06 per unit, with the options vesting over three years, the first 1/6th vesting 6 months after the grant date, then 1/36th vesting each month for the remaining 30 months. The options have a term of ten years.

On July 1, 2017, we granted to each of Mr. Stilley and Mr. Truluck an option to purchase 279,000 and 162,000 Class A Units, respectively, at an exercise price of $1.06 per unit, vesting as to 1/6th of the Class A Units on the six month anniversary of the date of the grant and the remaining Class A Units vesting as to 1/36th of the Class A Units over the remaining 30 months. The options have a term of ten years.

On July 26, 2017, we granted to each of Dr. Zastawny an option to purchase 186,000 Class A Units at an exercise price of $1.06 per unit, of which 93,000 options vest over three years, the first 1/6th vesting after 6 months, then 1/36th vesting each month for the remaining 30 months; and 93,000 options will commence vesting at the IPO with 1/36 vesting each month thereafter for 36 months. The options have a term of ten years.

We converted $[______] of principal debt into an aggregate of [______] Class B units, immediately prior to our initial public offering. The issuance of Class B units in the Debt Conversion was exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) as the exchange was made by us with our existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. The issuance of common stock was also exempt from registration under the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering. The [______] Class B units were converted into [______] shares of our common stock in the corporate conversion/reincorporation , which took place immediately prior to our initial public offering. The issuance of common stock in the corporate conversion was exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) thereof as the common stock was exchanged by us with our existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. The issuance of common stock was also exempt from registration under the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

We also intend to issue [         ] shares having a value of $501,637.50 to our Chairman of the Board, Chief Executive Officer, and Chief Operating Officer/Chief Financial Officer in accordance with the terms of our Performance Bonus Plan The issuance of these securities will also be exempt from registration under the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering or Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction pursuant to a compensatory benefit plan or contract relating to compensation.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(h)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlottesville, State of Virginia, on      , 2017.

ADIAL PHARMACEUTICALS, INC.

By:
Name:	William B. Stilley
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William B. Stilley and Joseph Truluck, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

William B. Stilley	Chief Executive Officer and President (Principal Executive Officer)	, 2017

Joseph M. Truluck	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

J. Kermit Anderson	Member of the Board of Directors	, 2017

Robertson H. Gilliland	Member of the Board of Directors	, 2017

Tony Goodman	Member of the Board of Directors	, 2017

Bankole A. Johnson	Member of the Board of Directors	, 2017

Ming D. Li, PhD	Member of the Board of Directors	, 2017

Leonard Meyer, JD	Member of the Board of Directors	, 2017

James W. Newman, Jr.	Member of the Board of Directors	, 2017

Kevin Schuyler, CFA	Member of the Board of Directors	, 2017

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Form of Underwriting Agreement
3.1*	Articles of Organization of ADial Pharmaceuticals L.L.C.
3.2*	Second Amended and Restated Operating Agreement of ADial Pharmaceuticals L.L.C., dated as of February 3, 2014
3.3	Form of Certificate of Incorporation of Adial Pharmaceuticals, Inc.
3.4	Form of Bylaws of Adial Pharmaceuticals, Inc.
3.5	Form of Articles of Incorporation of APL Conversion Corp., a Virginia Corporation
3.6	Form of Bylaws of APL Conversion Corp., a Virginia Corporation
3.7	Form of Articles of Conversion to be filed with the Virginia Secretary of State
3.8	Form of Plan of Conversion
3.9	Form of Certificate of Merger to be Filed with the Delaware Secretary of State
3.10	Form of Articles of Merger to be filed with the Virginia Secretary of State
3.11	Form of Agreement and Plan of Reorganization
4.1†	Specimen Common Stock Certificate
4.2†	Form of Representative’s Warrant
4.3*	Form of Warrant to Purchase Membership Units (2011 Offering)
4.4*	Form of Warrant to Purchase Membership Units (2013 Offering)
4.5*	Form of Common Stock Purchase Warrant by and between ADial Pharmaceuticals, LLC and FirstFire Global Opportunities Fund, LLC
4.6*	Form of 2016 Convertible Promissory Note (2016 Offering)
4.7*	Senior Secured Promissory Note dated as of May 1, 2017 by and between ADial Pharmaceuticals, LLC and FirstFire Global Opportunities Fund, LLC
4.8*	Form of Membership Unit Award (Profits Interest) Agreement
4.9+	Option Agreement between ADial Pharmaceuticals, LLC and Tony Goodman
4.10+	Performance Bonus Plan
4.11+	Form of Adial Pharmaceuticals, Inc. 2017 Equity Incentive Plan
4.12+	Form of Stock Option Grant Notice, Option Agreement (Incentive Stock Option or Nonstatutory Stock Option) and Notice of Exercise under the 2017 Equity Incentive Plan
4.13+	Form of ADial Pharmaceuticals, LLC Option Agreement
5.1†	Opinion of Gracin & Marlow, LLP
10.1*	License Agreement between the University of Virginia Patent Foundation and ADial Pharmaceuticals, LLC effective January 21, 2011
10.2*	Amendment #1 to License Agreement between University of Virginia Patent Foundation and ADial Pharmaceuticals, LLC effective October 21, 2013
10.3*	Amendment #2 to License Agreement between University of Virginia Patent Foundation and ADial Pharmaceuticals, LLC effective May 18, 2016
10.4*	Amendment #3 to License Agreement between University of Virginia Patent Foundation and ADial Pharmaceuticals, LLC effective March 27, 2017
10.5+*	Executive Employment Agreement with William B. Stilley, III dated December 6, 2010
10.6+*	Salary Forbearance Agreement with William B. Stilley dated August 17, 2016
10.7+*	Consulting Agreement with Joseph Truluck dated April 25, 2016
10.8*	Termination Agreement with Cato Holding Company dated March 14, 2017
10.9*	Securities Purchase Agreement dated as of May 1, 2017 by and between ADial Pharmaceuticals, LLC and FirstFire Global Opportunities Fund, LLC
10.10*	Security Agreement dated May 1, 2017 by and between ADial Pharmaceuticals, LLC and FirstFire Global Opportunities Fund, LLC
10.11*	Settlement Agreement and Release of Claims entered into as of January 25, 2016 by and between Bankole Johnson and ADial Pharmaceuticals, LLC
10.12*	Promissory Note issued to ADial Pharmaceuticals, L.L.C. by Bankole A. Johnson in the principal amount of $35,000.
10.13+	Form of Subscription Agreement for the Purchase of Class B Units
10.14+	Consulting Agreement dated October 27, 2016 between ADial Pharmaceuticals, L.L.C. and Crescendo Communications, LLC
10.15+	Form of Employment Agreement to be entered into with William B. Stilley
10.16+	Form of Employment Agreement to be entered into with Joseph Truluck
10.17+	Form of Employment Agreement to be entered into with Tomasz H. Zastawny
10.18	Form of Indemnification Agreement
23.1†	Consent of Friedman LLP
23.2†	Consent of Gracin & Marlow, LLP (See Exhibit 5.1 above)
23.3	Consent of Ipsos-Insight, LLC
24.1†	Power of Attorney (Included in the signature page of this Registration Statement)

† To be filed by amendment.

* Previously filed with the Securities and Exchange Commission.

+ Indicates management contract or compensatory plan.

# The Registrant has sought confidential treatment with respect to certain portions of this exhibit which has been submitted separately to the Securities and Exchange Commission. The exhibits filed with this registration statement are listed in the Exhibit Index hereto, which is incorporated by reference herein.